

trupanion™

2023 Annual Report

Table of Contents

To Our Shareholders

> **"I basically believe in the soldier on system. Lots of hardship will come and you gotta handle it well by soldiering through."**
>
> *– Charlie Munger, in his last CNBC interview*

Why I Founded Trupanion

Darryl Rawlings
Chief Executive Officer & Chair of the Board

Twenty-six years into this journey, I feel it is appropriate to remind our shareholders of the why behind Trupanion. It is the story of my childhood dog, Mitzy. Many of you have heard this story, but I revisit this story today, because while we are nearly 40 years out from losing Mitzy, and 26 years into building Trupanion, the problem that faced my parents is still one that faces millions of pet-loving families around the world.

The story of Mitzy begins when I was a teenager growing up in Vancouver, Canada. We were your typical middle-class family, and my parents, looking to give my brother and I all the opportunities they could afford, lived paycheck to paycheck. One weekend, when Mitzy was only 2 years of age, it was clear she was ill and not obvious to us what the issue was. With our local veterinarian closed for the weekend, we headed to a 24/7 emergency clinic on West 4th in downtown Vancouver.

The diagnosis was quick. The veterinarian informed us that Mitzy had a twisted stomach, which fortunately was operable, and the operation would save her life. With the surgery, we would have another decade or so of time with Mitzy. But, then came the discussion of cost. And, because my parents, like so many families, lived month to month with no available credit, they could not afford the surgery.

In the end, we left the veterinarian that day without Mitzy, and in the process, everyone was devastated. The veterinarians and their staff were available to help, had the knowledge and the tools to do so, but also had a business to run. They simply could not operate without being paid. My parents were not only devastated that they could not save our beloved dog but also embarrassed for their son to discover the impact of his parents not having a way to budget for the care that Mitzy needed. I too was devastated, frustrated, and angry. There had to be a better way. This horrible outcome is what set the wheels in motion for me to start Trupanion.

Fourteen years after losing Mitzy, at the age of 28, I sold a cigar business that I had started a few years earlier. I used those proceeds to build a company that could solve the problem and make it easier for families like mine to budget and care for their pets, while empowering veterinarians and their staffs to deliver high quality care effectively. Two years later, I enrolled Trupanion's first pet, my dog, Monty.

Our goal was--and still is--to eliminate the need for "financial" euthanasia, and our mission is to help loving, responsible pet parents budget and care for their pets.

To be successful, we have to help more than a few Mitzies--we need to help millions! We measure our impact in the billions of dollars we have spent paying veterinary invoices on behalf of our members. It took 20 years for Trupanion to pay out our first billion dollars in member invoices. Three years later, we crossed the $2 billion threshold. Later this year, we expect to cross $3 billion, and if we continue to grow intrinsic value per share at 20% to 25% year after year, within a decade, we will be paying out $5 billion per year in veterinary invoices. This is how we define success. By all the Mitzies and responsible, loving pet parents that we get to help. **To make this happen, everyone in the ecosystem needs to win. Everyone! This includes pets, pet parents, veterinarians and their staff, our territory partners, team members, industry partners, regulators, and, of course, our shareholders.**

Normally, this is where I would pivot my attention to the results of the business over the past year. But, those of you who are close to the story know that it is Margi who has been leading the execution of the company and of the 60-month plan. For this reason, Margi has been involved in the drafting of this year's letter, and I expect that she will play a bigger role in writing these letters moving forward. I will let her introduce herself.

Margi's Introduction

Margi Tooth
President

I've had the privilege of working closely with Darryl on a number of letters in the past, not least a heavy involvement in the writing of the 60-month plan letter in 2021. This year, however, our approach has been different, giving me time to reflect fully on the progress over the last year, as well as step back and assess the many learnings collected over the last 12 months. I look forward to a more involved role with this unique shareholder letter for many years to come. Before we walk you through our 2023 results, I'd like to share a brief overview of why I am so pleased to be here.



Trupanion is a unique company, and the opportunity in front of us is immense. We are in a large, under-penetrated (and now global) market. We have a dedicated and talented team that genuinely cares about our mission and is focused on the long term. Our value proposition to our members is the best in the industry, and our partnership with veterinarians is deep-rooted, aligned, and unique in helping pet parents when it matters most by improving access to care. We now have multiple products across various geographies and price points, and to support this diverse portfolio, we are developing an organizational and technological infrastructure to be able to service our growing pool of members. Finally, we are now building a stronger financial model by self-funding our capital requirements and strengthening our balance sheet. The future in front of us is brighter than ever.

2023 in Review

2023 was an interesting year for many reasons. For the first time in company history, we generated over a billion dollars in annual revenue. Total revenue grew 22% to $1.1 billion. Our core Subscription Business contributed $713 million in revenue, and our lower margin "Other Business" contributed $396 million.

On the surface, crossing a billion dollars with a 22% revenue growth rate could be deemed by some as a good year, but these results mask some more distinct challenges.

We have long considered our Adjusted Operating Income (AOI) as the most important metric in our business. This is our own self-defined, non-GAAP term, and it is a critical financial metric that we use to manage the business. It represents the discretionary profit (pre-tax) that we earn from our existing pets before we spend money to acquire new pets or invest in new growth initiatives.

Key Consolidated Financial Metrics

Year	Enrolled pets	Revenue	Adjusted operating income	Invested capital to acquire new pets	Net cash*	Net income (loss)	Fully diluted share count**	Revenue per share	YoY growth	Adjusted operating income per share	YoY growth	Statutory capital & surplus	Required statutory capital & surplus ***
2014	232,450	115.9	0.9	11.1	61.5	(21.2)	33.8	$3.43	2%	$0.03	-82%	23.7	23.7
2015	291,818	147.0	3.6	14.8	45.6	(17.2)	34.1	$4.30	26%	$0.11	267%	28.1	27.8
2016	343,649	188.2	14.8	14.7	51.6	(6.9)	34.9	$5.40	25%	$0.42	282%	32.9	29.5
2017	423,194	242.7	23.4	18.4	57.8	(1.5)	35.4	$6.85	27%	$0.66	57%	40.4	26.5
2018	521,350	304.0	31.9	23.7	135.2	(0.9)	37.9	$8.03	17%	$0.85	29%	60.1	60.0
2019	646,728	383.9	44.2	33.3	140.2	(1.8)	38.0	$10.12	26%	$1.16	36%	78.3	62.6
2020	862,928	502.0	57.1	45.1	302.6	(5.8)	42.4	$11.85	17%	$1.35	16%	98.6	88.5
2021	1,176,778	699.0	78.5	69.5	294.3	(35.5)	42.8	$16.32	38%	$1.83	36%	131.7	129.3
2022	1,537,573	905.2	89.3	80.4	239.0	(44.7)	42.8	$21.17	30%	$2.09	14%	171.4	158.7
2023	1,714,473	1,108.6	83.5	70.4	242.0	(44.7)	43.5	$25.47	20%	$1.92	-8%	241.3	177.2

Note: Revenue, Adjusted operating income, Invested capital to acquire new pets, Net cash, Net income, Statutory capital shown in $ millions
* Cash, investments, and our building assets minus debt   ** Total share count plus options and warrants granted, which includes outstanding shares plus unexercised/unvested options and RSUs, as well as shares granted in subsequent years pertaining to the year's performance   *** Estimate

From 2015 to 2021, we experienced strong double-digit growth in AOI and AOI per share every year. In 2022, adjusted operating income only grew 14%--a disappointing result that we covered in last year's letter. In 2023, our discretionary income went backwards! AOI per share decreased 8%. Entering the year, we had assumed veterinary inflation would jump to 12%, more than double the historical rate of 5-6% per year we have seen (nearly) every year for the past 20+ years. At the time, we believed 12% to be a reasonable, if not an overly conservative, assumption. In actuality, veterinary inflation came in even higher than we anticipated, at 15% year over year. Our conservatism was not sufficient, and we got it wrong.

Undoubtedly, the spike in inflation hurt us in the short term. We also wish we had caught it sooner and had been poised to react quicker. But, the why behind the 15% inflation is important to touch on. For some time, we have been saying that veterinarians need to raise their prices. We are part of the animal health eco-system, and the overwhelming stressors within the veterinary community are clear to us. We see the ongoing challenges of staffing, compassion fatigue, and the hangover of the pandemic directly affecting the once revered relationship between veterinarians and their clients. Veterinary teams across North America have been struggling, and we have been a very vocal advocate for this heroic profession, championing their plight. In fact, in our Q2 2022 conference call, we said it was our expectation that veterinarians would need to raise prices by a total of 30-50% over a 3-4 year period in order to build sustainable businesses and continue to treat and care for our pets. It seems that all the talk across the veterinary industry in 2022 finally led veterinarians to increase their prices. Comparing prices at the end of 2021 with those in December 2023, the total increase of almost 30% is well on the way to our ballpark estimate and on track to give the industry the economic relief it so desperately needs.

What is also reflected in this step up is a direct demand among pet parents to access veterinary care for their pets. This is our reason for being. We exist so pet parents and veterinarians can treat pets the way they deem necessary. We are not here to control cost of care, nor do we dictate the type of care provided. We simply ensure pets get the care they need, when they need it. With rising cost of care and more demand amongst pet parents for greater access to care, the need for Trupanion will only continue to grow.

Now, returning to adjusted operating income. Our goal in our 60-month plan (published in 2021) was to grow our intrinsic value per share at 25% a year from 2021 to 2025. Growth in adjusted operating income also can act as a simple proxy for our growth in intrinsic value per share. Last year, we said that growing intrinsic value per share at 20% year over year is a good result and that we are ecstatic when we grow 25%+.

In aggregate, the total AOI that we would have available to invest at a 20% AOI CAGR versus a 25% AOI CAGR is as follows:

(in $ millions)	2020 AOI	2021 AOI	2022 AOI	2023 AOI	3yr total	2024 AOI	2025 AOI	5yr total
20% growth	57.1	68.5	82.2	98.7	249.4	118.4	142.1	509.9
25% growth	57.1	71.4	89.2	111.5	272.1	139.4	174.3	585.8
Actual & 2024 Guidance	57.1	78.5	89.3	83.5	251.3	100-120		

If veterinary inflation in 2023 had been at the 12% we had predicted and planned for, we would have earned another 3 percentage points on our subscription revenue of $713 million. On that basis, our AOI would have been approximately $105 million, firmly between the 20% and 25% 3-year CAGR growth rates. Instead, at 15% inflation, we earned just $84 million. The negative cash impact of our pricing miss and not reaching our subscription AOI margin target of 15% will likely be $72 million when it is all said and done ($10 million in 2022, $37 million in 2023, and an estimated $25 million in 2024 based on our guidance).

(in $ millions)	2022 AOI	2023 AOI	2024 AOI
Actual & 2024 Guidance	89.3	83.5	100-120
Subscription @ 15% AOM + Other	99.4	120.3	130-140
Deficit	(10.2)	(36.7)	(10)-(40)

Even with the setback in 2023, in which our AOI declined year over year, we are still working to have our aggregate 5-year adjusted operating income total exceed $510 million. This is above our 20% benchmark but shy of our aspirational goal. If we take into account the guidance range for 2024, announced in our year-end earnings release, we would need $139-159 million of AOI in 2025 in order to reach the $510 million total. Doing so will require that we re-accelerate growth in adjusted operating income in the final 24 months of our 60-month plan. This will require us to continue the ongoing repair of our margins, which will in turn give us license to increase our spending on pet acquisition costs and re-accelerate our growth, while maintaining the realized efficiencies noted across our business during the last year.

Subscription Adjusted Operating Margin



Now back to that "interesting year" comment. Our margin compression rippled through the company, hurting our year-over-year growth in AOI, year-over-year growth in total pet acquisition spending, and the lifetime value of a pet. With most of these key metrics, taking a step back, one would expect that this would be considered a disappointment--especially when compared to our performance in 2022. Yet, what is reflected in the chart above tells us a different story, one that we collectively should be proud of. Here's why...

We committed to our cost-plus model and went about the 12-18 month journey to restore our adjusted operating margin (AOM). We cut expenses, realizing that this temporary margin compression was going to cost us close to $72 million of cash between 2022, 2023, and 2024. We reduced our overall pet acquisition spend to lean into the lower margin per pet and focused on a return to free cash flow positive. Additionally, we began to monitor and report multiple P&Ls across our various products and across different geographies within our core Trupanion product. This de-centralized approach is critical when managing the unique lifetime values of our pets from different P&Ls, and it resulted in a 21% reduction of our average per pet acquisition cost in the year.

Turning away from margin, the year threw one final challenge in front of of us – this time in the form of our audit and the material weaknesses that arose from it. Efforts to remediate these material weaknesses are underway, and as a business, we have been taught the lesson that rapid growth must come with an equally rapid development of processes and controls. In some instances, this did not happen. Ultimately, these findings have stimulated a deeper level of discipline, rigor, and operational diligence across our technology and infrastructure processes that will undoubtedly make us stronger in the long run.

Despite it all, the team has shown great resilience and fortitude. The passion borne from a company obsessed with its mission and its members is a gift. Motivation to solve the problem of how to budget for the cost of unexpected veterinary care has resulted in important lessons and learnings as we reorganized, tested, and began to build stronger, more resilient foundations.

The team has and will continue to soldier on.

Inflation Parallels within Auto Insurance

We have not been alone in our dealings with inflation. According to S&P, in 2020, the US automotive insurance sector recorded its lowest claims ratio (loss ratio + LAE ratio) in over 20 years as people stayed at home and drove less. The industry refunded customers due to this significant windfall. When life returned to normal and inflation came through, the cost of new cars and car repairs went up. In 2022, the sector reported its highest claims ratio in over two decades.

US Private Auto Insurance Industry – Total Claims Ratio



Source: S&P Global. Total claims ratio defined as Loss Ratio + Loss Adjustment Expense Ratio (LAE Ratio)

While 2022 was a difficult year, the sector is implementing rate increases at levels not seen in decades. Revenues across the sector are now hitting all-time highs. Progressive and Allstate share prices are currently trading at all-time highs as well. This suggests that investors believe that claims ratios will eventually recover and that high inflation is actually healthy for the industry. High inflation increases the need for insurance.

US Private Auto Insurance Industry – Annual Price Changes



Source: US Bureau of Labor Statistics. Consumer Price Index for Motor vehicle insurance in US city average, all urban consumers, not seasonally adjusted. 2024 represents average year-over-year change for January and February.

When comparing our experience with veterinary inflation to the charts above, the trends look eerily similar. This provides us with further confidence that our margin pressures will be temporary if we take the right pricing actions.

Trupanion Subscription Business

As we have said before, the vast majority of Trupanion's intrinsic value is derived from our core Subscription Business. Today this includes our core Trupanion product; our 'Powered By' suite of products for Aflac and Chewy; our medium and low average monthly revenue per unit (ARPU) products, Furkin and PHI Direct; and our products in Continental Europe. Of our $83.5 million of adjusted operating income in 2023, $70.2 million, or 84%, was generated from our Subscription Business. We ended the year with over 991,000 total enrolled subscription pets. During the year, we earned subscription revenue of approximately $712.9 million. Of this, we spent approximately $539.7 million paying veterinary invoices on behalf of our members, $69.2 million providing member support (for Trupanion and our 'Powered By' products, this support is 24/7/365), and $33.7 million on fixed expenses.

Trupanion - Subscription *(in $ millions)*	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Total Enrolled Pets	215,491	272,636	323,233	371,683	430,770	494,026	577,957	704,333	869,862	991,426
Revenue	$103.5	$133.4	$173.4	$218.4	$263.7	$321.2	$387.7	$494.9	$596.6	$712.9
YoY Change	35%	29%	30%	26%	21%	22%	21%	28%	21%	19%
Minus paying veterinary invoices	($74.0)	($95.2)	($124.4)	($155.2)	($190.5)	($231.7)	($277.9)	($351.9)	($432.8)	($539.7)
Minus paying variable expenes	($10.9)	($14.0)	($16.6)	($21.1)	($24.6)	($29.4)	($35.4)	($48.5)	($58.6)	($69.2)
Minus paying fixed expense	($17.3)	($19.9)	($17.3)	($18.2)	($17.7)	($18.2)	($20.4)	($23.4)	($25.9)	($33.7)
Discretionary Profit (AOI)	$1.3	$4.3	$15.0	$23.8	$31.0	$41.9	$54.0	$71.0	$79.3	$70.2
YoY Change		231%	249%	59%	30%	35%	29%	31%	12%	-12%
Discretionary Profit Margin (AOM)	1.3%	3.2%	8.7%	10.9%	11.7%	13.0%	13.9%	14.3%	13.3%	9.8%
Capital deployed to acquire new pets (PAC)	$10.9	$14.7	$14.5	$18.4	$23.3	$32.9	$44.2	$69.0	$79.8	$70.2
YoY Change		34%	-1%	25%	27%	41%	34%	56%	16%	-12%
Estimated IRR of PAC			33%	43%	46%	40%	41%	36%	30%	22%
Cash after new pet aquisition	($9.6)	($10.4)	$0.5	$5.4	$7.7	$9.0	$9.8	$2.0	($0.5)	$0.0
Capital expenditures	($5.6)	($4.9)	($1.9)	($3.1)	($4.4)	($5.4)	($7.5)	($12.4)	($17.1)	($18.3)
Cash generated / (Cash used)	($15.2)	($15.3)	($1.4)	$2.3	$3.3	$3.6	$2.3	($10.4)	($17.6)	($18.3)

Below is our monthly per-pet economics, or cash flow prior to new pet acquisition, for our average subscription pet in 2023.

	2021		2022		2023	
Average monthly cost (ARPU) *	$63.56	100.0%	$63.82	100.0%	$65.26	100.0%
Less: paying veterinary invoices	($45.27)	71.2%	($46.38)	72.6%	($49.50)	75.9%
Less: variable expenses	($6.25)	9.8%	($6.27)	9.8%	($6.34)	9.7%
= contribution profit	$12.04	18.9%	$11.17	17.5%	$9.42	14.4%
Less: fixed expenses	($3.01)	4.7%	($2.77)	4.3%	($3.10)	4.8%
= profit per pet per month	$9.03	14.2%	$8.40	13.2%	$6.32	9.7%
Less: capital charge requirement**	($0.64)	1.0%	($0.64)	1.0%	($0.65)	1.0%
= cash generated per month for the average pet	$8.39	13.2%	$7.76	12.2%	$5.67	8.7%

* Analysis excludes MGA products
** Capital charge is an estimate of capital cost, it does not represent the actual net interest expense in the period

The decrease in AOI margins in 2023 resulted in our profit per pet, per month decreasing 25% to $6.32. Our average monthly retention decreased from 98.69% to 98.49%. This combination drove a reduction in the lifetime value of a pet (LVP) from $641 per pet to $419. All else being equal, a contraction in LVP requires us to reduce pet acquisition cost (PAC) in order to stay within our IRR guardrails of 30-40%. In aggregate, we reduced our PAC spending by nearly $10 million, or 12% year over year, and we added 287,000 new pets to Trupanion or 11% more than last year.

On a per pet basis, our PAC decreased from $289 per pet to $228, a 21% reduction. In short, the team demonstrated an impressive ability to maintain growth discipline, despite lower PAC dollars.

We have been frequently asked how our PAC has become more efficient–this comes down to being more granular in our investments, looking at each P&L (different products and geographies) independent of one another, and reducing some areas of spend that act as a longer-term halo effect. Throttling back spend is not our long-term aspiration, but we know we can do this if we need to.



Margi's Thoughts

How We Think About Pet Acquisition Spend

Our pet acquisition cost consists of every dollar we spend to acquire a pet. This includes territory partner commissions, the cost of our contact center sales team, the compensation of team members involved in pet growth and more traditional sales and marketing costs such as paid search, direct mail and social media spend (to name a few). This all-inclusive approach gives us a clear cost base to understand the cost of acquiring a pet. Once we have this insight, we can make decisions on how best to deploy our capital.

PAC spend across each P&L is built up in layers with each component driving lead volume (market awareness and interest), improving conversion rate, or supporting the first 90-day member experience (the point at which our churn is greatest). With each layer, the team then considers geography, breed and value proposition (if our pricing is right) before investment is made. Each P&L requires a different focus; some may be early stages of development, some may have higher lead volume with lower conversion and some may have a currently mispriced product, leading us to lower spend. In the quirky world of pets, sometimes we see higher cat enrollment rates versus dogs and this again influences our decisions. The individual P&L growth characteristics can shift quickly depending on key operating metrics. It is the role of each P&L growth owner to understand which levers to pull and push. When spend is higher, we tend to see the sales funnel widen – raising awareness of the need for pet insurance and the rationale behind choosing Trupanion. When spend reduces, we double down our focus on the businesses with the highest returns and painstakingly work to grow from the ground up. In both instances we grow, yet our learnings are less broad – which is good in the short term but in an underpenetrated market, we don't aspire to grow slowly. In fact, if our AOI continues to grow at the high rates we aspire to, we will soon have hundreds of millions of dollars available each year to grow the business. Over time, I expect we will continue to learn, refine and reapply concepts and tactics to drive efficiency. While more investment helps to drive faster growth, it's critical that any step up in spend is managed thoughtfully.

Retention for Core Trupanion Brand

Amidst the backdrop of unprecedented inflation and hard, but necessary, pricing increases, retention remained strong. As you have heard us say before, pets are not discretionary. For our members, they are part of their family, and in times of rising cost of care, the need for Trupanion is even greater!

In 2023, we retained about 301,000 pets that received a rate change of 20% or more within our core Trupanion business. Average monthly retention for this group was 98.28%. While this is lower than our average retention throughout our history, it is a high level given the magnitude of a 20%+ rate change, and it further illustrates the stickiness of our product. We believe that the average subscriber life of a Trupanion member is twice that of the industry average, which illustrates the value of our product and service.

2023 Churn	Active pets at year end	Number of cancelled pets	Distribution	Monthly churn	Monthly retention rate	YoY Change
No rate change	179,511	51,883	19.49%	2.47%	97.53%	-0.12%
Rate Change < 20%	441,069	64,592	47.88%	0.99%	99.01%	-0.04%
Rate Change >= 20%	300,551	33,728	32.63%	1.72%	98.28%	-0.18%
Total	921,131	150,203	100.00%	1.42%	98.58%	-0.12%

As seen above, improving retention among our members who are new to Trupanion remains our biggest area of opportunity. Last year, we took a step back in this regard. The transition to our new policy administration and claims adjudication platform has taken time to put in place and impacted what historically have been unprecedented service levels. With the migration now almost behind us, we look forward to making strides towards once again delivering the service levels for which we are known.

New Products and New Geographies

This seems an appropriate time to re-introduce the topic of mix. Recall in our shareholder letter last year, we commented: "a pet is not just "a pet". Ten thousand new pets with an average lifetime value of $700 are worth 100% more than 10,000 new pets with an average lifetime value of $350. So, although we are agnostic to where we invest to acquire new pets, each channel, product, or region must stand on their own and hit our internal rate of return target." This year we took strides towards breaking down our metrics across our various products and channels to highlight the influence these new products, channels, and, eventually, geographies will have on our subscriber metrics.

In 2023, approximately 12% of our new pets came from Furkin, PHI Direct and our 'Powered By' suite of products with Aflac and Chewy. Around 5% of new pets came from our entrance into a handful of markets in Continental Europe, where we are still operating through a third-party insurance underwriter (Managing General Agent or MGA). These products and geographies generally offer lower coverage and generate lower ARPU, lower retention, and a lower LVP. Today, the AOM and IRRs on these products are negative, but we expect them to generate similar internal rates of return as our core Trupanion offering at scale.

	Full Year 2023			
	Total Sub Segment	**Trupanion Core**	**Other North American Products**	**Managing General Agent Products**
Gross new pets	286,700	237,800	34,500	14,400
New pet ARPU	$61.92	$65.45	$37.61	Not included in our per pet metrics given MGA underwriting structure
Pet acquisition cost	$228	$242	$138	
Retention*	98.63%	98.66%	94.35%	
Average subscriber life (in months)*	73.0	74.6	17.7	
Estimated profit per pet per month*	$7.48	$7.97	Not at scale	
Margin per pet*	12.1%	12.2%		
Pet lifetime value*	$546	$595		
IRR (new methodology)**	36%	37%		

*Calculated on a trailing 3-year basis, Other North America Products since inception
**New methodology calculates LVP based on new pet ARPU in the period while using a trailing 3-year basis for retention and profit per pet

In Europe, we spent roughly $3 million dollars to add approximately 14,400 new pets in 2023. International expansion remains a key part of our 60-month plan, as we have more than doubled our addressable market to over 50,000 veterinary hospitals--a key metric in our 60-month plan. Our international team has made significant progress, and we expect to launch a Trupanion-branded product in Europe this year.

Of course, not every international endeavor has resulted in a direct route to market. After many months researching the opportunity in the Japanese market, we made a mutual decision with our partner, Aflac, to withdraw our intended market entry. After studying the environment, quite simply it was clear to us that such an expansion does not meet our return hurdles--at least not today. Japan may well still be an opportunity in the future, and regardless, we remain excited about our partnership with Aflac in the US.

We are often asked why take the international route today if North America is such an underpenetrated market. With such a limited upfront investment and already some meaningful contributions, we are looking forward to demonstrating what we believe this well-timed expansion will bring. We believe we are building a foundation for decades of growth and believe the timing is right to move now, not later.

A Quick Update on New Products

In addition to international expansion, we outlined a number of initiatives that we would be launching as part of our 60-month plan. Here's an update on how they're going so far.

Insurance Products: It has been three years since we launched our lower cost insurance options in Canada. PHI Direct and Furkin have made good progress over the last year and are set to break-even in the coming 12 months. These two newer, direct-to-consumer market entrants took some time to come into their own, with the team learning the discipline of starting up new products on a cost basis significantly smaller than the core Trupanion product (as any start-up should). Our learnings have spanned from lead generation, conversion improvement, and, most recently, retention focus. The most critical part has been adjusting to run a fledgling business efficiently enough to make a return within our 30-40% IRR guardrails. Our expectation is that these products will drive an increasing portion of our growth rate in the Subscription Business and will be contributing strongly within our core operating guardrails of AOM (15%) and IRR (30-40%) over the coming years.

Complementary Products: The six building blocks of our 60-month plan include a potential GPS-device for locating lost pets and our pet food initiative. Progress on the GPS-device was put on pause a couple of years ago, as we patiently wait for technology to catch-up with our intent. We intend to continue on our GPS journey in good time when the costs and size of the units both reduce. We will report on progress when there's news to share.

Food: We have been very pleased with progress across this program in the last 12 months. To date, our investment in this area has been very modest. We expect to be in development mode for many months to come. For competitive reasons, we are not sharing more information on this initiative at the moment.

Aligned Partners

We recognized several years ago that for a category to move from early adopter to mass market, a brand needs to increase reach; in our case, reach to pet parents. Our partnership with veterinarians is symbiotic, and our expectation is consistent for every partnership or distribution channel we develop. Our partnerships with State Farm, Aflac, and Chewy are built on that premise. We are aligned in our desire to educate the next generation of pet parents about the concept of insuring their pets with an endorsement from a brand they know and trust--a partnership that helps grow each business, equally, and helps solve our mission. We understand that any good partnership works best when there is true alignment, and we work hard with all of our partners to ensure a win-win.

Our distribution strategy is simple. We start with the veterinarian and then layer on channel and partners to enhance our reach. In that sense, any partner we introduce is intended to complement our distribution and reach to new pet parents (for example home/auto insurance, worksite & retail). For each of them, we introduce a new element to their business--expertise in high-value medical insurance for pets and sustainable monthly recurring income. There is a less tangible benefit to our collaboration; people don't gamble on the health of their pet. Associating a brand with the protection of a beloved family member creates a powerful brand affinity. It is hard and takes time. Introducing distribution channels is rarely straightforward. Each one comes with a new set of learnings. For competitive reasons, we've stayed away from commenting on the individual P&L performance, but it's fair to say that so far we have seen mixed performance. That said, our accountability to you, our shareholders, means we are committed to returning results at, or close to, our target operating metrics (revenue, adjusted operating income, lifetime value, and IRR) for each and every partnership. Over the next 12-18 months, we would expect each of these partnerships to be operating close to the margin profile and the returns that we see in our core Trupanion product. We look forward to updating you as our growth engines kick back in, in full force.

Why We Love Organic Growth

There has been a substantial increase in acquisition activity within the pet insurance industry over the past 3 years, driven predominately by one multi-billion-dollar investment entity. As of December 2023, the JAB Holding Company disclosed that they invested $4.9 billion into acquiring over 20 pet insurance brands (source). Since then, JAB closed an additional acquisition, Pets Best, a long-time business partner of ours. Based on our estimates, most industry transactions have been completed at an approximate cost of $900 per pet or above. While we have no doubt that JAB has a plan to organically grow these businesses in an efficient manner and thereby lower the final bill on a per-pet-basis, these acquisitions further solidify the attractiveness of our vet-centric organic growth model, as the figure below shows. We believe our cost of organically acquiring pets is significantly lower than the cost of acquiring a pet insurance company at current market values.

Pet Acquisition Cost



This is especially true when you consider our PAC spend in relation to our per pet lifetime value. We believe our retention is industry leading and drives a highly attractive per pet lifetime value.

Let us review why that might be the case and what makes Trupanion unique. Our approach to the market comes through a field team we call territory partners. We fundamentally believe that support from veterinarians is critical to driving broader acceptance of medical insurance for pets in North America. We have built our success around this belief, making pet owners aware of our solution through our territory partners to educate veterinarians about the benefits of high-quality medical insurance for their clients. Territory partners build relationships and trust with veterinarians as the local face of Trupanion. This approach has not changed since our founding. Our field team is now 185 strong, and last year we visited an estimated 26,900 hospitals. Throughout our history, we have made approximately 1,200,000 face-to-face visits.

	Number of countries we are in	Number of hospitals in those countries	Number of territory partners and associates	Estimated number of hospitals we are visiting every 60-90 days*	Estimated aggregate number of face-to-face visits	Actual average number of active hospitals**	Actual average number of new pets per active hospital per month**	Number of hospitals with software ***
2012	2	25,000	34	15,000	262,000	5,034	0.918	n/a
2013	2	25,000	40	16,200	324,000	5,531	1.008	n/a
2014	2	25,000	58	15,400	404,000	6,098	1.053	n/a
2015	2	25,000	84	19,000	490,000	7,359	1.093	n/a
2016	2	25,000	105	21,300	577,000	7,875	1.066	n/a
2017	2	25,000	107	19,800	662,000	8,242	1.063	n/a
2018	2	25,000	123	20,200	751,000	9,279	1.133	3,184
2019	3	28,000	130	21,600	852,000	10,315	1.141	4,534
2020	3	28,000	152	17,200	909,000	11,517	1.199	5,442
2021	3	28,000	161	17,000	971,000	14,736	1.260	6,430
2022	7	41,000	159	22,900	1,066,000	15,942	1.332	7,965
2023	9	58,000	185	26,900	1,191,000	15,914	1.376	9,504

*Per the data available. Hospitals are added when we get a new enrollment from a new hospital that we haven't seen before or if we're alerted by a territory partner that a new hospital has opened up in their area.
**North America only.
***Includes all hospitals with the ability to pay the veterinarian directly, through vet portal (software), vet portal lite (software lite) and PIMS integrations.

This veterinary alignment creates further benefits in support of the greatest lifetime value. 84% of subscription pets enrolled in 2023 were under the age of 3 and 66% were under the age of 1.

Percentage of 2023 Gross New Pets for Core Trupanion Product

By Age of Pet



From Add a Pet and Referrals



Our focus on the vet channel supports our intent to bring in young pets. Members with pets of this profile have the best possible experience: commonly healthy young puppies and kittens with no pre-existing conditions. When matched with our incredibly broad coverage, this combination allows us to pay invoices without hesitation and often directly to the veterinarian. This world-class experience drives our higher retention, and thus our higher lifetime value per pet. It also is a key component of our organic member growth through referrals and "Add a Pet".

Tax Efficiency of Organic Growth and Effect on Compounding

A further benefit of organic growth is tax efficiency. Our pet acquisition costs are fully expensed in our GAAP income statements as well as for our taxable income. If we were to acquire a pet insurance company, we would not be allowed to expense that cost in the same way for tax purposes. As a result, it makes sense to think of our PAC on an after-tax basis. Assuming a tax rate of 21%, this means that our $228 PAC amounts to $180 on an after-tax basis, further delineating pet acquisition cost between our organic growth model and that of a predominately acquisition model.

Tax efficiency is even more impactful when combined with our high rates of growth and a long-term mindset. Paying taxes every year at a rate of 21.0% will turn a 25.0% pre-tax CAGR into a 19.8% post-tax CAGR. If one can grow for 15 years and delay taxes to the end of that term, it would result in a 23.1% CAGR. If you are compounding $100 this way, you will have $2,266 after 15 years when you are able to defer taxes, 52% higher than the $1,493 you will have when you pay taxes each year. The ability to fully expense our pet acquisition costs allows us to defer taxes in a similarly efficient manner.

Compounding at 25% while paying taxes annually			
	Pre-tax gain @ 25%	Taxes @ 21%	Ending Value
			100.0
Year 1	25.0	(5.3)	119.8
Year 2	29.9	(6.3)	143.4
Year 3	35.9	(7.5)	171.7
Year 4	42.9	(9.0)	205.6
Year 5	51.4	(10.8)	246.3
Year 6	61.6	(12.9)	294.9
Year 7	73.7	(15.5)	353.1
Year 8	88.3	(18.5)	422.9
Year 9	105.7	(22.2)	506.4
Year 10	126.6	(26.6)	606.4
Year 11	151.6	(31.8)	726.2
Year 12	181.5	(38.1)	869.6
Year 13	217.4	(45.7)	1,041.3
Year 14	260.3	(54.7)	1,247.0
Year 15	311.7	(65.5)	1,493.3
After-tax CAGR			**19.8%**

Compounding at 25% while paying taxes in final period			
	Pre-tax gain @ 25%	Taxes @ 21%	Ending Value
			100.0
Year 1	25.0	0.0	125.0
Year 2	31.3	0.0	156.3
Year 3	39.1	0.0	195.3
Year 4	48.8	0.0	244.1
Year 5	61.0	0.0	305.2
Year 6	76.3	0.0	381.5
Year 7	95.4	0.0	476.8
Year 8	119.2	0.0	596.0
Year 9	149.0	0.0	745.1
Year 10	186.3	0.0	931.3
Year 11	232.8	0.0	1,164.2
Year 12	291.0	0.0	1,455.2
Year 13	363.8	0.0	1,819.0
Year 14	454.7	0.0	2,273.7
Year 15	568.4	(575.9)	2,266.3
After-tax CAGR			**23.1%**

Long-Term Sustainability of Our Growth

Now that we have made a case for the attractiveness of our organic growth model, let us revisit our long-term growth plans. As previously discussed, the goal of our 60-month plan is to grow intrinsic value per share by 25% per year. Longer term, in our large and underpenetrated market, we are happy to grow 20% per year. Historically, growing intrinsic value at 20% necessitated revenue growth of 20%. However, in the very long term, this could change. We could provide our investors with a total shareholder return of 20% by growing revenue 15%, for example, and generating excess cash flow that we return to investors. With that qualification out of the way, let us look at how we could get there by growing revenue and AOI at 20%. In such a revenue scenario, we can reasonably expect ARPU growth over this timeframe to approximate 5-6% per year, a conservative assumption given our historical experience. Assuming we agree, this requires subscription pet count to grow 14% per year. Let's look at what this means for subscription revenue, ARPU, and net pet growth in 5 years, 10 years, and 15 years.

	2023	Year 5 @ 20% CAGR	Year 10 @ 20% CAGR	Year 15 @ 20% CAGR
Subscription revenue @ 20% growth (in $ millions)	713	1,774	4,414	10,984
ARPU @ 5.5% growth	$65	$85	$111	$146
Implied net pet growth %		13.8%	13.8%	13.8%

These assumptions would imply that in 5 years, we would insure an average pet count of 1.7 million. The same growth rate would imply an average pet count of 3.3 million in 10 years and 6.3 million in 15 years. In 5 years, we would need to sign up around 500,000 pets per year in order to keep growing at 20%. In 15 years, this number would be 1.8 million. We arrived at this by assuming monthly retention consistent with our 10-year historical average of 98.6%. This provided us with cancellations that were added to our implied net pet count.

	2023	Year 5 @ 20% CAGR	Year 10 @ 20% CAGR	Year 15 @ 20% CAGR
Implied average subscription pets enrolled (excl. MGA)	907,874	1,733,197	3,299,832	6,282,547
Implied net new pets	109,931	210,254	399,517	760,140
Cancellations @ 98.6% monthly retention	162,352	291,177	554,372	1,055,468
Implied gross new pets	272,283	501,432	953,888	1,815,608

Following this methodology, the next logical question is whether it is reasonable to assume we can acquire pets at these high rates. To answer this question, we need to look at our addressable market.

Starting in North America, we have said that over 12 million puppies and kittens are born each year, or 1 million per month. Based on various data sources we have access to, the actual number is a bit higher than that, so let us go with 14 million. Assuming we're able to hit a 25% penetration rate for insured pets--or similar rates to that of the UK--this would equate to a potential market of 3.5 million new puppies and kittens each year.

Expanding our addressable market to include the much larger European market (we currently operate in Belgium, Czech Republic, Germany, Poland, Slovakia, and Switzerland) would at a minimum double our market size, 28 million puppies and kittens annually. Assuming the same 25% penetration of insured pets, this would result in a market of 7 million puppies and kittens per year. Projected growth of 20% over 15 years would necessitate capturing approximately 26% of this 7 million market by Year 15. That might be ambitious, but we believe these numbers showcase that we have a lot of room to grow until we reach a minimum of 1 million new pets per year.

Now that we understand what pool of pets we need to bring into Trupanion, let's discuss how we go about acquiring these pets. The core of our acquisition model is, and is expected to remain, the veterinary channel. Growth in active hospitals (a veterinary hospital that enrolled at least one new pet in the previous 90 days), and same-store sales (new pets per active hospital per month), form the basis of our discounted cash flow model. Looking at our gross new pets forecast and implied active hospital count is somewhat illuminating.

	2023	Year 5 @ 20% CAGR	Year 10 @ 20% CAGR	Year 15 @ 20% CAGR
Implied gross new pets	272,283	501,432	953,888	1,815,608
Active hospitals @ 1.5 same store sales		27,857	52,994	100,867
Active hospitals @ 3.0 same store sales		13,929	26,497	50,434
Active hospitals @ 6.0 same store sales		6,964	13,248	25,217

If we add 1.5 new pets per active hospital per month (slighlty up from our current rate of 1.38), we will require about 28,000 active hospitals in 5 years, 53,000 in 10 years, and 101,000 in 15 years. Our current addressable market is approximately 58,000 hospitals. Thus, hitting the levels of growth we aspire to requires that we increase our current same-store sales. One could reasonably ask, what gives us the confidence in our ability to do so? The answer to this question requires we drill down into our current same-store sales data on a more granular basis. Across our 15,900 active hospitals in North America, we rank each hospital based on the number of pets that enroll with Trupanion in a given month. We rank our hospitals anywhere from an A hospital (enrolling 10 pets per month or more) down to a D hospital (less than 1 pet per month). Hospitals that did not enroll a pet in the prior three-month period are not included in our active hospital count.

As you will see in the chart below, our A hospitals are enrolling 14 new pets per month! B hospitals are also well over the threshold of 3.0 new pets per month. Hospitals that had direct-payment software installed for more than 8 years are also close to the 3.0 threshold already.

2023 Same Store Sales by Vet Hospital Ranking



We believe we will close this gap in same-store sales between the average active hospital and our best performing hospitals as we increase awareness of our products and further educate our vet partners.

Given the results of the last 20+ years, we have confidence to believe that our goals are both ambitious and attainable for many more years. We believe that the low market penetration of medical insurance for pets coupled with our vet-centric model allows for 20% revenue growth for at least another 10 years. Perhaps we could expect growth to slow once we would need to add more than 1 million pets per year.



DARRYL'S CASE STUDY:
UnitedHealth

Book Value

Investors sometimes argue that all insurance companies should be valued on book value, particularly tangible book value, which excludes goodwill and intangibles. Let's take a look at the second largest insurance company in the US by market cap (after Berkshire Hathaway), UnitedHealth (UNH). At the end of 2007, UNH had a book value of $20.1 billion and a tangible book value of $1.5 billion. UnitedHealth's market cap at the time was $79 billion, or 53x tangible book value. That seems quite high, but perhaps investors in 2007 were expecting tangible book value to grow considerably? To the contrary, by the end of 2023, tangible book value had gone from $1.5 billion to negative $24.5 billion. If growth in tangible book value was the expectation of investors, they got it wrong! And yet, between 2007 and 2023, UNH generated a total annualized return of 15.9% for investors. Compare this to the total annualized return of the S&P of just 9.8%, and perhaps tangible book value doesn't tell us everything.

Annualized Total Return from 12/2007 to 12/2023



Capital Requirements

Now to my second point on UnitedHealth, capital requirements. Today, pet health insurance is supervised by Property and Casualty (P&C) insurance regulators. Insured property within this category is often affected by cyclical and secularly changing weather events that are difficult to forecast. Because of this, P&C insurance companies are required to maintain high capital levels to handle potential catastrophes. These events are far less impactful within human and pet health. And yet, because of this P&C classification, we are currently held to much more stringent capital requirements than our human health counterparts. For example, UnitedHealth's required statutory capital as of December 2023 was $18.3 billion. This amounts to only 6% of the $291 billion premiums it earned in 2022. Trupanion's required statutory capital as of December 2023 amounts to 16% of the premiums we earned in 2023.

2023 Statutory Capital ÷ Premium Earned



Over the long term, I expect pet health insurance to grow and demonstrate to regulators that its business is different from typical P&C insurance companies. Ultimately, I expect this will result in a lowering of our capital requirements.

New Free Cash Flow Target

In last year's letter, we shared the table on the right, which shows the approximate amount of money we need to put aside to self-fund our capital requirements with zero debt and no re-insurance. As the growth of our Other Business segment starts to slow, it will lower both our total revenue growth and our capital requirements. Remember

Revenue growth*	% of revenue required to self-fund capital requirements**	% of revenue held to meet minimum capital requirements**
10%	1.4%	14%
15%	2.3%	15%
20%	3.2%	16%
25%	4.3%	17%
30%	5.4%	18%
35%	6.7%	19%
40%	8.0%	20%

*The risk-based capital calculation is based off of a three-year average revenue growth rate.
**Assumes risk-based capital target remains the same year over year. Estimated based on 2022 experience. Minimum capital requirements are subject to change.

that our goal of growing intrinsic value per share at 20% to 25% heavily relies on our Subscription Business growth. As growth in our Other Business starts to slow, we expect the percentage of revenue required to self-fund our capital requirements over the medium term to fall somewhere between the 1.4% and 3.2%, shown in the table above.

The reduction of this capital need gives us a little more breathing room and positions us well when coupled with our new target for an annual free cash flow margin of 2.5% of total revenue. If we achieve this target, we believe we can simultaneously realize our growth plans and self-fund a required and consistent risk-based capital level.

While our new free cash flow target represents the margin on our total revenue, it is helpful to first look at our Subscription Business to understand how we will achieve this goal. Within this segment, the difference between our AOI and our PAC spending is the major determinant of our free cash flow (our Other Business has virtually no PAC spending). There are some additional cash flow items (development spending, transaction expenses, net interest expense, taxes, working capital changes, capital expenditures) that will impact this margin, but they are of lesser significance and some of these items offset each other (in most years we have a cash flow benefit from working capital as our business grows). To get a sense of how we can reach this new margin target, it makes sense to compare our subscription AOI margin to our subscription pet acquisition spending as a percentage of revenue. Over the last 3 years, these 2 items have been very close to each other.



If we are able to reach our AOI margin target of 15% and gradually deploy capital at the higher end of our IRR guardrails between 30-40%, we will "save" PAC spend that ultimately can support increases in cash flow. This is a trade-off we are prepared to make to strengthen our balance sheet. Cash preservation, coupled with the current high inflationary environment driving higher increases in ARPU, leaves less pressure on growth in pet count while still reaching our desired 20% growth in intrinsic value per share. We are excited about the new free cash flow margin target, as it will lessen our dependence on debt financing ("the kindness of strangers"). The challenges of 2023 have convinced us that we need this new guardrail to increase the antifragility of our company. A strong balance sheet will make our business even more predictable and increase the confidence we have in our intrinsic value.

Our Other Business

Our Other Business in 2023 grew revenue 28% year over year. Adjusted operating income grew 35% year over year to $13 million. The majority of the business in this segment has been driven from a third party, Pets Best Insurance Services, whom we have partnered with for several years.

Trupanion - Other business *(in $ millions)*	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
Revenue	**$12.4**	**$13.6**	**$14.9**	**$24.3**	**$40.2**	**$62.8**	**$114.3**	**$204.1**	**$308.6**	**$395.7**
YoY Change	*67%*	*9%*	*10%*	*63%*	*65%*	*56%*	*82%*	*79%*	*51%*	*28%*
Minus paying veterinary invoices	($5.7)	($7.9)	($8.9)	($14.6)	($23.5)	($38.5)	($72.1)	($129.6)	($212.9)	($287.9)
Minus paying variable expenes	($5.2)	($4.4)	($4.7)	($8.2)	($13.1)	($18.3)	($33.1)	($57.4)	($72.5)	($75.8)
Minus paying fixed expense	($2.1)	($2.0)	($1.5)	($2.0)	($2.7)	($3.6)	($6.2)	($9.6)	($13.4)	($18.7)
Discretionary Profit (AOI)	**($0.6)**	**($0.8)**	**($0.2)**	**($0.5)**	**$0.9**	**$2.4**	**$3.0**	**$7.5**	**$9.9**	**$13.4**
YoY Change		*33%*	*-70%*	*97%*	*-305%*	*-157%*	*29%*	*146%*	*32%*	*35%*
Discretionary Profit Margin (AOM)	*-4.8%*	*-5.7%*	*-1.5%*	*-1.8%*	*2.3%*	*3.8%*	*2.7%*	*3.7%*	*3.2%*	*3.4%*
Capital deployed to acquire new pets (PAC)	$0.1	$0.1	$0.2	$0.2	$0.4	$0.4	**$0.8**	**$0.5**	**$0.6**	**$0.2**
YoY Change		*-25%*	*134%*	*0%*	*64%*	*20%*	*70%*	*-58%*	*42%*	*-57%*
Cash after new pet aquisition	**($0.7)**	**($0.9)**	**($0.4)**	**($0.7)**	**$0.5**	**$2.0**	**$2.2**	**$7.0**	**$9.3**	**$13.2**
Other uses of Cash										
Cash generated / (Cash used)							**$2.2**	**$7.0**	**$9.3**	**$13.2**

In last year's letter, we outlined the agreement with Pets Best and their decision to move business to other underwriters. We expected that the result of this agreement would have a negative effect on topline growth. However, their ongoing process with new underwriters has taken longer than expected, and the Other Business grew at 28% in 2023. As previously discussed, in the midst of this transition, Pets Best was in the process of being acquired by an investment company with a large business in the pet insurance space. With the acquisition now closed, there remains some uncertainty around the timing of this transition, but we believe that 2023 will represent a peak in terms of percentage of revenue coming from the Other Business. While this segment is very meaningful in terms of its revenue contribution, its AOI margins are significantly lower than the margins within our Subscription Business. As growth in the Other Business slows, the corresponding impact on our adjusted operating income, and thus intrinsic value, is not overly meaningful. More favorably, the slower growth should lessen our capital requirements for the entire company (as discussed in the previous Free Cash Flow section).

Intrinsic Value per Share

In our 2019 Shareholder Letter, you'll recall our discounted cash flow (DCF) analysis, which included a 15-year forecast of the total cash generated from our subscription pets and our "Other Business" pets. For reference, please see the original table below, updated for our actual results thus far:

	Monthly cash generated from the average subscription pet	Total Pet Months	Total cash generated subscription pets	Total cash generated other pets	Total cash generated
2018 Actual	$5.74	4,843,808	$27.8M	$0.5M	$28.3M
2019 Actual	$6.85	5,575,676	$38.2M	$1.7M	$39.9M
2020	$7.78	6,407,329	$49.9M	$1.6M	$51.5M
2021	$8.47	7,280,343	$61.7M	$2.3M	$64.0M
2022	$9.18	8,242,219	$75.6M	$3.1M	$78.7M
2023	$9.81	9,304,305	$91.3M	$4.0M	$95.3M
2024	$10.32	10,479,007	$108.1M	$4.8M	$112.9M
2025	$10.86	11,781,547	$127.9M	$5.7M	$133.6M
2026	$11.43	13,230,666	$151.2M	$6.9M	$158.1M
2027	$12.04	14,850,112	$178.8M	$8.2M	$187.0M
2028	$12.68	16,667,751	$211.4M	$9.9M	$221.3M
2029	$13.37	18,707,901	$250.1M	$11.8M	$261.9M
2030	$14.09	20,997,766	$295.9M	$14.3M	$310.2M
2031	$14.86	23,567,914	$350.1M	$17.2M	$367.3M
2032	$15.67	26,452,650	$414.4M	$20.8M	$435.2M

Handwritten annotations:

Total $289.5 M

Actual cash generated*
$52.1 M
$70.8 M
$81.0 M
$76.6 M
Total $ 280.5 M

Difference - $9.0 M

*Actual results are based on our AOI and a capital charge. The capital charge is an estimate of capital cost; it does not represent the actual net interest expense in the period.

You might recall from our 2019 letter that we use a 3-year historical average of our subscription gross margin to estimate future cash flows for our intrinsic value per share calculation. With our 3-year average subscription AOI margin declining from 13.9% to 12.5%, it is fair to say that we did not grow shareholder value last year. In fact, for the first time in our company's history, intrinsic value per share took a step backwards.

While ideally (and indeed in the original planning for this shareholder letter), we would provide an update to our intrinsic value per share, as anyone knows when building a discounted cash flow model, it requires confidence in the future. While our revenue growth has remained consistent, our recent challenges with margin compression make this modeling exercise less relevant. We expect our intrinsic value to recover as we restore AOI margins.



Dilution

Few people understand dilution better than I do. Consider that when I started Trupanion in Canada (then called Vetinsurance), I owned 100% of the company. We were a marketing company, as we used a third-party underwriter. The value proposition to our members was only 60%, as we had to pay 10% to our underwriter at the time. Six years later, before making the decision to enter the United States, I owned approximately 75%. In 2007, I raised $12 million in venture capital and $10 million in debt to expand into the United States and to become our own underwriter--absolutely the right call in our mission to help more pets and to provide a better value proposition to these pets. This move took my ownership from approximately 75% to 20%.

In 2014, we raised approximately $70 million of capital in our initial public offering, in part to invest in our patented software that would allow us to be the only company in North America with the capability to pay veterinarians directly at the time of checkout, in seconds. Once again, the right call! My ownership position was approximately 8% by that time.

In 2018, we issued equity to purchase our headquarter building. Many insurers can use the equity in their building towards their capital requirements, which lowers the economic cost of such acquisitions. And lastly, in 2020, we received the investment from Aflac, which helped power the growth initiatives in our 60-month plan. At the end of 2025, because of the Aflac investment, we will have multiple products, in multiple channels, and in multiple countries. We will also have alignment with the largest publicly traded supplemental insurance company in the United States. Once again, I believe this was the right call.

At the time of the IPO, I made a decision to create a 10-year plan to diversify slowly, so that by 2025, 20% of my family's net worth would be outside of Trupanion. I ran that 10b5-1 plan for 8 years, and only cancelled in 2023, when I could not justify selling shares significantly below what I believed to be our intrinsic value. The combination of these equity events, and the decision to diversify my families' holdings, has resulted in an equity ownership position in Trupanion today of approximately 3.4%.

Expanding Trupanion and improving our value proposition and customer experience to help more pet owners and veterinarians was the right decision, and I would make it again. Had I not taken any of these actions, I would own a larger percentage today of a far less valuable company. We take dilution seriously, as dilution can be very expensive if used in the wrong way. The returns I expect from building and retaining our fantastic team should vastly exceed the cost of dilution of any performance pool that we decide to grant.

Our Team

Let's discuss compensation. We always want to pay team members the maximum we can afford to pay, living within our guardrails, based on the value that they create. When the aggregate value created exceeds 10% year over year, and in particular, when the value created exceeds 20% year over year, more is shared back with the teams responsible for driving outsized performance. It is also important to note that when we look at value created, we look at it on per-share basis to account for the effects of dilution. From 2016 to 2021, our team exceeded the threshold (see table below) and benefitted from the distribution of a substantial share pool. Our 2022 and subsequent 2023 results did not meet the same growth threshold.

Performance Grant Program

Yet, recall earlier we highlighted that our results in 2023 don't tell the whole story. Our margin shortfall tested our balance sheet in 2023, and our team worked diligently, making tough decisions to bring our margins back on track and avoid dilution. Because of the team's efforts, the company is back on stable footing with a pathway to meet our desired growth targets. We are pleased with the progress that has been made and what the team has accomplished in the past year. As such, we elected to reward them for their efforts by awarding a grant pool worth $18 million after not awarding any performance grants in 2022. We believe the cost of this dilution is outweighed by its returns, which are retaining and growing our team, as well as our newly strengthened position due to the team's response to unprecedented inflationary pressures in 2023.

We recognize this is a deviation from our historical policy where we granted performance-based compensation only when our intrinsic value per share increased by more than 10%. Yet we believe it was the right decision to show our appreciation for our dedicated team.

As noted, we take dilution seriously, and as large shareholders, we felt it appropriate to reward the team for righting the ship. Over the next few years, as we anticipate returning to growing our intrinsic value per share by 20% to 25% per year, it is our intention to deduct this compensation from future performance pools to ensure that our long-term shareholders only see dilution consistent with our previously published table of sharing a percentage of value creation with the team if they outperform.

YoY increase to intrinsic value @ the enterprise level	Overall company performance pool %	Net increase in intrinsic value per share
1 - 10%	0.0%	1 - 10%
11%	0.3%	10.7%
12%	0.3%	11.7%
13%	0.4%	12.6%
14%	0.4%	13.6%
15%	0.5%	14.5%
16%	0.6%	15.4%
17%	0.7%	16.3%
18%	0.8%	17.2%
19%	0.9%	18.1%
20%	1.0%	19.0%
21%	1.1%	19.9%
22%	1.3%	20.7%
23%	1.4%	21.6%
24%	1.6%	22.4%
25%	1.7%	23.3%
26%	1.9%	24.1%
27%	2.0%	25.0%
28%	2.2%	25.8%
29%	2.3%	26.7%
30%	2.5%	27.5%

Team Ownership

Equity ownership lies at the heart of our compensation philosophy, serving as a link between our team members and the long-term interests of our shareholders. As of September 30th 2023, our team members, excluding Darryl, collectively held approximately 4% of Trupanion's outstanding shares, a testament to our shared commitment to thinking and acting like owners.

This ethos extends similarly to our board members, whose compensation is predominantly structured around equity. Among them are individuals deeply invested in Trupanion's success, such as Max Broden, CFO of Aflac, and Richard Enthoven, who is associated with Tarmac, the investment entity holding approximately 8.6% of Trupanion's shares as of November of 2023. Both Max and Richard joined the Board in 2023, as did Paulette Dodson and Betsey McLaughlin, adding talent and valuable expertise to this group.

It would be remiss at this point to not make a special call out to Dan Levitan, who after 16 years of dedicated service, will not seek re-election in June. Dan has been an integral part of our journey since leading our Series A round in 2007, expanding Trupanion from Canada to the United States. We express our deepest gratitude to Dan for his unwavering commitment and invaluable contributions over the years.

We also want to thank Zay Satchu, who will also be stepping down in June, for her contributions as a board member over the years.

Margi's Conclusion

As I look ahead, I reflect on the lessons we learned in 2023. After a faltering start with decreasing margins, the team re-set, reorganized, and grew. This collaboration and almost real-time adjustment enabled us to close out the year in a far stronger position than we started it. As a business that has sustained double-digit growth in subscription revenue and pets for two decades, throttling back our growth engine required us to flex the far less developed muscle of cash preservation. The teams did this artfully, and the results were commendable. I am proud of the team and their response to the challenges of last year.

Considering the lessons of 2023 and the tenacity and spirit of the team, it's clear that Trupanion is coming of age. We have been evolving to become more effective, deliberate, and precise in how we operate. 2024 will be the real testament of our learnings, as we continue forward with the intent of driving toward our target margin and eventually, when margins allow, a return to the velocity of pet growth in service of our mission, closer to that which we have become accustomed.

A market that is heavily under-penetrated and has clear potential for decades of double-digit topline growth presents a great opportunity, and it's one we appreciate our shareholders have also recognized. Historically, our growth rate has leaned largely into adding pets. In fact, typically, this has been the largest contributor to our growth rate over time, but we understand that 20% growth in intrinsic value per share can come in different ways for our shareholders. 2024, for example, will lean more heavily on growth in ARPU than has typically been the case, as I expect the rapid veterinary inflation to transition from a margin headwind to a tailwind in our business.

As we continue to grow and mature, we recognize our growth levers will modulate and expand. We don't always anticipate every dollar will be reinvested to add pets (although the majority likely will), when we know the longer-term benefit to our mission is to enhance our balance sheet, enabled by our new free cash flow target. We are excited to do this for the long-term benefit of Trupanion and all of those in our ecosystem.

On behalf of Darryl and myself, we would like to thank our shareholders who continue to believe in the integrity of the company. Prior to the margin compression that we have all endured, our top 20 holders owned slightly over 70% of the company (based on S&P data). As of the writing of this letter, our top 20 holders own over 90% of the company. After soldiering on through a difficult two years, I believe our shareholders will finally experience the benefits from improved execution, margin expansion, and strengthened results overall.

I expect the journey forward to be challenging, yet ultimately rewarding. Before the year is out, we expect to cross the significant milestone of $3 billion veterinary invoices paid to our global member base. Hundreds of thousands of pets are healthy because of what we collectively do each day. It's this very mission that drives us forward and gives us the greatest belief in our alignment with the veterinary community and, ultimately, our ability to achieve our bold mission.

Kuyashii,

Darryl Rawlings
Chief Executive Officer
& Chair of the Board

Margi Tooth
President

END NOTES

This letter and other publicly available reports include certain non-GAAP financial measures. These non-GAAP financial measures may not provide information that is directly comparable to that provided by other companies in its industry as other companies in its industry may calculate or use non-GAAP financial measures differently. In addition, there are limitations in using non-GAAP financial measures because the non-GAAP financial measures are not prepared in accordance with GAAP, may be different from non-GAAP financial measures used by other companies and exclude expenses that may have a material impact on Trupanion's reported financial results. The presentation and utilization of non-GAAP financial measures is not meant to be considered in isolation or as a substitute for the directly comparable financial measures prepared in accordance with GAAP. Trupanion urges its investors to review the reconciliation of its non-GAAP financial measures to the most directly comparable GAAP financial measures in its consolidated financial statements, and not to rely on any single financial or operating measure to evaluate its business. These reconciliations are included within our Supplemental Financial Information provided on Trupanion's Investor Relations website.

Our internal rate of return is calculated assuming the new subscription pets we enroll during the period will behave like an average subscription pet. Cash outflows from an average pet include average pet acquisition cost for the applicable period. Cash outflows also include a monthly capital charge, which we estimate as 1% of the monthly average revenue per pet for the four quarters preceding the period end date. Cash inflows from an average pet are calculated based on subscription revenue less cost of revenue from our subscription business segment for the 12 months prior to the period end date excluding stock-based compensation expense related to cost of revenue from our subscription business segment, sign-up fee revenue and the change in deferred revenue, minus fixed expenses related to our subscription business, which are the pro-rata portion of general and administrative and technology and development expenses, less stock-based compensation, based on revenues. Further details on the calculation for 2023 are included within our Supplemental Financial Information provided on Trupanion's Investor Relations website. Because of varying available valuation methodologies, subjective assumptions and the variety of equity instruments that can impact a company's non-cash expenses, Trupanion believes that providing various non-GAAP financial measures that exclude stock-based compensation expense and depreciation and amortization expense allows for more meaningful comparisons between its operating results from period to period. Trupanion offsets new pet acquisition expense with sign-up fee revenue in the calculation of net acquisition cost because it collects sign-up fee revenue from new members at the time of enrollment and considers it to be an offset to a portion of Trupanion's new pet acquisition expenses. Trupanion believes this allows it to calculate and present financial measures in a consistent manner across periods. This letter also presents new pet acquisition expense on an after-tax bases, which management believes facilitates comparisons to companies that grow inorganically. Trupanion's management believes that the non-GAAP financial measures and the related financial measures derived from them are important tools for financial and operational decision-making and for evaluating operating results over different periods of time.

DISCLAIMER

This letter contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and section 27A of the Securities Act of 1933, as amended (Securities Act). All statements contained in this letter other than statements of historical fact, including statements regarding lifetime values of a pet, discounted cash flows and our intrinsic value model, our 60-month plan, our capital allocation strategies, effects of inflation, future results of operations and financial position (including ARPU, AOM, AOI, IRR, PAC, new pets enrolled, retention and churn, active hospitals, international expansion, veterinary invoices, and variable and fixed expenses) our business strategy and plans and our objectives for future operations.

In particular, this letter discusses our internal discounted cash flow model, and you should regard substantially all parts of this discussion as forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "model," "plan," "potentially," "predict," "project," "target," "will," "would," and similar expressions that convey uncertainty of future events or outcomes, are intended to identify forward-looking statements.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including risks relating to:

• our net losses since inception, our ability to maintain revenue growth, maintain profitability, obtain returns on our investments in pet acquisition, and other financial risks;
• our ability to attract online visitors, grow or member base, and maintain retention rates;
• our ability to maintain relationships with Territory Partners, veterinarians and strategic partners;
• our ability to remain competitive and maintain brand recognition;
• our ability to scale our infrastructure, manage our growth, budget for veterinary invoice expenses, and other business risks;
• our other business;
• security breaches, payment processing, and related technology and intellectual property matters;
• compliance with risk-based capital and other regulations;
• litigation or regulatory proceedings;
• dependence on key personnel;
• compliance with covenants in our credit agreement;
• international operations, including exchange rates;
• investments or acquisitions, owning an office building, and other strategic matters;
• tax, accounting and general economic matters;
• being a public company;
• ownership of our common stock; and
• those described under the heading "Risk Factors" in our Annual Report on Form 10-K and other filings we make from time to time with the Securities and Exchange Commission.

Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this letter may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely on forward-looking statements as predictions or guarantees of future events. Although we believe that the assumptions and expectations reflected in the forward-looking statements are reasonable based on our historical experience, these assumptions and expectations involve significant judgment and uncertainty, and in some cases these assumptions and expectations (and therefore the judgment and uncertainty) have been projected over an extended period of time. Future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements may not be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason, except as required by law.



trupanion™

2020 Shareholder Letter

To our shareholders

By the numbers, 2020 was a strong year for Trupanion.

Total revenue grew 31% over the prior year to $502 million.

Adjusted operating income grew 29% year-over-year to $57 million. We deployed $44 million of these funds within our subscription business at an estimated internal rate of return of 41%. Free cash flow, after pet acquisition and strategic investments, was $14.1 million.

Table 1. Key Metrics

	2014	2015	2016	2017	2018	2019	2020
Revenue	$115.9M	$147.0M	$188.2M	$242.7M	$304.0M	$383.9M	$502.0M
Year over Year change	38%	27%	28%	29%	25%	26%	31%
Discretionary Profit (AOI)	$0.9M	$3.6M	$14.8M	$23.4M	$31.9M	$44.2M	$57.1
Percentage of revenue	1%	2%	8%	10%	10%	12%	11%
Pet Acquisition Spend	$11.1M	$14.8M	$14.7M	$18.4M	$23.7M	$33.3M	$45.1M
Development Costs*	N/A	N/A	N/A	N/A	N/A	N/A	$0.3M
Internal Rate of Return (from new subscription pets)**	N/A	N/A	33%	43%	46%	40%	41%
Free Cash Flow***	($16.4M)	($15.3M)	$3.1M	$6.5M	$8.3M	$10.8M	$14.1M

*Development expenses are costs related to product exploration and development that are pre-revenue and historically have been insignificant. We view these activities as uses of our adjusted operating income separate from pet acquisition spend.
**In 2019, we modified our calculation of IRR to reflect the per pet unit economics of our subscription business. We have restated all prior periods in this table to reflect this change in approach. For the calculation of our internal rate of return for 2020, please see page 6.
***2018 free cash flow of $8.3 million reflects free cash flow of ($44.3) million, adjusted to exclude the $52.5 million used to purchase our building.

In the fourth quarter, we significantly strengthened our balance sheet, issuing an additional 3.6 million shares of our common stock to Aflac in a strategic financing and alliance worth approximately $200 million under a 3-year lock-up.

Financial Metrics / Performance

Table 2. Financial Metrics/Performance 2012-2020

Year	Enrolled pets	Revenue	YoY revenue growth	Adjusted operating income	Invested capital to acquire new pets	IRR on an average pet	Cash, short-term investments, our building assets, minus debt	Earnings (Net Loss)
2012	127,704	$55.5M	50%	$3.0M	$6.7M	N/A	$5.1M	($8.1M)
2013	182,497	$83.8M	51%	$4.3M	$8.4M	N/A	$7.9M	($8.2M)
2014	232,450	$115.9M	38%	$0.9M	$11.1M	N/A	$60.6M	($21.2M)
2015	291,818	$147.0M	27%	$3.6M	$14.8M	N/A	$43.2M	($17.2M)
2016	343,649	$188.2M	28%	$14.8M	$14.7M	33%	$48.8M	($6.9M)
2017	423,194	$242.7M	29%	$23.4M	$18.4M	43%	$54.4M	($1.5M)
2018	521,326	$304.0M	25%	$31.9M	$23.7M	46%	$134.7M	($0.9M)
2019	646,728	$383.9M	26%	$44.2M	$33.3M	40%	$139.4M	($1.8M)
2020	862,928	$502.0M	31%	$57.1M	$45.1M	41%	$297.8M	$(5.8M)



*Excludes miscellaneous revenue.



*Excludes miscellaneous revenue.

Business Segments

Today, the majority of Trupanion's business and intrinsic value is derived from our direct-to-consumer, monthly subscription business.

Of our $57 million of adjusted operating income in 2020, $54 million of this was generated from our subscription business, which is a 29% increase over 2019.

We ended the year with over 577,000 total enrolled subscription pets. During the year, we earned subscription revenue of approximately $388 million. Of this, we spent approximately $278 million paying veterinary invoices on behalf of our members, $35 million providing 24/7 support and $20 million on fixed expenses.

Our business segments as a percent of revenue in 2020:

Table 3. Business Segments as a Percent of Revenue 2020

	Subscription Business	Other Business	Total Business	Subscription Business	Other Business	Total Business
Revenue	100%	100%	100%	$387.7M	$114.3M	$502.0M
Less: Paying Veterinary Invoices	72%	63%	70%	$277.9M	$72.1M	$350.0M
Less: Variable Expenses	9%	29%	14%	$35.4M	$33.1M	$68.5M
Less: Fixed Expenses	5%	5%	5%	$20.4M	$6.0M	$26.4M
= Adjusted Operating Margin (AOM) or Income (AOI)	14%	3%	11%	$54.1M	$3.0M	$57.1M

Per Pet Economics

Below is our monthly per pet economics, or cash flow prior to new pet acquisition, for our average subscription pet in 2020.

Table 4. Per Pet Monthly Economics 2020

	2020	
Average Monthly Cost (ARPU)	$60.37	100.0%
Minus paying veterinary invoices (COGS)	($43.26)	71.7%
Minus variable expense (fast 24/7 service)	($5.51)	9.1%
Contribution Profit	$11.60	19.2%
Minus fixed expenses (G&A + IT)	($3.17)	5.3%
Profit per pet per month	**$8.43**	13.9%
Capital charge for money we are required to hold in cash or assets	($0.60)	1.0%
Cash generated per month for the average pet	**$7.83**	13.0%

In total, we added approximately 166,000 new subscription pets in 2020—year-over-year growth of 17%. Net pets, accounting for churn, increased 33% in the year.

Table 5. Pet Growth 2018-2020

Year	Gross New Pets	YoY Growth	Churn	Net New Pets	YoY Growth
2018	126,182	N/A	(67,095)	59,087	N/A
2019	141,283	12%	(78,027)	63,256	7%
2020	165,738	17%	(81,807)	83,931	33%

In 2020, we extended the average pet's life with Trupanion to 78 months, up from 70 months in 2019. Retention, as broken down by our three buckets:

Table 6. 2020 Churn By Rate Change

	Active Pets at Year End	Number of Cancelled Pets	Distribution	Monthly Churn	Monthly Retention	YOY Change in Monthly Retention
No rate change (1ST year pets)	114,846	28,814	19.87%	2.29%	97.71%	0.41%
Rate Change < 20% (Post 1ST year pets)	382,021	40,567	66.10%	0.97%	99.03%	0.03%
Rate Change ≥ 20% (Post 1ST year pets)	81,090	12,429	14.03%	1.40%	98.60%	0.01%
Total	577,957	81,810	100.00%	1.29%	98.71%	0.13%

When analyzing the three buckets, pets that are newly enrolled, and have yet to experience a rate change, have the lowest level of monthly retention. Therefore, if you were to accelerate the percentage of pets in that bucket, the overall blended rate could go down even if the retention rates by bucket remain the same.

Expansion in subscription adjusted operating income, coupled with improved retention, drove a 25% year-over-year increase in lifetime value of a pet, less fixed expenses in 2020.

Table 7. 2020 IRR Calculation

TTM Retention	98.71%	Year	0	1	2	3	4	5	6	
Months	77.5	Months	6	12	12	12	12	12	11.5	77.5
Full Year Pet Aquisition Cost (PAC)	247	Profit per Pet per Month	$8	$8	$8	$8	$8	$8	$8	
Profit per Pet	$7.83	Profit per Pet	$47	$94	$94	$94	$94	$94	$90	607
Capital Charge	1%									
FY ARPU	$60.37	PAC	-$247							
			-$200	$94	$94	$94	$94	$94	$90	
								IRR	41%	

Growth in lifetime value of a pet increases our allowable pet acquisition spend (PAC), while still operating within our targeted internal rate of return. Expansion in allowable PAC increases our ability to successfully execute our growth plans. Consider the following:

Table 8. Discretionary Cash Available for Acquisition Spend, Per Pet

Year	Contribution profit over the life of an average pet	Fixed expenses over the life of an average pet	Total profit over the life of the average pet	PAC	Lead*	Convert*	Retention*	Retention
2016	$631	$341	$290	$123	85%	15%	0%	98.60%
2017	$727	$318	$409	$152	75%	25%	0%	98.63%
2018	$710	$261	$449	$164	60%	40%	0%	98.60%
2019	$753	$230	$523	$212	50%	50%	0%	98.58%
2020	$899	$246	$653	$247	50%	46%	4%	98.71%

*Historically, we have not tracked the attribution between our lead generation, conversion and retention costs. Therefore, the percentages in the table above are internal management estimates.

Veterinary Metrics

We ended 2020 with 152 territory partners and their associates in the field "visiting" an estimated 17,200 hospitals in North America.

Table 9. Veterinary Clinic Metrics

Year	Number of territory partners	Estimated number of clinics we are visiting every 60-90 days*	Estimated aggregate number of face-to-face visits	Actual average number of active hospitals	Actual average number of new pets per active hospital per month	Number of partnered clinics with software & account manager
2012	34	15,000	262,000	5,034	0.918	n/a
2013	40	16,200	324,000	5,531	1.008	n/a
2014	58	15,400	404,000	6,098	1.053	n/a
2015	84	19,000	490,000	7,359	1.093	n/a
2016	105	21,300	577,000	7,875	1.066	n/a
2017	107	19,800	662,000	8,242	1.063	n/a
2018	123	20,200	751,000	9,279	1.133	2,908
2019	130	21,600	852,000	10,315	1.141	4,426
2020	152	17,200	909,000	11,517	1.199	5,220

*Per the data available, this represents hospitals that have been visited at least once during the year. Given we don't have perfect tracking of visits, this is the definition used to approximate visits every 60-90 days.

In a year where care moved curb-side and in-person visits were limited, overall engagement was solid, but compared to the prior year, the growth in face-to-face visits declined.

We averaged 11,517 active hospitals during the year—a number that has since continued to climb. As a reminder, we define active hospitals as those that have had at least one pet enroll with Trupanion in the prior three month period. We were able to deliver this 12% increase in active hospitals, while increasing the number of pets that enrolled per active hospital to 1.2, up from 1.1 in 2019.



We ended the year with our software and a partnered account manager in approximately 5,200 hospitals, up from approximately 4,400 at the end of 2019. We had hoped to make more progress with our software deployments in 2020. COVID presented a challenge to doing so.

Increasing the deployment and utilization of our software is important. It allows us to pay hospitals directly, and in an automated way. It's also an important part of our customer value proposition.

Members who experience the brand and our product this way are more likely to add-a-pet or refer-a-friend. In 2020, 0.82% of our subscription book of business was from our add-a-pet, refer-a-friend channel, up from 0.73% in 2019.

The Importance of Key Metrics

Higher ARPU, more active hospitals, improved same-store-sales, expansion in adjusted operating margin, reduced churn, greater member referrals and new pets added are the metrics that when we outperform relative to our expectations, drive outsized growth in intrinsic value.

Team

Trupanion's culture is unique.

Some might call it a moat—I do. Maintaining our culture as we grow will be important and is an area I am personally focused on.

We have several feedback mechanisms at Trupanion, but one of my favorites is what I've historically called the Stupid Box (now re-branded TruSolutions). The Stupid Box is available to all team members in order to identify policies, actions or behaviors in our organization that are, well, stupid. It's also one way I maintain a pulse on our culture. I personally review and assign an owner for each and every submission.

Earlier this year, the Stupid Box received a submission from a new team member, Cami, on one of my favorite topics—Nirvana. I'll let you read her passage:

"After hearing about Trupanion's usage of "nirvana" in today's session, I wondered if anyone has suggested that this term and the context in which this term is being used may be considered culturally insensitive? I understand the casual usage of the term, as well as the pop cultural reference to the Seattle-born band, Nirvana. However, I feel that it must be recognized as a more meaningful term for some. As a Buddhist myself, I have to admit that I was a little taken aback when I first received emails about "reaching Nirvana". The usage of "Nirvana" in this context does not necessarily offend me; rather, it indicates a cultural ignorance or disregard. I know I am new to the company, but it is precisely because of the transparency and welcoming attitudes I have encountered during my first couple of weeks that I feel comfortable speaking about this. I believe changing the term "Nirvana" will create a more inclusive atmosphere for employees and prospective employees. If I were told about "Nirvana" during my interviewing process, I think I would've thought of Trupanion in a more negative light. Thank you."

Following her feedback, I had the chance to talk with Cami and understand her point of view. Cami's submission was courageous, her perspective valuable and the take-away clear. Our term "Nirvana" had to change. From here on, when you hear me refer to the state of self-sustaining growth, in which members adding pets or referring friends is offsetting churn, it will be under our newly coined term, "TruTopia". Thank you Cami.

I've always believed that diversity makes Trupanion stronger, more effective. Simply put, diversity provides better outcomes for all our constituents, pet owners, veterinarians and their co-workers, Trupanion team members, strategic partners and shareholders. Diversity also provides the opportunity to learn from one another. Cami's submission is a perfect example of that.

In some areas of diversity we've done well, and in other areas where we've fallen short, we're making changes. Currently, Trupanion is focused on ensuring gender and racial diversity. This will be a goal in every team within the organization and it begins with our board of directors.

First, I'll give you some history of how the board was comprised. At the beginning of 2020, we had 8 board members, myself, Dan, Murray, Hays, Howard, Mike, Robin and Jackie. 6 males, 2 females, all Caucasian. I am on the board because I founded the company. Dan, Murray, Mike & Hays all led investments to finance Trupanion in 2007, which enabled our expansion from Canada to the United States. At this point, I acknowledge that while important, diversity was not at the top of my priority list. Howard joined the board in connection with his service as Trupanion's Chief Operating Officer. Our post IPO board members were Robin and Jackie, adding much needed gender diversity.

Over the past year, as we were looking to add a new Board member, I chose to interview candidates only if they would increase our diversity. Recently we added

Eric. Eric grew up in Texas, is a father of two, pet guy, lawyer and the Mayor of Dallas. We appointed Eric because of his character and life experiences. We interviewed Eric because of a strong recommendation and because he increased our diversity.

As board members retire, we are being deliberate in appointing new non-Executive board members who add to our diversity. My goal, that I would be personally proud of, is to achieve at least 1/3 representation across race, gender and age (including over 60 & under 50) among independent board members.

This means we will not advance board candidates unless they meet the diversity requirements. At the same time, we will only add board members who meet our standards based on their individual character.

More broadly, diversity should be a focus in teams across the company. All managers need to access the diversity of their team and build upon it with new hires. This needs to be deliberate and thoughtful but also practical.

Once a team has racial and gender diversity, we want to continue our never ending goal of becoming diverse in even more ways. The dimensions of diversity are vast. Age, nationality, physical ability, languages spoken—we want our organization to increasingly represent all these facets and more!

Trupanion's culture prioritizes individuality and inclusivity. We want to foster an environment where all voices are heard, and where team members feel empowered to bring their truest self to work. Our entry way hall holds the quote by Oscar Wilde, "Be yourself, everyone else is taken."

Once an individual is on the Trupanion team, their success should be 100% based on their achievements and contributions at Trupanion. Existing team members should never be promoted because of their diversity. Nobody wants to second guess if the advancements of one's career are due to their gender or skin color.

Equity is important. Our policies and programs were designed to ensure all team members have the same benefits, access to resources, and opportunities to build meaningful careers at Trupanion. This approach extends throughout the way we work together; for example, each team member has the same size desk. We want every employee to think and act like an owner of the Company. To build this alignment, each team member is granted equity in Trupanion at the time of hire.

Trupanion is a mission driven organization, and our team of over 1,100 individuals (and growing!) unifies around our collective goal of helping pets. No year is a better example of that than 2020.

It is hard to succinctly explain how I feel about the team and what we accomplished together in 2020. During one board meeting, I found myself literally brought to tears when describing the efforts of the team. At the time, I had no words to describe my gratitude. In fact, there is no word in the English language that succinctly captures this sentiment. Fortunately, there is one in Japanese: Kanrui.

As we cross over the one year mark—in which we transitioned all team members to a remote work environment—I believe that our culture is healthy and vibrant. Team member retention is strong, nearly 15% of team members advanced their careers internally, and we increased the level and quality of our communications. I look forward to seeing what we can accomplish together in the days, months and years ahead.

Intrinsic Value & Per Share Performance

In 2020, we calculated an increase in Trupanion's estimated intrinsic value per share of 88% before stock grants.

As a reminder, our calculation of intrinsic value is based on our discounted cash flow model.

Our intrinsic value model is informed by historical metrics—metrics we work hard to improve upon. Higher ARPU, more active hospitals, improved same-store-sales, expansion in adjusted operating margin, reduced churn, greater member referrals and new pets added are the metrics that when we outperform relative to our expectations, drive outsized growth in intrinsic value.

Each year, in addition to updating our inputs for another year of performance, we also evaluate other assumptions in our model such as the discount rate. For example, as we become a larger, more dependable company, we believe a lower risk premium is appropriate, resulting in a slight decrease to our discount rate.

This change, along with our strong performance in 2020, resulted in the 88% increase in our estimated intrinsic value per share stated above.

In addition to highlighting what metrics have a material impact on the value of our company and informing how we run the business and make decisions, our intrinsic value model helps guide how we compensate our team—with some adjustments discussed below.

Although our discounted cash flow model evolves over time, with the goal of becoming more and more accurate, for purposes of team member compensation and the calculation of our overall stock pool, we apply an apples to apples comparison. Inputs like discount rates, that can go up or down based on interest rates and risk profile, and are outside of the control of employees, are not factored in when determining compensation.

Under this approach, which isolates proven performance within the control of team members, we calculated an estimated increase to intrinsic value per share of 29% in 2020. Further, when determining the overall stock pool, we use the two-year compounded annual growth rate (CAGR) in calculated intrinsic value per share, rather than a single year, to better reflect long-term sustainable performance. For the 2020 performance year, the two-year CAGR of our calculated intrinsic value per share was 31%.

In accordance with our Intrinsic Value Incentive Plan, a portion of this intrinsic value growth is shared with team members. Please see my 2016 shareholder letter for additional details.

In 2020, our fully diluted share count, which includes options and unvested restricted stock units, increased by 4,406,975 shares to 42,358,814. Of this increased share count, approximately 80% was based on the capital raise with Aflac, and the remaining 20% balance was shared with the team based on our results.

Given the calculated increase in intrinsic value of 31% (based on a two-year CAGR for compensation purposes), we were able to share 2.6% of the increase with the team, with the remaining benefitting shareholders.

In order to share 2.6% with the team, the total size of the grant pool was 850,608 shares. 202,668 shares were allocated during the year for new hire grants, individual performance awards and board compensation, leaving 647,940 shares that were issued in 2021 for our performance grant program related to the 2020 year.

50,350 shares within our performance pool were set aside as a charitable contribution to MightyVet.org, which is a non-profit founded to support veterinary professionals and aligns closely with our mission.

Our key financial metrics on a per share basis:

Table 10. Key Financial Metrics Per Share

Year	Total share count plus options & warrants granted*	Revenue per share	YoY growth	Adjusted operating income per share	YoY growth	Cash, short-term investments, our building assets, minus debt per share	YoY growth	Earnings (loss) per share**
2012	22,467,205	$2.47	53%	$0.13	-7%	$0.23	-30%	($9.76)
2013	24,889,316	$3.37	36%	$0.17	31%	$0.32	39%	($6.23)
2014	33,813,736	$3.43	2%	$0.03	-82%	$1.79	459%	($1.64)
2015	34,138,237	$4.31	26%	$0.11	267%	$1.27	-29%	($0.62)
2016	34,879,610	$5.40	25%	$0.42	282%	$1.40	10%	($0.24)
2017	35,444,460	$6.85	27%	$0.66	57%	$1.53	9%	($0.05)
2018	37,862,667	$8.03	17%	$0.85	28%	$3.56	133%	($0.03)
2019	37,951,839	$10.12	26%	$1.16	37%	$3.67	3%	($0.05)
2020	42,358,814	$11.85	17%	$1.35	16%	$7.03	91%	($0.16)

*Share count includes outstanding shares plus unexercised options and unvested restricted stock, as well as shares granted in subsequent year pertaining to the year's performance. In addition, total outstanding shares increased by 3,636,364 shares in 2020 due to Aflac's common stock purchase.

**Loss per share is calculated using the GAAP basic weighted-average shares at year-end.

Looking Ahead

Over the last 20 years, we have worked hard to build the foundation of our company and bring it to operating scale.

We've forged our own path, and we've led the industry.

2020 marked the completion of our 5 year plan, the vision for which was laid out in my 2014 Shareholder Letter. For those interested in assessing our performance, I encourage you to go back and re-read the 2014 Shareholder Letter. Every year since then, I've attached the 2014 Shareholder Letter to that of the current years' letter. Beginning 2021 and through 2025, you can expect I'll do the same with our 2020 letter.

2021 marks the start of our next 5 years—or as we at Trupanion call it—our 60 month plan.

Included herein are the contents of our 60-month plan. For competitive reasons, select information has been edited out, but I've left much of the document in its original form. Unlike prior shareholder letters, the content of our 60-month plan was not written solely by me, nor was it originally intended for an external audience. Rather, it was written by my team, led by Tricia Plouf and Margi Tooth, who were recently promoted to Co-Presidents, and will be closely overseeing the execution of the plan—with team members as the intended audience, to share our vision of where we are headed over the next 60 months.

In totality, our 60-month plan describes how we intend to increase the value proposition for our members while dramatically increasing our service levels over the next five years. It describes how we plan to add distribution channels, and expand on our partnerships with State Farm and Aflac, and access the 1 million puppies and kittens that are visiting the veterinarian for the first time every year.

Our 60-month plan details how we plan to expand our insurance product lines to include PHI Direct and Furkin (our low and medium ARPU products, respectively), expand our geographies by entering Japan and Europe, as well as add a new monthly subscription pet food where we hope to verify our hypothesis that pets eating a healthy diet in the right amount of calories will be healthier.

In addition to all of the above, we outline how we are going to organize our existing "Trupanion" subscription business into distinct regions, how we will continue to drive high rates of growth in the breeder channel; and how we are continuing to harness the benefits of social media and other direct-to-consumer marketing channels.

If we achieve the goals in our 60-month plan, we'll grow revenue to over $1.5 billion, reach over 3.5 million pets and deliver growth in intrinsic value of over 25% per year. Doing so will not be easy—it will require a lot of hard work, decent execution and perhaps a bit of luck. But as one shareholder recently observed, at Trupanion we just work harder than most. We do not shy away from tough goals!

In totality, our 60-month plan sets the stage for an exciting growth story at Trupanion. I hope that in sharing this 60-month plan, you'll be as excited as we are about where we are headed.

Kuyashii,



DARRYL RAWLINGS
Founder & Chief Executive Officer



Medical insurance for the life of your pet.

2021-2025

Our 60-Month Strategic Plan

OUR MISSION

To help loving, responsible pet owners budget and care for their pets.

What you will read in this document is our plan for the next 5 years for Trupanion. It follows a very successful 20 years, during which time a significant effort by the team enabled us to achieve operational scale—growing to a size where we can operate efficiently. We've done a good job in this respect—thank you! That work has laid the foundation for us to take Trupanion forward and given us more opportunities than ever before. To reflect this, we've refreshed our mission statement.

What has not changed since Day 1 is our singular focus on helping pets. We remain committed to this, and we hope that as you read this document and see what Trupanion aspires to become by the end of 2025, you will be as excited and motivated as we are about what lies ahead.

Today Trupanion is a monthly subscription business grown primarily through the sale of our core product, "Trupanion," which is sold through the veterinary channel. Our strength to date has been our collective ability to create, market, sell and service an intangible product that does what it says, both from the pet owner and veterinary perspective.

Trupanion Inc. (the company consisting of all our brands and entities) is a high-growth company, with revenue consistently increasing around 25% each year. As a team we have continued to be nimble and determined—it's this agility from our people that will set us up well for the future.

Between now and 2025, we will redefine many of our working practices. We will need to create new teams and new processes. We will learn new techniques and rise to new challenges. We will grow, evolve and reorganize. We will look very different in 5 years!

Our way of working and areas of focus that we know today will evolve to take on different meanings or play new and different roles in the company growth. This exciting phase will present more opportunities than ever before and we invite you, our team, to immerse yourself and make the most of this thriving company that we've created together. We will only be successful if our entire team is driving towards the same goal: achieving our mission.

 *For a **seed** to achieve its greatest expression, it must come completely undone. The shell cracks, its insides come out and everything changes. To someone who doesn't understand **growth,** it would look like complete destruction.*

–CYNTHIA OCCELLI,
Author, Mentor, & Entrepreneur

By 2025 we plan to create new growth initiatives to help us expand the reach of our core Trupanion product globally and begin the growth of new pet care brands in the animal health arena. Each of these initiatives will be underpinned by world-class subject matter experts supported with technology that will enable more effective solutions across the business. Combining operational excellence and growth-focused business units will enable us to help millions of pets and pet owners.

At all times we shall remain committed to our mission, our people, and our stakeholders; pets, pet owners, veterinarians, team members, territory partners and associates, strategic partners and investors.

We also remain dedicated to being bold, being nimble and being determined. We look forward to building our next 5 years together.

KUYASHII

The Japanese concept of being fueled by the doubting of others.

THE BOTTOM LINE—TARGETED GROWTH RATE & INCREASE IN INTRINSIC VALUE

Our 5-year goal is to achieve a consistent **annual revenue growth rate of 25% or greater.** This would equate to annual revenue for Trupanion Inc. of $1.5 billion by December 31ST, 2025. This revenue growth will also enable us achieve another goal: **to increase our intrinsic value[1] per share by approximately 25%** each year.

To achieve a collective annual growth rate of 25% we will target higher growth rates for each individual business segment–building in some room for error. This will help give us a higher degree of confidence that we can consistently grow our revenue at a rate of 25% or more each year. While some areas, such as the core Trupanion product in North America, may be seeking a 25% growth rate, others that are smaller or just beginning, such as Worksite Benefits or PHI Direct, will likely have a faster rate of growth. In aggregate, if every business unit achieves their goal, our overall growth may be much larger than 25%. This "building block" approach allows us to be more certain of success as it increases our likelihood of achieving our collective goal.

Nothing, however, will be more important than the combined effort of our people—the cement between our building blocks. Our strength to date has been our team and as we look to nurture, grow and add to Team Trupanion, we feel confident that we are creating an organization built for brilliance.

OUR 6 BUILDING BLOCKS

These building blocks are our planned areas of growth over the next 5 years. Some of these build on our current business model and expertise, and others leverage the same skills and knowledge to expand into new and exciting opportunities. Now that we have reached operational scale, not only can we continue to hone our existing member experience, we can also look to add more ways to support loving, responsible, and informed pet owners and their pets, for life. Here's the list we plan to focus on:

1. INSURANCE

- Grow our core "Trupanion" product in North America

2. INSURANCE

- Introduce PHI Direct and Furkin to North America. These are new pet medical insurance products designed to be offered primarily online. They will offer the same high value proposition as the Trupanion product but at different price points (we call these Low and Medium ARPU products)

3. INSURANCE

- Expand our sales of pet medical insurance to countries beyond the US, Canada and Australia—both with and potentially without the Trupanion brand

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1   Intrinsic Value is the value an informed and educated individual or entity would typically pay for a company under stable market conditions. We are always looking to increase this at a rate faster than 20%.

4. FOOD

- Introduce Landspath (a high-quality monthly subscription wellness diet, sold exclusively via veterinarians) in North America to try to prove our hypothesis that feeding pets a high quality diet, in what their veterinarian believes is the appropriate number of calories, will lead to healthier lives and therefore justify lower premiums for their medical insurance

5. PET CARE

- Introduce a GPS-based device that is perpetually powered to immediately locate lost pets—a global opportunity

6. TECHNOLOGY

- Enhance and expand our technology solutions, including through acquisitions, to dramatically expand our technology capabilities. As we become experts in technology in the pet space, we may also enter into a technology re-sale space (global opportunity).

THESE BUILDING BLOCKS ARE NOT LISTED IN ORDER OF PRIORITY–EACH BLOCK WILL HAVE OWNERS DEDICATED TO GROWING THEIR BUSINESS UNITS AND AS SUCH, EACH ONE SHOULD BE CONSIDERED AS IMPORTANT AS THE NEXT. AN IN-DEPTH DETAIL OF EACH BLOCK FOLLOWS.

BUILDING BLOCK 1—INSURANCE-GROW OUR NORTH AMERICAN TRUPANION PRODUCT[2]

We believe that any informed, responsible pet owner would want to buy Trupanion for their pet. Being well-informed removes the uncertainty and confusion around product selection, and Trupanion ultimately becomes the obvious choice for those that are knowledgeable. Our flagship product is widely acknowledged as having the best and the broadest coverage available and it is our goal to grow the adoption of this comprehensive product and the associated revenue by **25% each year from 2021 to 2025.**

Historically, the entire company has worked together to support the growth of this product. This has been an effective way of working over the past 20 years, however our size and scale mean that it is no longer sustainable to take such a broad market approach and expect to be as effective, especially as we start to introduce new products and channels into our eco-system.

Therefore, during our next 5-year chapter, we will adjust our organizational structure to provide a dedicated focus on all markets our core and much loved Trupanion-branded product is present in. We will build upon the framework of the Market Leader model to create alignment, ownership and depth of regional understanding to drive the best experience for all stakeholders. The Market Leader role will evolve to become a General Manager. By 2025 we expect to have up to 5 North American markets, each with a General Manager.

These General Managers will be responsible for the growth in their geography in support of the Territory Partners and their Associates. They will work across business units and partner with support

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2   In 2020, Trupanion is our core product. It is the one product the business hinges around and it is where we are all focused. By 2025, this will dramatically change as other business areas around us grow and expand.

teams to drive lead growth, conversion improvements and achieve TruTopia. They will own the expansion and reach of the Trupanion product, Landspath (see page 11) and, most critically, support Territory Partners in maintaining close relationships within the veterinary community. These relationships are essential to our success and have created immense barriers for our competitors to overcome—sustaining them will be critical to achieving our growth plans.

Key aspects of our core Trupanion product strategy remain essential within the General Manager construct. We must: expand our reach to every new pet owner (lead growth), find new ways to educate and sell Trupanion (convert) and deliver on an exceptional member experience (keep). Over the next 5 years we will strive to maintain a state of TruTopia—where the number of pets enrolling through friend recommendation or pets added by existing members offsets the number of pets that are cancelled each month.

To successfully achieve these goals in North America, we will need to **(A) strengthen our moats**[3], i.e. things we have or do that would be really hard for any competitor to have or do as well as us, **(B) increase the distribution** of the Trupanion brand, and associated brands, **(C) increase the rate at which we convert** these pet owners and, **(D) continue to enhance our member experience.** We'll explore these goals over the following pages before picking back up with our building blocks.

A) Strengthening our moats

Trupanion moat—low-cost operator with high value proposition. To be clear, "low-cost" certainly does not mean low quality or lowest price. Being a low-cost operator means that we are operating with efficiency, enabling us to provide exceptional service at a cost that helps us to enhance our competitive advantage by being able to give more back to our members. **Our goal by 2025 is to pay over 90% of veterinary invoices within 5 minutes.** In 2020, we paid approximately 24% in 5 minutes.

This exceptional member and hospital experience will primarily be delivered through our software. We also plan to significantly increase the rate of claims automation for those hospitals that, for reasons outside of our control, do not or cannot have access to our software. In 2020 our automation rates are around 18% of all claims, **by 2025 we are targeting 80% of claims handled through automation.**

Automation, which importantly includes our software and non-software claims, allows us to pay invoices faster without sacrificing accuracy due to our post-claim audit process by our claims team. Automation will mean we are spending less per claim overall to deliver outstanding service. Today, we target spending 71% of our members' monthly cost on paying invoices. In addition, we spend 9% of members' monthly costs to offer our high-quality service.

Our goal is to dramatically increase our service levels and to do so, we will leverage our automation and software patents. Our investment in technology will ensure we can continue to support our claims team members and allow them the time to focus on more complex claims, coverage summaries, and supporting our new products. We are committed to providing this group with the tools they need to carry out exciting, technical work—all of which will improve our member experience.[4]

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3   Trupanion Moat: A feature of our business that would take a competitor over 3 – 5 years to replicate. They require deep sustained level of effort and time to build and maintain and often can hinge on deep relationships.

4   Note that lowering our average cost per claim by increasing claims automation does not mean we will be eliminating our claims department or reducing the size of the team. In many cases it will enable current processes to be more efficient and also allow team members to have more time to focus on the more complex work as well as coverage summaries and new products.

When we use our patented software and claims automation to pay directly, our total cost to process a claim is reduced. This reduction in cost will allow us to pass this money back to the pet owner in the form of an even greater value proposition.

By 2025 we want to **improve our total claims ratio** (claims payments + cost to process a claim) for all members from **71 to 72%.**

SOFTWARE

Our patented software is a key part of our low-cost operator moat. Over the past five years we have been learning how to streamline installing our software in hospitals, or to have hospitals frequently use the software after installation. We realize it's not easy.

At the start of 2021 we anticipate that close to 6,000 hospitals will have our software installed—a little under 25% of the total hospital population. These 6,000 hospitals provide a good foundation for the next five years as the benefits of direct and immediate payment become known to more pet owners. By the end of 2025, we expect the **penetration rate of our software to be over 90%.** Our approach to generating demand for our software will need to adjust to reach this milestone; here's how we plan to achieve this:

We will increase our investment in the software to fund a product redesign—both in terms of look and feel as well as functionality. Our software will become the "bee's knees" of hospital software providing real-time opportunities to engage with the hospital team to create an increase in utilization.

We will launch a robust awareness campaign with our existing member base. Now that we have approximately 600,000 pets enrolled, we will connect with our hundreds of thousands of pet owners, to develop awareness of our unique ability to pay their invoice for them. We plan to create ways for our members to initiate conversations with their hospitals about direct payment. We believe many of our members do not even know this service exists and we see this as a huge opportunity to grow our software penetration while increasing the number of members and veterinary teams experiencing the benefits.

In meeting this goal we anticipate it will result in us achieving a **99.00% member retention rate,** which is a critical element for achieving TruTopia with our core Trupanion product.

TRUPANION MOAT—PRICING OF OUR SUB-CATEGORIES

As with any moat, it takes hard work and sustainable effort to build and maintain it (if it was easy, it wouldn't be a moat)! A core tenet of our business model is our pricing promise to treat all pet owners fairly. This means the owner of a retriever in Seattle should pay a different amount AND receive the same value as the owner of a poodle in Phoenix. No matter the species, breed, age or location, the value returned to our members when they make a claim should be consistent if their pet is "average". It's important to note that our intangible product provides value by helping a pet owner budget and care for their pet in the event it's needed. The amount we return is the average amount we spend paying our members' invoices, currently 71% and targeting 72%.

Said another way, imagine that for every $1 we receive, we spend 71 cents (targeting 72 cents) to pay invoices. Every time we can improve our efficiency, more of that $1 can be spent paying invoices, which increases the value to the member. The better the experience, the happier our members.

The more accurately we can price, the more we can deliver on this pricing promise. The better we can do this up-front (rather than having to make dramatic changes later) the more likely members will remain members.

We are proud that we already have more focus and talented, dedicated actuaries than any of our competitors.

We believe that rate increases should reflect the trend in a given geographical area where the cost of care and overall inflation increases between 5-8% each year. We have learned that when our members experience rate increases over 20%, retention is lower. We know retention reduces further if a member receives 20+% increases year after year. To provide exceptional member experience we will smooth out our rate adjustments with an enhanced approach to pricing. To do this we will become more focused on the expansion of our neighborhood pricing approach, an approach started with the launch of our 2.0 product in Florida.



More pets saved!

Happy Members

Longer Lifetime Value

More money to invest

More growth

Neighborhood pricing ensures we have better pricing data to develop rates that are appropriate—ultimately helping to avoid large swings in pricing due to changes in the data that could have been anticipated. We are able to do this more effectively due to data that we can pull from our software, through information shared through our partnerships with practice management system providers and analysis of cost trends of pet owners in general, not just Trupanion members.

Our goal between 2021 and 2025 is for our members to experience rate increases in-line with local inflation in their neighborhood. This will likely be an increase between 5-12% each year as we learn to adjust and sharpen our approach. In the event that we need to increase rates more, this will be as a result of changes shown in our data that are driven by the market (e.g., significant increase in cost of care in a neighborhood). In any situation, our pricing and member-facing teams will partner to craft deeper communication and training moments to help support and guide our members and partners through proactive rate adjustment conversations.

Having more data sources allows us to target **98% pricing accuracy across our top 5,000 subcategories** by 2025 (up from 50% across our top 100 subcategories in 2020).

B) Increasing Our Reach to New Pet Owners—Our distribution strategy

One great benefit to having built the Trupanion brand into what it is today is that we attract the interest of potential new strategic partners and distribution channels. These companies want to be involved in the growth of the category, and they recognize the value of our brand and our expertise. Over the next five years we will have big opportunities to dramatically increase the number of pet owners learning about Trupanion as a brand, the core Trupanion product, and in some instances the assurance of quality the Trupanion brand represents. These opportunities include entering into new or enhancing existing partnerships with other industry leaders to expand the distribution of the Trupanion brand.

Between now and 2025, we will look to significantly increase the infrastructure and support dedicated to growing our channels and as such will look to build out a new area of our business related entirely to maximizing distribution. Each of our distribution channels will be operated as a business unit with a clearly defined owner—resourced with dedicated teams—focused on delivering the best returns. This ownership will be critical to success. The owners will operate as partners to the General Managers, creating new channels of distribution for each market to support mutual growth. They will also be responsible for driving growth through partner brands, such as Aflac, helping to reinforce the assurance the Trupanion brand presents when in partnership with others.

The biggest distribution opportunities for new or incremental lead growth can be summarized as follows:

E-LEADS

Trupanion has exclusive relationships with IDEXX and Covetrus, the owners of over 75% of practice information management systems (PIMS) used in North America today. PIMS are important for us because they can provide us with access to the **new pet owners** who make their first visit with their pet to a hospital each month. This is approximately **one million people—potentially one million leads per month!** We refer to these as e-leads.

A core part of our 5-year strategy is to understand how to operationalize the e-leads channel to reach this group of one million new pet owners every month.

We are confident that the combination of our current partnerships—and the opportunity of new partnerships ahead of us—will help us to maximize our reach to new pet owners during the next 5 years.

STATE FARM

We are proud of our exclusive relationship with America's largest insurance brand, State Farm. With access to over 18 million homes—and likely 9+ million pet owners—we have huge opportunity for growth. We have started to make progress in 2020 with the launch of Trupanion across the State Farm website, yet still have to develop a robust agent engagement program to fully appreciate the value of this huge US brand.

With such a large addressable market, we feel this target is distinctly achievable with partnership buy-in. To do this, we will need to enhance our resourcing and support of this major potential channel in 2021. As with all major distribution channels, we will be scaling our support and working cross-functionally with subject matter experts to provide the necessary resources in terms of infrastructure to excite State Farm agents and grow this business unit to meet its potential.

BREEDER

As our fastest-growing channel over the last 5 years, our goal for the next 5 will be to continue to expand our reach across the breeder community. Breeder has proven to be a fantastic channel for the Trupanion product with strong lead growth, the highest conversion rates and exceptional lifetime value. These three components indicate a very strong future for the breeder channel.

WORKSITE BENEFITS (FORMERLY CORPORATE BENEFITS)—AFLAC—POWERED BY TRUPANION

This is a distribution channel that enables employers to offer pet medical insurance to their team members as a benefit. We believe that Worksite Benefits can exceed $100m in revenue by 2025.

In 2020, we have seen solid growth generated by our internal team, but to be successful long-term, we believe that strategic partnerships in the worksite space are essential. With that in mind, we are very excited to be beginning our relationship with the leading provider of worksite benefits, Aflac.

As a key shareholder in Trupanion, Aflac will be a committed partner with full alignment, eager to support the growth of medical insurance for pets as a Worksite Benefit.

We will look to Aflac to be our catalyst for growth in this space. We will need to think differently and will leverage their extensive knowledge and partnerships with all leading benefit platforms to help redefine our product offering to take advantage of a market currently dominated by our competitors. We don't yet know the details around how this will look but we do know that our Worksite Benefit product, starting in 2021, will be very different. It will be one of the first products to be launched to market as "Powered by Trupanion". We're excited to launch into a several-year growth plan incorporating Aflac's extensive broker network, partnering with their new direct to consumer brand and ultimately, joining forces with the 20,000 strong 'Aflac Army' of agents.

We are confident that with Aflac alongside us, we can increase this emerging channel to achieve **$100m in revenue by 2025.**

SOCIAL MEDIA

Facebook and other digital platforms are shifting from conversion tools to fast becoming lead generation channels. These channels have the ability to target responsible, loving pet owners with a new pet at home, to initiate conversations about the need for high quality medical insurance.

As we continue to mature as a business, some of the skills we have been learning will start to become further embedded into our business units. Converting our leads and retaining our members will be essential skills needed across all business units: geographies, product lines, and distribution channels. While we are currently dedicated to supporting the core Trupanion product, we will adjust to support our new products and partners, speed up the learning process, and ultimately help these new lines of business to grow faster. We've spent 20 years learning how to do this for Trupanion; now we can take that learning and apply to other products and brands.

C) Conversion

Growing our ability to educate and inform pet owners "Why Trupanion" will continue to be a major focus for many teams in the business.

Conversion is measured as a blend of pet owners converting both online and over the phone. Our phone conversion rates have been consistently strong in past years and we have come to expect more than 1 in 2 pet owners will enroll this way. As we look to continue to grow the core Trupanion product, phone conversion will play a key role in establishing the first "brand cuddle." We are committed to call-driving initiatives to maximize our opportunities. This high-touch experience gives us a rare chance to connect directly with our members and to hear about their pets! This will remain a key part of our strategy. It's why we love what we do!

Online conversion is more challenging. We have made good progress to improve this—most significantly in 2020—and will continue to focus in this area. We will adjust our lens further to fully support complete digital conversion to encapsulate all device-type experiences that a future member may have access to—text, mobile, chat, email, web, tablet, etc. We intend to increase our digital conversion rates from 11% to well over 20% by the end of 2025.

This increase in digital conversion will significantly increase our blended conversion—web and phone conversion rates combined—from over 15% in 2020 to **over 25% by 2025.** We set this goal because we believe that 1 in 4 pet owners is a potential Trupanion member, and we are targeting a blended conversion rate that is representative of that.

As well as supporting the core Trupanion product, our conversion skills will be applied to support new geographies, products, and distribution channels. We will inevitably require growth in this space to support so many new business partners across the company.

D) Enhance our member experience

In addition to increasing access to our software, paying invoices faster, and pricing more accurately, we will continue to invest time and resources into further enhancing our member experience.

Developing technologies and finding ways to engage, surprise, and delight our members will be key to create an increase in lifetime value, referrals, and pets added to support TruTopia.

While we look to grow our Trupanion-brand product substantially, our target Adjusted Operating Margin (AOM) will remain at 15%. We expect to miss this target at the end of the current 5-year Plan by about 1%. For the next 5-year chapter, we anticipate achieving the 15% goal as follows by 2025:

Targeted Adjusted Operating Margin


72%
9%
4%
15%
Value Proposition—Claims payment and processing cost
Variable Expenses—Amount we spend to provide excellent customer service
Fixed Expenses—General and Administrative, Technology and Development
Adjusted Operating Margin (AOM)

To support this operational efficiency, we will look to invest more in our financial systems and teams, such as introducing a new accounting and human resources information system and working with leading technology providers to give access to tools that allow for quicker decision making and easier reporting for all. As we increase the need to support a growing number of brands, countries and products, we will invest in our people and technology to do this the right way.

ANCILLARY PRODUCT GROWTH

As well as driving the growth of the core Trupanion product, we will look at expanding our expertise to support the development and launch of new products. The products below will be focused in the North American markets initially. Depending on launch metrics and growth acceleration, we may choose to deploy these in other geographies before the end of 2025 too—time will tell.

BUILDING BLOCK 2—INSURANCE-PHI DIRECT AND FURKIN

Over the next 5 years we are excited to launch two new subscription products—PHI Direct and Furkin—into the North American market. Our ability to operate at scale means that we are now able to support the development of new brands and accelerate their growth curve—which also allows the broader Trupanion family to grow. Many of our operational teams will be involved in bringing these two brands to life—we will be expanding our contact center, claims, finance, communications, marketing, IT, people ops, legal and facilities teams in support of these product additions.

These new pet medical insurance products will offer pet owners different price point choices. Critically, each will offer the **same high value proposition** as our Trupanion-brand product (the targeted 72% spent paying invoices). The brands will not be marketed together but by being available, they will help pet owners to clearly understand the difference in coverage.

We believe that when we can educate pet owners about the real differences between high, medium and low ARPU products—Trupanion (high ARPU = broadest and most comprehensive coverage), Furkin (med ARPU = mid-level coverage) and PHI Direct (low ARPU = lowest level coverage)—we can grow penetration of the industry and Trupanion Inc.'s overall share of market. In short, we know that some consumers may enroll in brands other than Trupanion, which is OK if they are informed and understand the difference in coverage. If that occurs, we want them to make an educated decision and enroll with a brand that we own that provides high value and is not misleading.

We plan to launch these products in Canada and then the US. The products will be marketed as direct-to-consumer brands and will not be sold through our Territory Partners and Associates, nor will they be Powered by Trupanion.

BUILDING BLOCK 3—INSURANCE: INTERNATIONAL GROWTH-HOSPITALS & PET GROWTH

The more hospitals we partner with, the more pets we help. Over the next 5 years we intend to take advantage of opportunities to expand into countries other than the U.S, Canada and Australia. Our partnership with Aflac presents us with a direct opportunity to enter into Japan where Aflac has customers in 1 in 4 households! We have plans to explore this early into our next 5-year chapter.

In addition to Japan, we don't know exactly which countries we'll move to next. We anticipate **potential** expansion into countries such as the UK, Brazil, and potentially parts of Western Europe. In keeping with our approach in the North American market and Australia, we will create leadership positions to oversee the general management and growth for each of these new geographies.

Our goal for entering into these additional markets is to double the number of hospitals where pet owners can learn about our Trupanion-branded product from about 25k today to 35k by the end of 2025, and then to 50k by the end of 2030.

For each hospital we enter, we will use the same unit of measurement for success—striving for consistent growth in same-store-sales to maximize our reach to each new pet entering a hospital. Naturally, the core elements of a growth model to drive leads and increase conversion and member retention will be critical ingredients for sustainable brand growth and increased contribution to the Trupanion Inc. growth curve.

We may also move forward with international partners and use our expertise to grow non-Trupanion brand products as well, should an appropriate and meaningful opportunity arise.

BUILDING BLOCK 4—FOOD-LANDSPATH

Our wellness food initiative is based on the theory that pets who are fed portion-controlled, high-quality food will live longer, healthier, and happier lives. We have a hypothesis based on third-party health and nutritional studies that these pets could have up to 2 years extended life. We are very excited to launch this new product—named Landspath—which will be sold directly through the veterinary channel.

In 2021, after over two years of research, we anticipate launching this venture in partnership with leading therapeutic food company, Rayne Clinical Nutrition. We will initially launch to our member-base and expect to begin working with partner hospitals across North America within the first 6 months of the year.

If our hypothesis is true, members with pets eating Landspath will enjoy the benefits of savings on our insurance products because we will have data to demonstrate that they are less prone to illnesses. This integrated product approach will be a fantastic member benefit and experience.

Landspath creates a much-needed source of recurring revenue that supports the veterinary channel and creates additional value for our members.

The market for pet owners who want to invest in their pet's health via high quality food is substantial: We aim to be selling **$100m in revenue of food** each year by the end of 2025.

BUILDING BLOCK 5—PET CARE-GPS TRACKER

There are around 180 million cats and dogs in North America. About one third will go missing at some point in their lives. Eighty percent will not be recovered. Rather than anxiously waiting and hoping someone takes a lost pet to a shelter or veterinarian to scan a microchip that may or may not be there, our solution is to enable pet owners to instantly locate their pet using an app on their phone through a self-charging, patented GPS unit which attaches to the pet's collar.

We will create a GPS team that will operate as a start-up business unit, separate to the core Trupanion business. We feel we can leverage our operating scale to support this business to accelerate growth, but acknowledge that it is equally important for the GPS owner to be able to move with pace outside of the core business.

BUILDING BLOCK 6—TECHNOLOGY SOLUTIONS

To help the growth of Trupanion and associated brands we will be making investments to significantly bolster our internal—and external-facing technology systems in direct support of our ever-expanding IT team. The value of this incremental technology investment will be a key advantage to drive support, efficiencies and a smarter way of working for the entire business.

We anticipate that through acquisitions of leading pet health technology companies such as Aquarium and BabelBark, we will be able to rapidly increase our pace of technology growth across Trupanion Inc.

In addition to adding value internally, we will also consider how technologies can be shared and re-sold to others in the pet space—building on the infrastructure and expertise we have already developed through our patented software while also ensuring the technology that we consider a competitive moat is maintained. As with all opportunities, the revenue target will be $100m with an AOM of 15% or $15m of adjusted operating income.

Much like GPS, the technology support for the Trupanion brand and associated products is our biggest motivation and the main value-driver for this initiative.

TRUPANION INC. & OUR BRAND FAMILY

The next 5 years will open up a whole new approach to the way we think about 'Trupanion', our much loved brand.

Historically, the vast majority of our company has been focused on the growth of one product and because of this we have referred to our entire business as Trupanion. Through the hard work and strong execution of our team, we have earned the right to represent far more of the brands in the insurance market and the broader pet space. The core Trupanion product will continue to be the largest and biggest revenue generator for the next 5 years. However, as we grow we have the opportunity to extend that reach and to help more pets.

We believe Trupanion Inc. (our parent company[5]) can drive the growth of products outside of insurance such as GPS, Food and Technology. As experts in the pet world, we are confident in our ability to help support our mission in more ways than just insurance and we're excited to do so!

OUR BRAND & PRODUCT ECOSYSTEM

With the introduction of so many brands into our family, it's important to be clear when we are talking about our core Trupanion product versus things the **Trupanion Inc.** team might be involved in. The visual below demonstrates the consumer facing brands that will exist in our ecosystem between 2021 and 2025.

"Powered by Trupanion"

A brand mark applied to products that carry the following features:

- Payment, direct to the veterinarian at the time of check-out
- 24/7 customer support
- TP Nation support

"Trupanion" 1.2, 2.0, 3.0...

We should expect our core product, referred to as "Trupanion" to always be the best possible product avilable. We will continue to iterate on the features and coverage and allow our product to evolve and grow as the pet, pet owner and veterinarian needs adjust.

It will have the highest Lifetime Value and the highest allowable Pet Acquisition Cost.



"TRUPANION" BEST COVERAGE 1.0 & 2.0
"POWERED BY TRUPANION"
PHI DIRECT
Mission
To help loving, responsible pet owners budget and care for their pets.
GPS
LANDSPATH
FURKIN

5 All brands and entities roll into Trupanion, Inc. overall and our stock and shareholders are in the parent company.

POWERED BY TRUPANION

As our brand grows and our referral rates increase, we are becoming more widely recognized as providing pet owners and veterinarians with a quality and unrivalled member experience. As this positive brand association gains momentum we will begin to allow use of our brand in support of new entrants to the insurance market—brands looking for the best possible association with an expert partner. This approach unlocks the **power of Trupanion** for many other products. The tagline "Powered by Trupanion" will sit proudly alongside brands in the future—starting with Aflac in 2021.

"Powered by Trupanion" will become a brand reference serving as a hallmark of quality indicating to pet owners and veterinarians that whenever Trupanion is involved, the pet owner should expect a best-in-class experience. This will include:

- Payment direct to the hospital at the time of invoice and access to our world-class claims team
- 24/7/365 customer care and support
- Retention support from TP Nation to help drive greater retention at the hospital level *(This is for retention only. Brands will not be leveraging TP Nation as a sales team but as an ongoing resource of support. TPs help to create the brand assurance for which Trupanion has become known).*

Some brands may also look to us to offer services in addition to the core "Powered by" elements, such as sales, marketing and communications. Unlike the three core elements, other support services can be provided on an individual basis and decided on by the brand. Think of it like a continuum where our brand partners can choose the level of involvement they have to suit their needs.



Third-party Partners Service Level Spectrum
"Powered by Trupanion"

Light Service	Custom Service	Full Service
"Powered by Trupanion" Core attributes: ⊘ Vet Direct Pay ⊘ 24/7 Customer Care* ⊘ Claims processing ⊘ TP Nation (Retention)	Other support services can be provided on an individual basis and decided on by the Partner	**"Powered by Trupanion" Core attributes plus:** ⊘ All Sales ⊘ All Marketing ⊘ All Communications

*24/7 Customer Care must be avilable for all brands carrying "Powered by Trupanion" but it does not mean it needs to be conducted by Trupanion.

We are looking forward to expanding the reach of the Trupanion brand into new product lines to help provide assurance to more pets, pet owners, and veterinarians around the world.

HOW WE MAKE GROWTH DECISIONS

Aside from reinforcing our moats and working on creating our building blocks to growth, there will continue to be many opportunities to grow our current business or to expand into new areas. To ensure we remain focused and committed to our strategic plan, we have outlined key decision criteria that will be applied ahead of moving forward with an opportunity:

- We will not move forward with an initiative unless it benefits all of our key stakeholder groups:
  - Pets
  - Pet Owners
  - Veterinarians
  - Team Members, Territory Partners, and Associates
  - Strategic Partners
  - Investors

- The opportunity must be worth our time and investment. Specifically, after 5 years we want it to be able to generate $100m + in annual revenue with Adjusted Operating Income of at least $15m. (These financial results could be generated directly from the opportunity or indirectly by benefitting an existing brand).

- We have and are willing to invest the resources (people, funds) in order to be successful. If something is worth doing, we will do it the right way.

- We have alignment with a potential partner regarding their approach to diversity, equity and inclusion.

- We will consider the impact to our current business and create a clear roadmap and prioritization framework to help our teams to understand the "why." We want people to enjoy these opportunities and to feel ready and able to execute on them.

- We won't move forward with an opportunity if it's going to negatively impact one of our moats.

- We won't move forward with an opportunity if we believe it will negatively impact one of our brand tenents or core beliefs (such as selling our data or adding wellness to the core Trupanion product).

To set ourselves up to handle new products, new geographies, and new distribution channels our core operational teams will receive significant investments in systems, people, infrastructure, and training. Some of these investments will be made in enterprise technologies such as accounting and human resource information system (HRIS), policy administration, BI platforms, digital asset management, training and communication platforms, remote working advancements, financial reporting, and many more.

OUR PEOPLE AND OUR CULTURE

Our 5-Year Plan would not be complete without talking about our best asset: our people. A lot will determine whether we achieve the goals in this Plan, none more so than whether we have the right people in the right roles, whether we help them be the best they can be, and whether we offer an environment that makes Trupanion *the* destination to build a career.

We are committed to establishing a company-wide diversity, equity, and inclusion strategy to create an increasingly fulfilling and engaging workplace for everyone. We believe that diversity, equity, and inclusion are critical to supporting our team members and improving our ability to achieve our mission. We will define key corporate goals to ensure these ideals become fully embedded in who we are.

For our team members, the work reflected in this 5-year Plan should mean many career growth opportunities and the benefits that come from being a part-owner of a successful growth company. To help so many more pets with more products in more places, we know our organization will **look very different** at the end of 2025. We will be a lot bigger and we will need to develop more leaders to keep us moving forward. Doing this well will be the single biggest driver of our success.

Finally, while this Plan is devoted to looking forward, we also want to preserve the great parts of how we got to this place where we can even contemplate these ambitious goals. We want everyone who joins us in the future to know the first pet we insured, about how the conference rooms got their names, about why we ring the bell, and all the other things that make us who we are.

We look forward to sharing your energy and enthusiasm for this next generation of Trupanion and your commitment to bringing this plan to life.

Thank you for being with us.

2023
Form 10-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2023

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ____ to ____

Commission File Number: 001-36537

TRUPANION, INC.

(Exact name of registrant as specified in its charter)

Delaware	**83-0480694**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

6100 4th Avenue S, Suite 200
Seattle,   Washington   98108

(855)   727 - 9079

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Exchange on Which Registered
Common stock, $0.00001 par value per share	TRUP	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐	Smaller reporting company ☐
	Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the registrant's common stock held by non-affiliates as of June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter, was approximately $622,812,960 using the closing price on that day of $19.68.

As of February 19, 2024, there were approximately 41,814,768 shares of the registrant's common stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE Part III incorporates certain information by reference from the definitive proxy statement to be filed by the registrant in connection with the 2024 Annual Meeting of Stockholders (Proxy Statement). The Proxy Statement will be filed by the registrant with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the end of the registrant's fiscal year ended December 31, 2023.

TRUPANION, INC.
Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2023
TABLE OF CONTENTS

Note About Forward-Looking Statements

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act), and Section 27A of the Securities Act of 1933, as amended (Securities Act). All statements contained in this Annual Report on Form 10-K other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans and our objectives for future operations, are forward-looking statements. The words "believe," "may," "will," "potentially," "estimate," "target," "continue," "anticipate," "intend," "could," "would," "project," "plan" and "expect," and similar expressions that convey uncertainty of future events or outcomes, are intended to identify forward-looking statements.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in Part I. Item 1A. "Risk Factors" and elsewhere in this Annual Report on Form 10-K. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely on forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. We undertake no obligation to update publicly any forward-looking statements for any reason, except as required by law.

Unless otherwise stated or the context otherwise indicates, references to "we," "us," "our" and similar references refer to Trupanion, Inc. and its subsidiaries taken as a whole.

Item 1. Business

Our Mission

Our mission is to help loving, responsible pet owners budget and care for their pets.

Company Overview

We provide medical insurance for cats and dogs in the United States, Canada, Continental Europe, and Australia. Through our data-driven, vertically-integrated approach, we develop and offer high value medical insurance products, priced specifically for each pet's unique characteristics and coverage level. Our growing and loyal membership base provides us with highly predictable and recurring revenue.

We operate in two business segments: subscription business and other business. We generate revenue in our subscription business segment primarily by subscription fees from direct-to-consumer products. We operate our subscription business segment similar to other subscription-based businesses, with a focus on achieving a target margin prior to our pet acquisition expense and acquiring as many pets as possible at our targeted average estimated internal rate of return. Within our subscription business, we also provide "Powered by Trupanion" pet insurance product offerings marketed by third parties and, in Canada, low and medium average revenue per unit (ARPU) products marketed under the brand names Furkin and PHI Direct. We provide a full suite of services and support for these products and they are designed to align with the target margin profile of our subscription business segment. Within our subscription business segment we also offer products in Continental Europe, which are currently underwritten using third-party underwriters.

Our other business segment is comprised of revenue from other product offerings with third parties with whom we generally have a business-to-business relationship. This business segment has a different margin profile than our subscription segment and includes revenue from writing policies on behalf of third parties and revenue from other products and insurance software solutions.

Our Business

It is very difficult for pet owners to budget for veterinary expenses when their pets become sick or injured. Pet owners do not know whether their pet's health will be "average," "lucky," or "unlucky." Over the life of a pet, veterinary expense for a lucky versus unlucky pet can vary from $500 to more than $50,000. Even if a pet ends up being "average" over its life, the timing of accidents or illnesses may not align with the pet owner's budget. Further, many pet owners do not know how to budget for the "average" cost of medical care for their pets. Average veterinary expenses often greatly exceed the expectations of pet owners and vary dramatically based on a multitude of factors, including the availability of care by region and the types of treatments advisable for specific pet breeds. Consequently, self-insuring is not an effective solution for many pet owners as the cost of pet medical care has been outpacing inflation for over 20 years due to advancements in medical procedures and technology and due to increased availability of high-quality care.

Our monthly subscription products, priced specifically for each pet's unique characteristics and coverage level, help pet owners budget for unforeseen medical expenses. Through our high quality medical insurance products, pet owners are able to ensure coverage for the best care for their pet and avoid decisions being made due to financial constraints. Our monthly subscription business model also provides us with high quality predictable and recurring revenue.

Our subscription business's cost-plus model is designed to spread the risk evenly within categories of pets so our members can better budget for unexpected veterinary costs. We have been collecting comprehensive pet health data for over 20 years. We believe our data and approach to pricing is unmatched by other pet insurers and provides us with a greater understanding of anticipated veterinary costs. We leverage this to price our subscription plan for each pet based on their specific circumstances such as breed, age (at enrollment), geography, desired deductible or co-payment and coverage level, so that, in aggregate, the amounts paid by owners of lucky pets helps to cover the veterinary costs incurred by unlucky pets. We believe our actuarial team, working with our granular data, is able to price our subscription plan much more accurately than any other players in the pet health insurance industry, enabling us to provide our members with the most accurate cost and highest value proposition relative to coverage level.

Our core "Trupanion" product was designed by veterinarians to enable them to practice the best medicine – thus recommending the optimal treatment for the pet. As a result, we believe our Trupanion-branded products enable veterinarians to establish stronger ties and better alignment with their clients. Members with a Trupanion-branded product visit their veterinarian more frequently and spend more money on the best course of treatment for their pet. This results in better health outcomes for pets, which we believe creates a flywheel effect that has been the key driver of growth for our subscription business.

Through the use of our proprietary, patented software designed to communicate directly with a veterinary hospital's practice management system, we are able to offer a differentiated experience to pet owners. Using our software, veterinary hospitals can receive payment from us directly for approved invoices in seconds, with their clients (our members) only paying their deductible or co-payment for covered treatments. We believe this unique and patented solution, which is offered free to veterinarians and pet owners, transforms the insurance experience.

Through our "Powered by Trupanion" suite of products, which are marketed by third parties, we are broadening our distribution in the retail and corporate worksite channels. Our "Powered by Trupanion" products offer the same differentiated experience Trupanion pet owners receive but with options for varying levels of coverage to meet budgetary requirements. Our Furkin and PHI Direct products are currently distributed direct-to-consumer in Canada.

Our other business segment is comprised of other product offerings with third parties with whom we generally have a business-to-business relationship, and this business segment has a different margin profile than our subscription segment. Products in this segment include providing pet medical insurance policies on behalf of the U.S. Department of Veterans Affairs program, employer sponsored programs, and underwriting policies on behalf of third parties that do not carry reference to the Trupanion brand. Additionally, our other business segment includes the sale of insurance software solutions.

Our target markets are large and under-penetrated, as measured by insured pets:

	North America[1]	Continental Europe[2]	Australia[3]
Household dogs and cats (in thousands)	210,000	160,750	8,900
Pet insurance market penetration	3.0 %	8.4 %	9.0 %

[1]According to IBIS World and Canadian Animal Health Institute, there are approximately 210 million household dogs and cats in the United States and Canada. North American Pet Health Insurance Association estimates that the penetration rate for medical insurance for cats and dogs in North America is approximately three percent. We believe that over the long-term, the North American penetration rate can reach levels comparable to the U.K., where, according to Global Market Insights, approximately one in four cats and dogs has medical insurance.

[2]According to FEDIAF European Facts & Figures, GfK Czech consumer panel, and KVL Czech Republic, there are approximately 161 million household dogs and cats in Continental Europe. The estimated penetration rate for medical insurance for cats and dogs is approximately eight and a half percent.

[3]According to PetKeen, there are approximately 8.9 million household dogs and cats in the Australia. The estimated penetration rate for medical insurance for cats and dogs is approximately nine percent.

Our total enrolled pets grew from 31,207 pets on January 1, 2010 to 1,714,473 pets on December 31, 2023, which represents a compound annual growth rate of 33%. As a result, our revenue has grown from $19.1 million in 2010 to $1,108.6 million in 2023 which represents a compound annual growth rate of 34%.



Our Strategy

We are focused on attracting and retaining members by providing a best-in-class value and member experience. In particular, we concentrate on the following:

Increasing leads from veterinary hospitals. We intend to increase the number of veterinary hospitals that help their clients learn about high quality medical insurance, and to increase the rate at which active veterinary hospitals refer leads to us by leveraging our outside sales team of Territory Partners who interface directly with veterinarians.

Increasing referrals from members. We seek to grow the number of existing members that add a pet or refer their friends and family to Trupanion. We do so by focusing on improving the member experience, including increasing the percentage of veterinary invoices that are paid directly to veterinarians through our patented, proprietary software.

Improving conversion. We are investing to increase the rate at which we convert pet owners receiving quotes for our subscription plan into enrolled members.

Targeting a 71% value proposition. We aim to return to our members 71% of premiums we collect in the aggregate, which we believe is the highest targeted value proposition in our industry. Our ability to target the highest sustainable value proposition stems from our low cost operating model. Achieving our targeted value proposition requires we grow our ARPU in-line with the cost of veterinary care.

Improving retention. Member retention is a key part of our strategy. Historically, members in their first year of membership have the lowest retention rate. We are investing in the education process for our members and improving initial member communication and experiences in order to increase our retention rates.

Automating payment of veterinary invoices. We use artificial intelligence and machine learning to leverage data to automate the payment of a portion of our veterinary invoices. We intend to increase the percentage of veterinary invoices paid without human intervention with the goal of ensuring that we can process veterinary invoices in seconds, at a lower cost and without reducing the quality of service.

Expanding additional member acquisition channels. We are growing new member acquisition channels including employee benefits, point-of-sale, retail and direct-to-consumer, for the sale of our pet medical insurance products. We also continue to pursue new channels that we believe could, over time, deliver our desired return on investment.

Aligning with strategic partners. We maintain relationships with players who are leaders in their field, have long-term alignment, and recognize the value of our brand and expertise. These companies generally have well-developed distribution channels but do not have our expertise in pet medical insurance.

Expanding internationally. While the majority of our revenue is derived from the sale of insurance products in the U.S. and Canada, we have operations in Europe and operate in Australia through a joint-venture. We continue to explore other international expansion opportunities.

Expanding our product offering. We have introduced additional monthly subscription products, maintaining what we believe to be the highest value pet medical insurance, but with reduced coverage that is less expensive.

Pursuing non-insurance revenue offerings. We intend to continue pursuing opportunities to provide pet owners with complementary products and services. For example, we have invested in a pet food initiative to explore whether pets on a calorie-controlled, high-quality diet have improved health outcomes that can justify a decrease in the cost of their medical insurance. We also sell software solutions to third parties.

Sales and Marketing (New Pet Acquisition)

We generate leads through a diverse set of member acquisition channels, which we then convert into members primarily through our contact center, website and other direct-to-consumer activities. These channels primarily include leads from third-parties such as veterinarians, strategic partners and referrals from existing members.

We build awareness of our core Trupanion product predominately through the veterinary community, engaging our team of "Territory Partners." Our Territory Partners are independent contractors who market our product and are paid fees based on activity in their regions. Their role is to create meaningful, long-term relationships with veterinarians and to educate those veterinarians about the benefits of high quality medical insurance for pets. We believe this structure aligns our interests and provides a platform that we can leverage over time. Our Territory Partner approach is unique and unmatched in our industry. We believe that it would be extremely difficult, costly and time consuming for a competitor to replicate this model.

Competition

We compete primarily with pet owners who choose to self-fund their veterinary costs, mainly via credit cards, as well as new and existing pet medical insurance brands. We view our primary competitive challenge as educating pet owners on why high-quality medical insurance for pets is a better alternative to self-insuring.

The vast majority of pet owners in the markets in which we operate do not currently have medical insurance for their pets and those that do have medical insurance for their pets do not typically move from one insurance company to another because pre-existing conditions would likely not be covered following a move. As a result, we are focused primarily on expanding the overall size of our markets by providing pet owners with high value, transparent medical coverage designed for each pet's unique characteristics and coverage level.

We have been competing against numerous brands at any given time in our operating history. In our experience, competing pet medical insurance companies generally fall into one of two segments: (a) traditional providers with low target price points and narrow coverage that is unlikely to cover things most likely to go wrong, like congenital and hereditary conditions, and (b) higher-value providers that offer some form of an annual plan designed to increase the cost of the plan as the pet ages.

In recent years, there has been significant consolidation in the pet medical insurance industry resulting in many brands being controlled by a small number of companies.

We believe that we have competitive advantages that position our product offering favorably compared to other brands offered in the marketplace. These include:

- broader coverage and a superior value proposition due, in part, to our vertically integrated structure that reduces frictional costs,

- a unique member acquisition strategy that leverages the relationships our Territory Partners have developed in the veterinary community,

- a proprietary database containing over 20 years of comprehensive pet health data enabling us to be more precise in our pricing and pet acquisition expense, and

- our patented, proprietary software which allows us to pay veterinary invoices directly at time of treatment.

Intellectual Property

We rely on federal, state, common law, and international rights, as well as contractual restrictions, to protect our intellectual property. We control access to our proprietary technology, software, and documentation by entering into confidentiality and invention assignment agreements with our employees and partners, and confidentiality and, in some cases, exclusive agreements with third parties, such as service providers, vendors, individuals and entities that may be exploring a business relationship with us. We also rely on a combination of intellectual property rights, including trade secrets, patents, copyrights, trademarks, and domain names to establish and protect our intellectual property. We seek to protect our proprietary position by filing patent applications in the United States and in jurisdictions outside of the United States related to our technology, inventions, and improvements that are important to our business. We hold six U.S. utility patents and one U.S. design patent related to our proprietary software, and we have multiple additional patent applications pending in the United States. We also have three issued utility patents and two issued design patents in other jurisdictions, as well as multiple additional patent applications pending. We additionally rely on data and market exclusivity, and patent term extensions when available. Our ability to protect and enforce our intellectual property rights is subject to risk and our failure to do so may adversely impact our business.

Human Capital Resources

Our Team

We are a mission driven organization with a diverse team united by a shared passion for pets. Our team members are our greatest asset, and we focus on attracting great people to our team and offering high-quality experiences to all team members.

As of December 31, 2023, we employed 1,142 people across the U.S., Canada and Europe. Our team is further supported by 185 field sales Territory Partner business owners and their associates who represent Trupanion. We also contract with team members in the Philippines through a third-party service provider, and we operate in Australia through a joint venture.

Our team is increasingly global with team members working in our Seattle headquarters in the United States, in our offices in the U.K., Germany, and Czechia, and virtually across the U.S., Canada, and Europe. Our Seattle headquarters is pet friendly.

Benefits

We offer each team member substantially the same benefits, regardless of role or level in the organization (with appropriate variations due to the country in which they reside). We also recognize the importance of family and design our benefits plans to support the physical, financial, and emotional wellbeing of team members and their families.

The benefits available to all team members regardless of role include:

- *Childcare & Support for Parents* – We understand the importance of family and offer benefits to support working parents. Most notably, we offer onsite childcare at our Seattle headquarters. Trupanion pays 100% of the tuition costs for one child per Trupanion team member, when space is available.

- *Resources for Wellbeing* – We offer a variety of benefits to support wellness at and away from work, including free access to our onsite gym and an Employee Assistance Program for confidential support to navigate life's challenges. We also offer to our team members globally a virtual healthcare concierge service through a leading third-party provider specializing in the field of virtual medicine.

- *Sabbatical* – For every five consecutive years of service at Trupanion, team members are eligible for a paid five-week sabbatical.

- *Paid Volunteer Time* – The TruGiving Volunteer Program offers one paid work day per year to volunteer with an organization of each team member's choice.

- *Paid Time Off* – At least four weeks of paid time off is granted to team members each year in January, and increases with tenure.

- *Medical Insurance for You* – Trupanion pays 100% of the premiums for team members' medical, dental, and vision coverage and offers options to enroll eligible family members.

- *Medical Insurance for Your Pet* – Team members have the option to enroll one dog or cat in 100% company paid Trupanion medical insurance at the highest coverage level we offer.

- *Health Savings Account* – Team members enrolled in our eligible medical plan have access to a Trupanion funded Health Spending Account.

- *Flexible Spending Dollars* – Team members receive flexible spending dollars each year on benefits of their choice, including contributions to dependent premiums, fitness and nutrition, childcare, and personal development.

- *Leave of Absence & Salary Continuation* – We provide all team members that are too ill or injured to work with access to time off through leave of absence at a reduced percentage of their salary through our disability pay programs.

- *Severance and Change in Control Policy* – We have a Severance and Change in Control policy that applies equally to all team members, regardless of their role at Trupanion.

Diversity, Equity, and Inclusion

We believe that diversity, equity, and inclusion (DEI) is critical to supporting our fellow team members and enhancing our ability to fulfill our mission and achieve our goals. We strive to foster an environment where diversity of people with different perspectives and backgrounds can thrive. A core tenet of Trupanion is that we offer a work experience that applies equally to all team members, regardless of role, as noted for example with respect to our Benefits offerings. This approach extends throughout the way we work together; for example, team members that come into any of our offices work in an open environment where the size of working space is the same for everyone regardless of role or seniority.

We have multiple employee-led resource groups that celebrate aspects of our team's diversity and help foster a welcoming and safe space for support, education, professional development, and networking. Our DEI Committee is also employee-led and focuses on cultivating a culture of inclusion and belonging by supporting DEI activities, fostering effective DEI communications with Trupanion employees and advising on ways to improve progress in Trupanion's commitment to DEI. We have also developed a DEI curriculum that is required for all team members, and we continue to develop accessibility enhancements to both our physical and digital spaces.

We have a large representation of women at Trupanion including 61% of leadership positions. Our culture of inclusion at Trupanion is in part reflected by, in 2023, 39% of our US new hires self-identifying that they are from an underrepresented group.

Trupanion is committed to paying equitably for equal work, regardless of gender or race/ethnicity, and conducts pay equity analyses as part of our efforts in furtherance of this commitment.

Career Development

At Trupanion we are committed to helping everyone grow and thrive along with the company. We are proud to continually see approximately 15% of our team members transitioning to new roles within Trupanion each year. Team members have access to ongoing development designed to help them succeed in their roles today, develop skills for the future, and build a career at Trupanion.

A sampling of our development opportunities include:

- Trupanion Embark! – All team members participate in company orientation to learn about our history, culture, product, business model, and operations.
- Mentorship – Our TruMentor program creates connection across departments, so team members can learn from and support each other in their development.
- Professional skills – Our continuing education course catalogue includes a wide variety of topics related to our business, the animal health industry, and professional skills.
- Leadership Development – Our Leadership Unleashed program offers development for aspiring, new and experienced managers to drive ownership and growth for the future of our business.

Regulation

For further information, refer to the Regulation section included in Part II Item 7 of this report.

United States Regulations

U.S. federal law and the laws and regulations of each United States state, territory and possession apply to companies licensed to transact insurance business in these jurisdictions. Our primary insurance subsidiary and underwriter, American Pet Insurance Company (APIC), is domiciled in New York State and the New York Department of Financial Services (NY DFS) serves as its primary regulator. APIC is currently licensed to do business in all 50 states, Puerto Rico and the District of Columbia. As such, APIC is also subject to comprehensive regulation and supervision under laws and regulations of each U.S. state, territory, and possession.

Because APIC is domiciled in New York, APIC is subject to laws governing insurance holding companies in New York. These laws, among other things, require that we file periodic information reports with the NY DFS, including information concerning our capital structure, ownership, financial condition and general business operations; limit our ability to enter into transactions between APIC and our other affiliated entities; restrict the ability of any one person to acquire certain levels of our voting securities without prior regulatory approval; and restrict APIC's ability to pay dividends to its holding company parent.

Other state regulators also have broad authority to perform on-site market conduct examinations of our management and operations, marketing and sales, underwriting, customer service, claims handling and licensing. Regulators may perform market conduct examinations by visiting our facilities for a period of time to identify potential regulatory violations, discuss and correct identified violations, or to obtain a better understanding of how we operate in the marketplace. Further, U.S. state insurance laws and regulations require APIC to file financial statements with state insurance regulators in each state where it is licensed and its operations and accounts are subject to examination at any time. APIC prepares statutory financial statements in accordance with accounting practices and procedures prescribed or permitted by these regulators. The National Association of Insurance Commissioners (NAIC) has approved a series of uniform statutory accounting principles (SAP) that have been adopted, in some cases with minor modifications, by all state insurance regulators. As a basis of accounting, SAP was developed to monitor and regulate the solvency of insurance companies. When developing SAP, insurance regulators were primarily concerned with assuring an insurer's ability to pay all its current and future obligations to policyholders. As a result, statutory accounting focuses on conservatively valuing the assets and liabilities of insurers, generally in accordance with standards specified by the insurer's state of domicile. The financial statements included in this document are prepared in accordance with U.S. generally accepted accounting principles. The values for assets, liabilities and equity reflected in these financial statements are usually different from those reflected in financial statements prepared under SAP.

In 2021, we established two new wholly-owned insurance subsidiaries, ZPIC Insurance Company (ZPIC) and QPIC Insurance Company (QPIC), domiciled in Missouri and Nebraska, respectively. ZPIC is currently licensed to do business in 41 states and the District of Colombia. QPIC is currently licensed to do business in 30 states and the District of Colombia. We have funded required statutory capital to these new subsidiaries, however, neither subsidiary has begun underwriting insurance policies as of December 31, 2023.

U.S. federal law generally does not directly regulate the insurance industry. However, from time to time, various federal regulatory and legislative changes have been proposed. Among the proposals that have in the past been, or are at present may be under consideration, are the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers.

In August 2022, members of the National Association of Insurance Commissioners (NAIC) passed a pet insurance model act to establish appropriate regulatory standards for the pet insurance industry. It standardizes how insurers enforce waiting periods, certain policy conditions, and the sale of pet insurance in general. Since then, 7 states (DE, LA, ME, MS, NE, NH, and WA) have adopted the model act, some with slight variances, and 10 additional states (CA, DC, FL, MD, NY, NJ, OH, PA, RI, and VT) have draft legislation in progress for 2024. Trupanion is proactively engaged in the drafting and passage of the pet insurance law in these states through the North American Pet Health Insurance Association (NAPHIA).

In July 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) established a Federal Insurance Office within the U.S. Department of the Treasury. The Federal Insurance Office initially was charged with monitoring all aspects of the insurance industry (with exceptions for certain types of insurance), gathering data and conducting a study on methods to modernize and improve the insurance regulatory system in the United States. It is not possible to predict whether, in what form or in what jurisdictions any of these proposals might be adopted, or the effect federal involvement in insurance will have, if any, on us.

Industry Regulations

The NAIC adopted risk-based capital requirements for life, health and property and casualty insurance companies. APIC is subject to these risk-based capital requirements that require us to maintain certain levels of surplus, specifically $137.6 million as of December 31, 2023, to support our overall business operations in consideration of our size and risk profile. If we fail to maintain the amount of risk-based capital required, we will be subject to additional regulatory oversight. To comply with these regulations, we may be required to maintain capital that we would otherwise invest in our growth and operations. Refer to Item 1A. "Risk Factors" for additional details of these requirements.

Further, NAIC developed a set of financial relationships or tests known as the Insurance Regulatory Information System, or IRIS, to assist state regulators in monitoring the financial condition of U.S. insurance companies. As of December 31, 2023, APIC had one IRIS ratios outside the usual range relating to net premiums written to surplus. While a ratio outside the usual range is not considered a failing result, regulators may investigate or monitor an insurance company if its IRIS ratios fall outside the prescribed usual range. ZPIC and QPIC will be subject to similar regulations after they begin underwriting insurance policies.

Other Jurisdictions Regulations

In Canada, our insurance is written by an unaffiliated Canadian-licensed insurer, Omega General Insurance Company (Omega). Under the terms of our agreements with Omega, we retain any financial risk associated with our Canadian business. In October 2023, Omega was acquired by Accelerant. Omega's Canadian insurance operations are supervised and regulated by Canadian federal, provincial and territorial governments and Omega is a fully licensed insurer in all of the Canadian provinces and territories in which we do business. In addition, we are required to fund a Canadian trust account in accordance with Canadian regulations. As of December 31, 2023, the account held CAD $15.7 million.

In 2022, we incorporated a new wholly-owned insurance subsidiary, GPIC Insurance Company (GPIC), domiciled in Canada. GPIC is currently licensed to do business in all provinces and territories in Canada except for Nunavut. We have funded required statutory capital to this new subsidiary; however, GPIC has not begun underwriting insurance policies as of December 31, 2023.

We have a segregated cell business called Wyndham Segregated Account AX (WICL), located in Bermuda. WICL is regulated by the Bermuda Monetary Authority (BMA). Insurance companies with a presence in Bermuda are subject to solvency and liquidity standards, certain restrictions on the declaration and payment of dividends and distributions, certain restrictions on the reduction of statutory capital, and auditing and reporting requirements. In addition, BMA has the authority to supervise and, in certain circumstances, investigate and intervene in the affairs of insurance companies. Most significantly, Bermudan law restricts WICL's ability to declare or pay dividends and the value of WICL's assets must remain greater than the aggregate of its liabilities, issued share capital, and share premium accounts.

Corporate Information

We were founded in Canada in 2000 as Vetinsurance Ltd. In 2006, we effected a business reorganization whereby Vetinsurance Ltd. became a consolidated subsidiary of Vetinsurance International, Inc., a Delaware corporation. In 2007, we began doing business as Trupanion. In 2013, we formally changed our name to Trupanion, Inc. Our principal executive offices are located at 6100 4th Avenue South, Seattle, Washington 98108, USA, and our telephone number is +1 (855) 727-9079. Our website address is www.trupanion.com. Information contained on, or that can be accessed through, our website is not incorporated by reference, and you should not consider information on our website to be part of this Annual Report on Form 10-K.

Available Information

We are required to file annual, quarterly and other reports, proxy statements and other information with the Securities and Exchange Commission (SEC) under the Exchange Act. We also make available, free of charge on the investor relations portion of our website at investors.trupanion.com, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after they are filed electronically with the SEC. The SEC also maintains an Internet website at www.sec.gov where you can obtain our SEC filings. You can also obtain paper copies of these reports, without charge, by contacting Investor Relations at InvestorRelations@Trupanion.com.

Investors and others should note that we may announce material financial information to our investors using our investor relations website, SEC filings, our annual stockholder meeting, press releases, public conference calls, investor conferences, presentations and webcasts. We use these channels, as well as social media, to communicate with our members and the public about our company, our services and other issues. It is possible that the information we post on these channels, such as social media, could be deemed to be material information.

Item 1A. Risk Factors

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this report, including our consolidated financial statements and related notes, as well as in our other filings with the SEC, in evaluating our business and before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that are not expressly stated, that we are unaware of, or that we currently believe are not material, may also become important factors that affect us. If any of the following risks occur, our business, operating results, financial condition and prospects could be materially harmed. In that event, the price of our common stock could decline, and you could lose part or all of your investment.

Summary of Material Risk Factors

Our business is subject to numerous risks and uncertainties of which you should be aware. Among others, these risks relate to:

- Our significant net losses since inception, ability to achieve and maintain profitability or our ability to maintain our rate of revenue growth in the future;

- Our ability to grow and retain our member base, including uncertainties in the assumptions we use to determine our new pet acquisition spend, variable costs of attracting new members through online channels such as social media or search engines and from leads generated from Territory Partners, veterinarians and other third parties;

- Our reliance on Territory Partners, whom we engage as independent contractors rather than employees, and other third parties;

- The actual levels of our veterinary invoice expense (which may increase with use of our patented software for direct payment of invoices) and our ability to timely and accurately process valid invoices and to identify improper invoices;

- Our ability to maintain certain levels of surplus capital under applicable insurance regulations;

- Our ability to react to competitors and alternative financing methods for pet related medical costs;

- Our ability to maintain and enhance our brand;

- Our ability to maintain and scale our infrastructure, to invest in or acquire businesses, products or technologies, or otherwise manage our growth;

- Changes in legal, judicial, social and other environmental conditions, which could result in unexpected claim and coverage liability;

- Our reliance on key personnel and strategic relationships and our ability to maintain these relationships;

- Fluctuations in foreign exchange rates, other issues relating to expanding our operations internationally, and general changes in the global economy that can cause our operating results to vary;

- Ownership of multiple insurance subsidiaries in different jurisdictions;

- Our ability to remediate the material weaknesses in internal control over financial reporting and maintain effective internal controls and security measures, including measures to mitigate cyber-attacks;

- Our acceptance of automatic fund transfers, credit card and debit card payments;

- Ownership of an office building;

- Our ability to protect our intellectual property (IP), avoid violating IP rights of others, and maintain relationships with third parties providing necessary IP and technology to us;

- The outcome of litigation or regulatory proceedings;

- Our level of indebtedness, our ability to service our debt, and our ability to comply with covenants that may restrict our operations and limit our ability to expand our business;

- Our ability to utilize net operating loss carryforwards and potential increases in our tax liabilities;

- Our ability to comply with numerous laws and regulations applicable to our business, including state, federal and foreign laws relating to insurance, privacy, the internet, email and texting, and accounting matters; and

- Our common stock, including missed earnings guidance, inadequate analyst coverage, trading volatility, lack of dividends, concentrated ownership, and anti-takeover provisions in our governing documents.

Risks Related to Our Business and Industry

We have incurred significant cumulative net losses since our inception and may not be able to achieve or maintain profitability in the future.

We have incurred significant cumulative net losses since our inception. We incurred net losses of $44.7 million in the years ended December 31, 2023 and 2022, and as of December 31, 2023, we had an accumulated deficit of $216.3 million. We have funded our operations through equity financings and borrowings under revolving lines of credit and term loans. Our ability to achieve and maintain profitability will depend, in significant part, on obtaining new members, retaining our existing members, maintaining relationships with our strategic partners, and ensuring that our expenses, including new pet acquisition expense, do not exceed our revenue. We expect to make significant expenditures and investments in new pet acquisition and product initiatives and these expenditures may not result in additional growth. Our growth in revenue and membership may not be sustainable or may decrease, and we may not generate sufficient revenue to consistently achieve profitability. Additionally, we budget for our expenses based, in significant part, on our estimates of future revenue and many of these expenses are fixed in the short term. As a result, we may be unable to adjust our spending in a timely manner if our revenue falls short of our estimates. Accordingly, any significant shortfall of revenue in relation to our estimates could have an immediate negative effect on our financial results.

We may not maintain our current rate of revenue growth.

Our revenue has increased quickly and substantially in recent years. We believe that our continued revenue growth will depend on, among other factors, our ability to:

- improve our market penetration through cost-efficient and effective pet acquisition programs to attract new members;
- convert leads into enrollments;
- maintain high retention rates;
- increase the lifetime value per pet;
- maintain positive relationships with veterinarians and other lead sources;
- maintain positive relationships with and increase the number and efficiency of Territory Partners in all of our target markets;
- successfully integrate entities we acquire into our business;
- expand our business internationally;
- create and maintain positive relationships with strategic partners, particularly partners who present us with new sales channels and those who create software solutions for veterinary practices;
- continue to offer products with a superior value with competitive features and rates;
- price our subscriptions in relation to actual operating expenses and achieve required regulatory approval for pricing changes;
- recruit, integrate and retain skilled, qualified and experienced sales professionals who can demonstrate our value proposition to new and existing members;
- provide our members with superior service, including timely and efficient payment of veterinary invoices, and by recruiting, integrating and retaining skilled and experienced personnel who can efficiently review veterinary invoices and process payments;
- generate new relationships and manage and maintain existing relationships and programs in our other business segment;
- react to existing and new competitors;
- protect and defend our critical intellectual property;
- increase awareness of and positive associations with medical insurance for pets and our brand;
- react to unexpected developments and general macroeconomic conditions, including pandemics and unfavorable changes in economic conditions, such as inflation, rising interest rates, or a recession; and
- successfully respond to and comply with regulations affecting our business and defend or prosecute any litigation.

You should not rely on our historical rate of revenue growth as an indication of our future performance.

We base our decisions regarding new pet acquisition expenditures primarily on the projected internal rate of return on marketing spend. Our estimates and assumptions may not accurately reflect our future results - we may overspend on new pet acquisition, and we may not be able to recover our pet acquisition costs or generate profits from these investments.

We have made and plan to continue to make significant investments to grow our member base. We spent $77.4 million in new pet acquisition expense to acquire new members for the year ended December 31, 2023. Our average pet acquisition cost and the number of new pets we enroll depends on a number of factors and assumptions, including the effectiveness of our sales execution and marketing initiatives, changes in costs of media, the mix of our pet acquisition expenditures and the competitive environment. Our average pet acquisition cost has increased over time and has significantly varied in the past. In the future, our average pet acquisition cost may continue to rise or fall and vary significantly period to period based upon specific marketing initiatives. We also regularly test new member acquisition channels and marketing initiatives, including direct-to-consumer initiatives, which often are more expensive than our traditional veterinarian-focused marketing channels and generally increase our average acquisition costs.

In addition, we base our decisions regarding our new pet acquisition expenditures primarily on our internal rate of return generated on an average pet. This analysis depends substantially on estimates and assumptions based on our historical experience with pets enrolled in earlier periods, including our key operating metrics. If our estimates and assumptions regarding our internal rate of return and the lifetime value of the pets that we project to acquire and our related decisions regarding investments in new pet acquisition prove incorrect, or if our calculation of internal rate of return and lifetime value of the pets that we project to acquire differs significantly from that of pets acquired in prior periods, we may be unable to recover our new pet acquisition expenses or generate profits from our investment in acquiring new members. Moreover, if our new pet acquisition expenses increase or we invest in member acquisition channels that do not ultimately result in the expected number of new member enrollments or enrollments cancel before we recoup our acquisition expenses, the return on our investment may be lower than we anticipate irrespective of the lifetime value of the pets that we project to acquire as a result of the new members. If we cannot generate profits from this investment, we may need to alter our growth strategies, and our growth rate and operating results may be adversely affected. In addition, even if we decrease our average pet acquisition cost, our operating margins may differ from our expectations due to incorrect assumptions relating to existing members adding new pets or referring friends, expenses for member support, and other factors, some of which we do not control.

The prices of our subscriptions are based on assumptions and estimates. If our actual experience differs from the assumptions and estimates used in pricing our subscriptions or if we are unable to obtain any necessary regulatory approval for our pricing, our revenue and financial condition could be adversely affected.

The pricing of our subscriptions reflects amounts we expect to pay for a pet's medical care and we derive these prices from assumptions that we make based on our analytics platform. Our analytics platform draws upon pet data we collect and we use this data to price our policy in response to a number of factors, including a pet's species, breed, age, gender and location. Factors related to pet location include the current and assumed changes in the cost and availability of veterinary technology and treatments and local veterinary hospital preferences. Some data that feeds into our analytics platform is provided by third-party sources and these sources may limit or prevent us from accessing the data. Additionally, the assumptions we make about breeds and other factors in pricing may prove to be inaccurate and, accordingly, these pricing analytics may not accurately reflect the expense that we will ultimately incur. Furthermore, if any of our competitors develop similar or better data systems, adopt similar or better underwriting criteria and pricing models or receive our data, our competitive advantage could decline or be lost.

The prices of our subscriptions also reflect assumptions and estimates regarding our own operating costs and expenses. We monitor and manage our pricing and overall sales mix to achieve our target returns. If the actual costs, including veterinary invoice expenses, operating costs and expenses within anticipated pricing allowances, are greater than our assumptions and estimates such that the premiums we collect are insufficient to cover these expenses, then our results could be adversely affected and our revenue may be insufficient to consistently maintain profitability. Conversely, if our pricing assumptions differ from actual results such that we overprice risks, our competitiveness and growth prospects could be adversely affected.

In addition, most states require licensure and regulatory approval prior to marketing new insurance products. Our practice has been to regularly reevaluate and adjust the price of our subscriptions, with a goal of achieving our targeted payout ratio, subject to the review and approval of applicable state regulators, who may reduce or disallow our pricing changes. Such review has in the past resulted (for instance, during the COVID-19 pandemic), and may in the future result, in delayed implementation of pricing changes, which could adversely affect our operating results and financial condition. In addition, we may be prevented by regulators from implementing significant pricing changes, requiring us to raise rates more often than we otherwise may desire. This could damage our reputation with our members and reduce our retention rates, which could significantly damage our brand, result in the loss of expected revenue and otherwise harm our business, operating results and financial condition.

If we are unable to grow our member base and maintain high member retention rates, our growth prospects and revenue will be adversely affected.

Our ability to grow our business depends on retaining and expanding our member base. For the year ended December 31, 2023, we generated 64.0% of our revenue from our subscription business segment. In order to increase our membership, we must continue to convince prospective members of the benefits of medical insurance for pets in general and our subscription in particular. To maintain our existing member base, we need to continue to reinforce the value of our subscription.

We utilize Territory Partners, who are paid fees based on enrollments and retention in their regions, to communicate the benefits of medical insurance to veterinarians through a combination of remote and in-person communications. Veterinarians then educate pet owners, who visit our website or call our contact center to learn more about these benefits, and potentially become members. We also invest in other third-party and direct-to-consumer member acquisition channels, though we have limited experience with some of them. We intend to maintain our Territory Partner model and structure and we plan to introduce other distribution channels to increase lead generation and to engage in other sales and promotional activities, including direct-to-consumer advertising, all of which are likely to increase our acquisition costs. In addition, these go-to-market plans may face unexpected delays, costs or other challenges, such as decreased ability of Territory Partners to conduct in-person visits with veterinarians.

Our ability to generate leads through veterinary hospitals could be negatively impacted if our policy is perceived to be inadequate, unreliable, cumbersome or otherwise does not provide sufficient value, or if our process for paying veterinary invoices is unsatisfactory to the veterinarians and their clients.

If we fail to establish new or are unable to maintain our existing member acquisition channels, if the cost of our existing sources increases or does not scale as we anticipate, or if we are unable to continue to use any existing channels or programs in any jurisdiction, including our exam day offer program, our member levels and pet acquisition expenses may be adversely affected.

We seek to convert pet owners who visit our website and call our contact center into members. The rate at which we convert these visitors into members is a significant factor in the growth of our member base. A number of factors have influenced, and could in the future influence, the conversion rates for any given period, some of which are outside of our control. These factors include:

- the pricing and competitiveness of our subscription, including its perceived value, simplicity, and fairness;
- our ability to explain and educate consumers regarding the benefits and differences related to our products, including our offerings marketed by third parties, and any potential consumer confusion as we add more products;
- changes in consumer shopping behaviors due to circumstances outside of our control, such as increased inflation and other economic conditions, the COVID-19 pandemic and containment efforts, and consumers' ability or willingness to pay for our product;
- legal or regulatory requirements, including those that make the experience on our website cumbersome or difficult to navigate or that hinder our ability to communicate with potential members quickly and in a way that is more conducive to conversion; and
- system failures or interruptions in our website or contact center.

We have made and plan to continue to make substantial investments in features and enhanced functionalities for our website and support our contact center. These enhancements are designed to help appropriately direct pet owner traffic to the enrollment journey of their choice, increase member engagement, and improve member service. These activities do not directly generate revenue, however, and we may never realize any benefit from these investments. If the expenses that we incur in connection with these activities do not result in sufficient growth in members to offset the cost, our business, operating results and financial condition will be adversely affected.

We have historically experienced high average monthly retention rates. For example, our average monthly retention rate between 2010 and 2023 was 98.5%. We expect to continue to make significant expenditures relating to the retention of existing members.

If we do not retain our existing members or if our marketing initiatives do not result in enrolling more pets or result in enrolling pets that inherently have a lower retention rate, we may not be able to maintain our retention and new pet acquisition rates. Members we obtain through aggressive promotions or other channels that involve relatively less meaningful contact between us and the member are more likely to terminate their subscription. In the past, we have experienced reduced retention rates during periods of rapid member growth, as our retention rate generally has been lower during the first year of member enrollment. Members may choose to terminate their subscription for a variety of reasons, including, loss of a pet, increased subscription fees, perceived or actual lack of value, delays or other unsatisfactory experiences in how we review and process veterinary invoice payments, unsatisfactory member service, a change in the economic environment, a more attractive offer from a competitor, changes in our subscription or other reasons, including reasons that are outside of our control. Our cost of acquiring a new member is substantially greater than the cost involved in maintaining our relationship with an existing member. If we are not able to successfully retain existing members and limit cancellations, our revenue and operating margins will be adversely impacted and our business, operating results and financial condition would be harmed.

We rely significantly on Territory Partners, veterinarians and other third parties, including strategic partners, to generate leads.

In order for us to implement our business strategy and grow our revenue, we must effectively maintain and increase the number and quality of our relationships with Territory Partners, veterinarians and veterinary affiliates, including veterinarian purchasing groups and associations, existing members, complementary online and other businesses, animal shelters, breeders and other referral sources, and continue to scale and improve our processes, programs and procedures that support them. Those processes, programs and procedures could become increasingly complex and difficult to manage as we grow.

Veterinary leads represent our largest member acquisition channel. We spend significant time and resources attracting qualified Territory Partners and providing them with current information about our business and they, in turn, communicate the benefits of medical insurance for pets to veterinarians. Our relationship with our Territory Partners may be terminated at any time (for instance, if they feel unsupported or undervalued by us), and, if terminated, we may not recoup the costs associated with educating them about our subscription products, and the relationships with veterinarians developed by that Territory Partner would be unsupported until such time a new Territory Partner is installed. Sometimes a single relationship may be used to cover multiple territories so that a terminated relationship with a Territory Partner could significantly affect our company. Further, if we experience an increase in the rate at which Territory Partner relationships are terminated, we may not develop or maintain relationships with veterinarians as quickly as we have in the past or need to in order to execute our business strategy and our growth and financial performance could be adversely affected.

Territory Partners are independent contractors and, as such, may pose additional risks to our business.

Territory Partners are independent contractors and, accordingly, we do not directly provide the same direction, motivation and oversight over Territory Partners as we otherwise could if Territory Partners were our own employees. Further, Territory Partners may themselves employ or engage others; we refer to these partners and their associates, collectively, as our Territory Partners. We do not control a Territory Partner's employment or engagement of others, and it is possible that their actions or the actions of their employees and/or contractors could create threatened or actual legal proceedings against us. Moreover, applicable law might prevent or limit our ability to subject our Territory Partners to non-compete obligations. Similarly, Territory Partners may not require, or applicable law may not permit or may limit a Territory Partner's ability to subject their employees or service providers to non-compete obligations.

Territory Partners may decide not to participate in our marketing initiatives and/or training opportunities, accept our introduction of new solutions or comply with our policies and procedures applicable to them, any of which may adversely affect our ability to develop relationships with veterinarians and grow our membership. If we terminate a contract with a Territory Partner, such termination could also trigger contractually obligated termination payments or result in disputes, including threatened or actual legal or regulatory proceedings.

We believe that Territory Partners are not and should not be classified as employees under existing interpretations of the applicable laws of the jurisdictions in which we operate. We do not pay or withhold any employment tax with respect to or on behalf of Territory Partners or extend any benefits to them that we generally extend to our employees, and we otherwise treat Territory Partners as independent contractors. Applicable authorities or Territory Partners may in the future challenge this classification. Further, the applicable laws or regulations, including tax laws or interpretations, may change. If it were determined that we had misclassified any of our Territory Partners, we may be subjected to penalties and/or be required to pay withholding taxes, extend employee benefits, provide compensation for unpaid overtime, or otherwise incur substantially greater expenses with respect to Territory Partners. In addition, the costs associated with defending, settling, or resolving pending and future lawsuits or regulatory proceedings (including demands for arbitration) relating to the independent contractor status of Territory Partners could be material to our business.

Any of the foregoing circumstances could have a material adverse impact on our operating results and financial condition.

We operate in a competitive market which could adversely affect our prospects, operating results and financial condition.

We are and will continue to operate in a competitive market. For instance, we compete with pet owners that self-finance unexpected veterinary invoices with savings or credit, as well as traditional "pet insurance" providers and relatively new entrants into our market. The vast majority of pet owners in the United States and Canada do not currently have medical insurance for their pets. We are focused primarily on expanding our share of the overall market, and we view our primary competitive challenge as educating pet owners on why our subscription is a better alternative to self-financing.

Additionally, there are traditional insurance companies that provide pet insurance products, either as a stand-alone product or along with a broad range of other insurance products, such as wellness. In addition, new entrants backed by large insurance companies have entered (and in some cases exited) the medical insurance for pets market in the past and more may do so in the future. Further, traditional "pet insurance" providers may consolidate or take other actions to mimic the efficiencies from our vertically-integrated structure or create other operational efficiencies, which could lead to increased competition. The success of any of these competitors would, in time, affect our prospects, operating results and financial condition.

Some of our current and potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, technical, marketing and other resources than we do. In addition to competing for new enrollments, such competitors may drive up pet acquisition costs and/or make offers that are more attractive to potential employees, referral sources and third-party service providers.

Moreover, some of our existing competitors may consolidate or be acquired, or may enter into new alliances with each other or establish or strengthen cooperative relationships. Any such consolidation, acquisition, alliance or cooperative relationship could adversely affect our ability to compete effectively and result in our loss of market share and could result in a competitor with greater financial, technical, marketing, service and other resources, all of which could harm our business, financial condition, cash flows and results of operations.

To compete effectively, we believe we will need to continue to invest significant resources in pet acquisition, improve our member service levels, enhance the online experience and functionalities of our website and in other technologies and infrastructure. Failure to compete effectively against our current or future competitors could result in loss of current or potential members, which could adversely affect our pricing, lower our revenue, prevent us from maintaining profitability and diminish our brand strength.

We depend in part on Internet search engines to attract potential new members to visit our website. If Internet search engines' methodologies are modified or our search result page rankings decline for other reasons, our new member growth could decline, and our business and operating results could be harmed.

We endeavor to drive significant traffic to our website from consumers who search for pet medical insurance through Internet search engines such as Google, Bing and Yahoo!. A critical factor in attracting consumers searching for pet medical insurance on the Internet to our website is whether we are prominently displayed in response to Internet searches relating to medical insurance for pets. Algorithmic search result listings are determined and displayed in accordance with a set of formulas or algorithms developed by the particular Internet search engine, which may change from time to time, and paid search advertisements often receive the most prominent listing. If we are listed less prominently in, or removed altogether from, search result listings for any reason, the traffic to our websites would decline and we may not be able to replace this traffic, which in turn would harm our business, operating results and financial condition. If we decide to attempt to replace this traffic, we may be required to increase our pet acquisition expenditures, including by utilizing paid search advertising. Certain of our competitors have spent additional funds to promote their products in search results over us. If we decide to respond by purchasing search advertising, our pet acquisition costs would increase which may harm our business, operating results and financial condition.

Our actual veterinary invoice expense may exceed our current reserve established for veterinary invoices and may adversely affect our operating results and financial condition.

We maintain a recorded reserve for veterinary invoices that is based on our best estimates of the amount of veterinary invoices we expect to pay, inclusive of an estimate for veterinary invoices we have not yet received, after considering internal factors, including data from our proprietary data analytics platform, experience with similar cases, actual veterinary invoices paid, historical trends involving veterinary invoice payment patterns, patterns of receipt of veterinary invoices, seasonality, pending levels of unpaid veterinary invoices, veterinary invoice processing programs and contractual terms. We may also consider external factors, including changes in the law, court decisions, changes to regulatory requirements and economic conditions, including the current inflationary environment. Because reserves are estimates of veterinary invoices that have been incurred but are not yet submitted to us, setting appropriate reserves is an inherently uncertain and complex process that involves significant subjective judgment. Further, in the United States, we do not transfer or cede our risk as an insurer and, therefore, we maintain more risk than we would if we purchased reinsurance.

Rising costs of veterinary care and the increasing availability and usage of more expensive, technologically advanced medical treatments may increase the amount of veterinary invoices we receive, especially in the current inflationary environment. Similarly, industry trends may emerge that are difficult to identify or to predict their impact on us, such as consolidated ownership of veterinary hospitals that increase prices more rapidly than we estimate.

Increases in the number and amount of veterinary invoices we receive could arise from unexpected or other events that are inherently difficult to predict or estimate, such as a pandemic that spreads through the pet population, tainted pet food or supplies or an unusually high number of serious injuries or illnesses. We may experience volatility in the number of veterinary invoices we receive from time to time, and short-term trends may not continue over the longer term. The number or amount of veterinary invoices may be affected by the level of care and attentiveness an owner provides to the pet, the pet's breed and age (at enrollment) and other factors outside of our control, as well as fluctuations in member retention rates and by new member initiatives that encourage an increase in veterinary invoices and other new member acquisition activities.

The ultimate cost of paying veterinary invoices and the related administration may vary materially from recorded reserves, and such variance may result in adjustments to the reserve for veterinary invoices, which could have a material effect on our operating results and resources available for acquiring additional members.

If more veterinary hospitals install and use our patented proprietary software, the number or amounts of veterinary invoices we receive is likely to increase.

Our patented proprietary software is designed to integrate directly with most practice management software systems used by veterinary hospitals and allow us to receive and pay veterinary invoices directly to the hospital. We believe that it is critical to our long-term success to improve the member experience so we encourage veterinary hospitals to install and use our software. We have found that installation and use of our patented software by a veterinary hospital could increase the number of invoices we receive from that hospital. As more veterinary hospitals install our patented software, we expect the number or amount of veterinary invoices to increase and result in an increase in our cost of revenue, which may have a material adverse effect on our financial condition.

Our use of capital may be constrained by minimum capital requirements or contractual obligations.

Our insurance subsidiaries are required to maintain minimum levels of surplus capital to support our overall business operations in consideration of our size and risk profile. We have in the past and may in the future fail to maintain the amount of risk-based capital required to avoid potentially costly additional regulatory oversight. We are also subject to a contractual obligation related to our reinsurance agreement with Omega, who currently writes our policies in Canada. Under this agreement, we are required to fund a Canadian trust account in accordance with Canadian regulations.

To comply with these regulations and contractual obligations, we may be required to maintain capital that we would otherwise invest in our growth and operations, which may require us to modify our operating plan or marketing initiatives, delay the implementation of new initiatives or development of new technologies, decrease the rate at which we hire additional personnel and enter into relationships with Territory Partners, incur indebtedness or pursue equity or debt financings or otherwise modify our business operations, any of which could have a material adverse effect on our operating results and financial condition.

Our success depends in part on our ability to review, process, and pay veterinary invoices timely and accurately.

We believe member satisfaction and retention depends in part on our ability to accurately evaluate and pay veterinary invoices in a timely manner. Many factors can affect our ability to do this, including the training, experience and skill of our personnel, our ability to reduce the number of payment requests made for services not included in our subscription, effectiveness of management, our ability to develop or select and implement appropriate procedures, supporting technologies and systems, changes in our policy and veterinarian compliance with our protocols and procedures. Our failure to pay veterinary invoices, accurately and in a timely manner, or to deploy resources appropriately, could result in unanticipated costs to us, lead to material litigation, undermine member goodwill and our reputation, and impair our brand image and, as a result, materially and adversely affect our competitiveness, financial results, prospects and liquidity.

In addition, we use artificial intelligence and machine learning to leverage data so we can automate the payment of veterinary invoices. Although we intend to increase the percentage of veterinary invoices paid without human intervention and process veterinary invoices in seconds, our efforts may be unsuccessful for a number of reasons. The data we gather is extensive, and the development, maintenance and operation of our data analytics engine is novel, expensive and complex. We may face unforeseen difficulties, including material performance problems, undetected defects or technical obstacles, for example, with new capabilities incorporating machine learning. If such problems, defects, or obstacles prevent our proprietary algorithms from operating properly, we may incorrectly pay or deny claims made by our customers. Such errors could result in existing customers canceling their policies, prospective customers declining to purchase our subscription, or improper payments that reduce our resources. Additionally, our artificial intelligence and machine learning algorithms may lead to unintentional bias or discrimination, which could subject us to legal or regulatory liability that has a material and adverse effect on our business, results of operations and financial condition.

State legislatures and insurance regulators have shown interest in insurance companies' use of external data and artificial intelligence in insurance practices, including underwriting, marketing and claims practices. The National Association of Insurance Commissioners ("NAIC") adopted Artificial Intelligence Principles in August 2020. In addition, a number of states have had legislative or regulatory initiatives relating to the use of external data and artificial intelligence in the insurance industry, such as bulletins issued by the California and Connecticut Departments of Insurance advising insurers of their obligations related to unfair discrimination when using data and artificial intelligence. There is also increasing focus on regulating the use of artificial intelligence and machine learning in Europe such as the proposal by the European Commission for regulation on artificial intelligence using a comprehensive risk-based governance framework. Increased focus on regulation in the United States and foreign jurisdictions could subject us to legal or regulatory liability that has a material and adverse effect on our business, results of operations and financial condition.

We may not identify fraudulent or improperly inflated veterinary invoices.

It is possible that we may pay a veterinary invoice which appears authentic but in fact reflects false products or prices. It is also possible that veterinarians will charge insured customers higher amounts than they would charge their non-insured clients for the same service or product, or may alter medical records or exclude information from records. Such activity could lead to unanticipated costs to us and/or to time and expense to recover such costs. They could also lead to strained relationships with veterinarians and/or members, and could adversely affect our competitiveness, financial results and liquidity.

If we are unable to maintain and enhance our brand recognition and reputation, our business and operating results will be harmed.

We believe that maintaining and enhancing our brand recognition and reputation is critical to our relationships with existing members, Territory Partners, veterinarians and others, and to our ability to attract new members, new Territory Partners, and additional supportive veterinarians. We also believe that the importance of our brand recognition and reputation will continue to increase as competition in our market continues to develop and mature. Our success in this area will depend on a wide range of factors, some of which are out of our control, including the following:

- the efficacy and viability of our pet acquisition programs and initiatives;
- the perceived value of our subscription;
- the quality of service provided, including the fairness, ease and timeliness of reviewing and paying veterinary invoices;
- actions of our competitors, Territory Partners, veterinarians and others;
- positive or negative publicity, including regulatory pronouncements and material on the Internet or social media;
- regulatory and other government-related developments; and
- litigation-related developments.

The promotion of our brand will require us to make substantial investments, and we anticipate that, as our market becomes increasingly competitive, these branding initiatives may become increasingly difficult and expensive. Our brand promotion activities may not be successful or yield increased revenue, and to the extent that these activities result in increased revenue, the increased revenue may not offset the expenses we incur and our operating results could be harmed. If we do not successfully maintain and enhance our brand, our business may not grow which would harm our operating results and financial condition.

Furthermore, negative publicity, whether or not justified, relating to events or activities attributed to us, our employees, Territory Partners, our strategic partners, our affiliates, or others associated with any of these parties, may tarnish our reputation and reduce the value of our brands. Damage to our reputation and loss of brand equity may reduce demand for our services and have an adverse effect on our business, operating results, and financial condition. Moreover, any attempts to rebuild our reputation and restore the value of our brands may be costly and time consuming, and such efforts may not ultimately be successful.

We identified material weaknesses in our internal controls which, if not remediated appropriately or timely, could result in an inability to effectively and timely complete our financial statements, which may result in a loss of investor confidence and an adverse impact to our stock price.

Section 404 of the Sarbanes-Oxley Act of 2002 (the Sarbanes-Oxley Act) requires that we evaluate and determine the effectiveness of our internal control over financial reporting and provide a management report on the internal control over financial reporting, which must be attested to by our independent registered public accounting firm. Maintaining adequate internal control over financial reporting is critical to effective and timely completion of our financial statements. We have reported material weaknesses in internal control in Part II, Item 9A. As a result, management concluded that our internal control over financial reporting was not effective as of December 31, 2023. We are currently implementing certain remedial measures and assessing others intended to remediate the material weaknesses, but our efforts may not be successful. These measures will result in additional expenses associated with technology, finance personnel, training and other costs. If we are unable to remediate the material weaknesses within a reasonable time or at all, or are otherwise unable to maintain effective internal control over financial reporting or disclosure controls and procedures, our ability to record, process and report financial or other information accurately, and to prepare financial statements within required time periods, could be adversely affected, which could subject us to litigation or investigations requiring management resources and payment of legal and other expenses, negatively affect investor confidence in our financial statements and adversely impact our stock price.

We may in the future identify other material weaknesses and significant deficiencies in our internal control over financial reporting, in addition to those identified as of December 31, 2023, which may result in our not detecting errors on a timely basis and our financial statements being materially misstated. If we or our independent registered public accounting firm identify future material weaknesses in our internal control over financial reporting, we are unable to comply with the requirements of Section 404 in a timely manner, we are unable to assert that our internal control over financial reporting is effective or our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. We could also become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Our business depends on our ability to maintain and scale the infrastructure necessary to operate our technology platform and could be adversely affected by a system failure, security breach, loss of data or cyberattack.

Our business depends on our ability to maintain and scale the infrastructure necessary to operate our technology platform, which includes our analytics and pricing engine, systems for managing veterinary invoice payments, customer relationship management system, billing system, contact center phone system and website. We use these technology frameworks to price our subscriptions, enroll members, engage with current members and pay veterinary invoices. Our members research and purchase subscriptions through our website and contact center, and for those veterinary hospitals who have installed our patented proprietary software, we receive and pay veterinary invoices directly to the hospitals through our patented software. Our reputation and ability to acquire, retain and serve our members and support our partners depends on the reliable performance of our technology platform and the underlying network systems and infrastructure, and on providing best-in-class member service, including through our contact center and website. As our member base continues to grow, the amount of information collected and stored on the systems and infrastructure supporting our technology platform will continue to grow, and we expect to require an increasing amount of network capacity, computing power and information technology personnel to develop and maintain our technology platform and service our departments involved in member interaction.

We have made, and expect to continue to make, substantial investments in equipment and related network infrastructure to handle the operational demands on our technology platform, including increasing data collection, software development, traffic on our website and the volume of calls at our contact center. The operation of the systems and infrastructure supporting our technology platform is expensive and complex and could experience operational failures. In the event that our data collection, member base or amount of traffic on these systems grows more quickly than anticipated, we may be required to incur significant additional costs to increase the capacity in our systems. Further, our development and implementation activities may not be successful, may not be well-received by veterinarians or by new or existing members, particularly if they are costly, cumbersome or unreliable, and we may incur delays or cost overruns or elect to curtail our currently planned expenditures related to them. Even if our system improvements are well-received, they may be or become obsolete due to technological reasons or the availability of alternative solutions in the marketplace. If new solutions and enhancements are not successful on a long-term basis, we may not realize benefits from these investments, and our business and financial condition could be adversely affected.

In addition, any system failure that causes an interruption in or decreases the responsiveness of our services could impair our revenue-generating capabilities, harm our business and operating results and damage our reputation. In addition, any loss or mishandling of data could result in breach of confidence, competitive disadvantage or loss of members, and subject us to potential liability. Any failure of the systems and infrastructure that we rely on could negatively impact our enrollments as well as our relationship with members. If we do not maintain or expand the systems and infrastructure underlying our technology platform successfully, or if we experience operational failures, our reputation could be harmed and we could lose current and potential members, which could harm our operating results and financial condition.

Computer viruses, hackers, employee misconduct, and other external hazards could expose our technology platform to security breaches, cyber-attacks or other disruptions. While we have implemented security measures designed to protect against breaches of security and other interference with our systems and networks, our systems and networks may be subject to breaches or interference and we, and our third-party service providers, will likely continue to experience cybersecurity incidents of varying degrees. Any such event may result in operational disruptions as well as unauthorized access to, the disclosure of, or loss of our proprietary information or our customers' data and information, which in turn may result in legal claims, regulatory scrutiny and liability, reputational damage, the incurrence of costs to eliminate or mitigate further exposure, the loss of customers or affiliated advisors, or other damage to our business. In addition, the trend toward general public notification of such incidents could exacerbate the harm to our business, financial condition and results of operations. Even if we successfully protect our technology infrastructure and the confidentiality of sensitive data, we could suffer harm to our business and reputation if attempted security breaches are publicized. We cannot be certain that advances in criminal capabilities, discovery of new vulnerabilities, attempts to exploit vulnerabilities in our systems, data thefts, physical system or network break-ins or inappropriate access, or other developments will not compromise or breach the technology or other security measures protecting the networks and systems used in connection with our business.

Third parties to whom we outsource certain of our functions are also subject to these risks. While we review and assess our third-party providers' cybersecurity controls, as appropriate, and make changes to our business processes to manage these risks, we cannot ensure that our attempts to keep such information confidential will always be successful. Moreover, our use of third-party services (e.g. cloud technology and software as a service) can make it more difficult to identify and respond to cyberattacks in any of the above situations due to the dynamic nature of these technologies.

If we fail to effectively manage our growth, our business, operating results and financial condition may suffer.

We have recently experienced, and expect to continue to experience, significant growth, which has placed, and may continue to place, significant demands on our management and our operational and financial systems and infrastructure. We expect that our growth strategy will require us to commit substantial financial, operational and technical resources and this commitment may also result in increased costs (such as member acquisition costs or costs associated with increases in the number or amounts of veterinary invoices received) generated by our business, which could prevent us from achieving profitability and remaining profitable and could impair our ability to compete effectively for business. If we do not effectively manage growth at any time, our financial condition could be harmed and the quality of our services could suffer.

In order to successfully expand our business, we need to hire, integrate and retain highly skilled and motivated employees and continue to improve our existing systems for operational and financial management. These improvements could require significant capital expenditures and place increasing demands on our management. If we do not successfully implement improvements in these areas, our business, operating results and financial condition will be harmed.

Emerging claim and coverage issues may adversely affect our business.

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge, including new or expanded theories of liability. These or other changes could impose new financial obligations on us by extending coverage beyond our underwriting intent or otherwise require us to make unplanned modifications to the products and services that we provide, or cause the delay or cancellation of products and services that we provide. In some instances, these changes may not become apparent until sometime after we have issued subscriptions that are affected by the changes. As a result, the full extent of liability under our subscriptions may not be known for many years after the subscription begins.

Our operating results may vary, which could make period-to-period comparisons less meaningful, and make our future results difficult to predict.

We have historically experienced, and may in the future experience, fluctuations in our revenue, expenses and operating results. Our operating results may fluctuate in the future as a result of a number of factors, many of which are beyond our control. These fluctuations may make comparing our operating results on a period-to-period basis less meaningful and make our future results difficult to predict. You should not rely on our past results as an indication of our future performance. In addition, if revenue levels do not meet our expectations, our operating results and ability to execute on our business plan are likely to be harmed.

Seasonal or periodic variations in the behavior of our members also may cause fluctuations in our financial results. Enrollment in our subscription tends to be discretionary in nature and may be sporadic, reflecting overall economic conditions, budgeting constraints, pet-buying patterns and a variety of other factors, many of which are outside our control.

Due to these and other factors, our financial results for any quarterly or annual period may not meet our expectations or the expectations of investors or analysts that follow our stock and may not be meaningful indications of our future performance.

Changes in the economy may affect consumer spending on our subscription and this may negatively impact our business, operating results and financial condition.

Our business may be affected by changes in the economic environment. Members may reduce or eliminate their spending during an economic downturn, resulting in an increase in subscription cancellations and a reduction in the number of new member enrollments. We may experience a material increase in cancellations or a material reduction in our member retention rate in the future, especially in the event of a prolonged recessionary period or a downturn in economic conditions. Conversely, consumers may have more income to pay veterinary costs out-of-pocket and less desire to purchase our subscription during a period of economic growth. In addition, media prices and other costs may change with changes in the economic environment, which could increase our new pet acquisition expenses. As a result, our business, operating results and financial condition may be significantly affected by changes in the economic environment.

We depend on key personnel to operate our business and, if we are unable to retain, attract and integrate qualified personnel, our ability to develop and successfully grow our business could be harmed.

Our success depends to a significant extent on the continued services of our current management team, such as Margi Tooth, our President, and Darryl Rawlings, our founder, Chief Executive Officer and Chairperson of the Board. The loss of key executives or employees within a short time frame could have a material adverse effect on our business. We employ all of our employees, including executive officers and key employees on an at-will basis, and their employment can be terminated by us or them at any time, for any reason and without notice, subject to severance payment obligations. In order to retain valuable employees, in addition to salary and cash incentives, we have provided stock options and restricted stock that vest over time. While we may in the future grant equity awards tied to company performance, if we do not achieve certain financial goals, we will not grant equity awards and this may affect our ability to retain employees. The value to employees of stock options and restricted stock that vest over time will be significantly affected by movements in our stock price that are beyond our control and may at any time be insufficient to maintain their retention benefit or counteract offers from other companies. We would be adversely affected if we fail to adequately plan for the succession of our senior management and other key employees. Additionally, if we were to lose a large percentage of our current employees in a relatively short time period, or our employees were to engage in a work stoppage or unionize, we may be unable to hire and train new employees quickly enough to prevent disruptions in our operations, which may result in the loss of members, Territory Partners and/or referral sources.

Our success also depends on our ability to attract, retain and motivate additional skilled management personnel. We plan to continue to expand our work force, which we believe will enhance our business and operating results. As a result of COVID-19, we adopted hybrid work arrangements, which may result in decreased efficiency. Over time, hybrid work arrangements may also decrease the cohesiveness of our teams, which is critical to our corporate culture and to attracting, retaining and motivating skilled management personnel. We believe that there is significant competition for qualified personnel with the skills and knowledge that we require. Many of the other companies with which we compete for qualified personnel have greater financial and other resources than we do. New hires require significant training, capital expenditures and, in most cases, significant time before they achieve full productivity. New employees may not become as productive as we expect, and we may be unable to hire or retain sufficient numbers of qualified individuals. If we do not successfully hire and integrate new employees in accordance with our plans, our business, operating results and financial condition will be harmed.

We may continue to create, invest in or acquire businesses, products and technologies, which could divert our management's attention, result in additional dilution to our stockholders, otherwise disrupt our operations or harm our operating results.

We have in the past created, invested in or acquired complementary businesses, products, technologies and new lines of business, and we may continue to do so in the future. Our ability to successfully evaluate and manage investment opportunities, or make and integrate acquisitions or products, is unproven. For example, we have invested in a pet food initiative, and we believe that pet food may be an important part of our offerings over the long term. We do not have experience manufacturing, selling, or distributing food products and pet food manufacturing facilities and pet food products are subject to many laws and regulations administered by the United States Department of Agriculture, the Federal Food and Drug Administration, the Occupational Safety and Health Administration, and other federal, state, local, and foreign governmental agencies relating to the production, packaging, labelling, storage, distribution, quality, and safety of food products and the health and safety of employees. We have also acquired technology intended to enable us to improve our back-end software and facilitate certain expansion efforts, but technology integration is complicated, expensive and time consuming, and it may not result in us realizing the intended benefits from the acquisition.

The pursuit of potential new products, investments or acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not they are consummated. Further, even if we successfully invest in or acquire additional businesses or technologies, we may not achieve the anticipated benefits from the transaction. The investment or acquisition may also expose us to additional risks, including from unknowingly inheriting liabilities that are not adequately covered by contractual remedies. Acquisitions or investments could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results.

If we do not spend our development budget efficiently or effectively on commercially successful and innovative offerings and products, we may not realize the expected benefits of our strategy. Further, our development efforts with respect to new products and offerings and integrations of acquired businesses could distract management from current operations, and will divert capital and other resources from our more established products and offerings. If an investment or acquisition fails to meet our expectations, our business, operating results and financial condition may suffer.

We may not realize the benefits of our current and planned strategic relationships.

Our growth strategy includes developing and maintaining strategic relationships with various third parties. For example, in October 2020, we entered into a Strategic Alliance Agreement and certain related agreements with Aflac Incorporated (Aflac). We generally pursue strategic relationships with industry leaders that may offer us expanded access to segments of the pet owner market. For these efforts to be successful, we must negotiate and enter into agreements with these third parties on terms that are attractive to us, and then successfully implement the arrangement, which requires integrating and coordinating their resources and capabilities with our own, which may present challenges relating to technology integration, marketing, regulatory matters, customer support, and other operational matters. These relationships may require several years to implement, may face delays or terminations, and may not be successfully implemented at all. We may be unsuccessful in entering into agreements with acceptable third parties, negotiating favorable terms in these agreements, or achieving the anticipated results over our desired time horizon. In addition, some of our historical strategic relationships have required us to agree to exclusivity, and or other terms that may limit our ability to pursue opportunities we might otherwise pursue. In connection with our strategic relationships, we have in the past and may in the future provide equity consideration, impose contractual holding periods for such securities, impose standstill obligations or include other requirements that terminate in the event the strategic relationship ceases, which may have an adverse effect on our stock price and otherwise cause our business to suffer.

Strategic relationships also involve various risks, depending on their structure, including the following:
- our strategic partners may not be successful;
- we may be unable to convert leads from our strategic referral partners into enrolled pets;
- our strategic partners could terminate their relationships with us;
- our strategic partners may acquire or form alliances with our competitors, thereby reducing or eliminating their business with us;
- we may overpay strategic partners relative to the business the relationship generates; and
- bad publicity and other issues faced by our strategic partners could negatively impact us.

If we are unsuccessful in our strategic relationships, we may not realize the intended benefits of these relationships, lose the investment we have made in these relationships, face difficulty entering into other relationships, and our business may suffer.

Our business and financial condition is subject to risks related to our writing of policies for unaffiliated third parties.

Our other business segment includes revenues and expenses related to underwriting policies on behalf of third parties that do not carry reference to the Trupanion brand. The contractual relationships with these third parties may be terminated by either party or the third party may choose to begin a relationship with a different underwriter. Any termination of these relationships could result in a reduction in our revenue. For the year ended December 31, 2023, premiums from policies sourced by general agents accounted for 34% of our total revenue, and one general agent sourced members whose premiums accounted for over 10% of our total revenue. Further, in administering or marketing a product to consumers, if an unaffiliated third party makes an operating decision that adversely affects its business or brand, our business or brand could also be adversely impacted. We expect to roll off a portion of our other business starting in 2025 subject to certain limitations in order to allow us to utilize capital for other purposes, but we do not control the timing or extent of this roll off and, accordingly, it may not proceed as we expect, which could cause our results to fluctuate or have other unexpected impacts on our business.

Changes to this business may be volatile due to the nature of the relationships. Further, this business historically has had, and we expect it to continue to have, significantly lower margins than our core business. As a result of this business, we are subject to additional regulatory requirements and scrutiny, which increase our costs and risks, and may have an adverse effect on our operations. Further, administration of this business and any similar business in the future may divert our time and attention away from our core business, which could adversely affect our operating results in the aggregate.

In Canada, our medical plan is written by Omega General Insurance Company. If Omega were to terminate its underwriting arrangement with us, our business could be adversely affected.

In Canada, our medical insurance for pets subscription is currently written by Omega, and we assume all premiums written by Omega and the related veterinary invoice expense through an agency agreement and a fronting and administration agreement. We expect to begin to underwrite our own products in Canada through our wholly-owned subsidiary, GPIC Insurance Company (GPIC). If Omega were to terminate our agreement or be unable to write insurance for regulatory or other reasons, in particular before GPIC is duly authorized to write insurance across all Canadian jurisdictions, we may have to terminate subscriptions with our existing Canadian members and/or suspend member enrollment and renewals in Canada. In addition, as we move business from Omega to GPIC, we may be required to contribute more risk-based capital than expected into GPIC.

We are expanding our operations internationally, and we may therefore become subject to a number of risks associated with international expansion and operations.

We are expanding our operations internationally and expect to continue exploring opportunities outside of North America. For instance, we have entered the Australian market in 2019 through a joint venture. In August 2022 we purchased Smart Paws, a managing general agent for pet insurance with operations based in Germany and Switzerland, and in November 2022 we acquired PetExpert, a managing general agent for pet insurance with operations based in the Czech Republic and Slovakia. We have limited history of marketing, selling, administering and supporting our subscription product for consumers outside of the North America. In general, international sales and operations may be subject to a number of risks, including the following:

- regulatory rules and practices, foreign exchange controls, tariffs, tax laws and treaties that are different than those we operate under currently;
- the costs and resources required to modify our subscription appropriately to suit the needs and expectations of residents and veterinarians in such foreign countries;
- our data analytics platform may have limited applicability in foreign countries, which may impact our ability to develop adequate underwriting criteria and accurately price subscriptions in such countries;
- increased expenses incurred in establishing and maintaining office space and equipment for our international operations;
- technological incompatibility between our patented proprietary software and software used by veterinarians;
- difficulties in modifying our business model or subscription in a manner suitable for any particular foreign country, including any modifications to our Territory Partner model to the extent we determine that our existing model is not suitable for use in foreign countries;
- our lack of experience in marketing to consumers and veterinarians and online engagement in foreign countries, especially if doing so in a foreign language;
- our relative lack of industry connections in many foreign countries;
- our ability to locally hire, integrate and retain highly skilled and motivated employees and establish and improve systems for operational and financial management where appropriate;
- difficulties in managing operations due to language barriers, distance and time zone differences, staffing, cultural differences and business infrastructure constraints, including difficulty in obtaining foreign and domestic visas;
- the uncertainty of protection for intellectual property rights in some countries; and
- general economic and political conditions in these foreign markets.

These and other factors could harm our ability to gain future international revenue and increase our expenses, which would materially impact our business and operating results. The expansion of our existing international operations and entry into additional international markets will require significant management attention and financial resources, which may detract from management attention and financial resources otherwise available to our existing business. Our failure to successfully manage our international operations and the associated risks effectively could limit the future growth of our business and could have an adverse effect on our operating results and financial condition.

Changes in foreign exchange rates may adversely affect our revenue and operating results.

In addition to the United States, we offer products in Canada, several European countries, and Australia, and we are pursuing operations in several other jurisdictions. These activities expose us to the risk of changes in currency exchange rates. For the year ended December 31, 2023, approximately 15% of our total revenue was generated in Canada. While we have not experienced material exposure to exchange rates in Australia or Europe, that may not continue. Fluctuations in the relative strength of the US dollar compared to the currencies of other jurisdictions in which we operate has in the past and could in the future adversely affect our revenue and operating results. Moreover, in the future, we may expand the number of countries in which we offer products and operate and this could increase our exposure to currency exchange rate fluctuations.

Owning multiple insurance subsidiaries may harm our results of operations.

We currently own one of the insurers through which we are issuing products - APIC, a New York domiciled insurer. We also own and have regulatory approvals for two new insurers domiciled respectively in Missouri and Nebraska, ZPIC Insurance Company and QPIC Insurance Company. We are currently pursuing so-called expansion applications for these entities in most United States jurisdictions. In addition, we own and are pursuing Canadian regulatory approvals for our Canadian insurer GPIC and we may also seek to acquire or establish other insurers.

Acquisitions and operations of these insurers presents a number of risks, including the following:

- Acquiring or forming a new insurance subsidiary may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable opportunities, whether or not the acquisition or formation is completed.
- Even if we are successful in forming or acquiring a new insurance subsidiary we may not achieve the anticipated benefits. We may incur additional costs if we decide to sell or dissolve any such subsidiary.
- Each insurance entity will likely require a significant initial minimum capital contribution. It may take a longer period of time to achieve efficiency on these contributions, if ever.
- Each insurance entity will be subject to additional regulatory scrutiny in the jurisdiction of incorporation and any additional jurisdictions in which the insurance subsidiary operates. Failure to comply with laws, regulations and guidelines applicable to a new insurance subsidiary could result in significant liability, result in the loss of revenue and otherwise harm our business, operating results and financial condition.
- A supervisory regulator may increase the amount of capital we must hold in an insurance subsidiary, especially if it shows material growth. We may not have easy access to such capital, and using it for this purpose may prevent us from investing in our growth and operations, which may require us to modify our operating plan, delay new initiatives, interfere with personnel growth, incur indebtedness or pursue financings, or otherwise modify our operations, any of which could have a material adverse effect on our operating results and financial condition.
- If the required minimum capital in one of our insurers falls below the required threshold, the responsible regulator may take action, or such a reduction may result in a breach of various contractual relationships, including, for example, with the unaffiliated general agents for which we write medical insurance for pets policies, which may give such parties the ability to cancel their contracts with us and/or sue us for damages related to our risk-based capital levels, which could have a material adverse effect on our financial condition.
- We may not obtain required regulatory approvals in connection with potentially investing a portion of an insurer's assets, for example in real property.

We may require additional capital to meet our risk-based capital requirements, pursue our business objectives and respond to business opportunities, challenges or unforeseen circumstances. If capital is not available to us at any time, our business, operating results and financial condition may be harmed.

We may require additional capital to meet our risk-based capital requirements, operate or expand our business or respond to unforeseen circumstances. Additional funds may not be available when we need them, on terms that are acceptable to us, or at all. For instance, our arrangement with Aflac requires that, before we issue or sell equity to another investor, we are required to provide Aflac an opportunity to purchase equity allowing them to maintain their ownership percentage. This requirement may introduce delays or prevent us from raising funds through the issuance of securities. If we raise additional funds through the issuance of equity or convertible securities, the percentage ownership of holders of our common stock could be significantly diluted and these newly issued securities may have rights, preferences or privileges senior to those of holders of our common stock. Further, volatility in the equity markets may have an adverse effect on our ability to obtain equity financing or the cost of such financing and, in the event we require additional debt financing, volatility in the debt markets may have an adverse effect on our ability to obtain debt financing or the cost of such financing. Similarly, our access to funds may be impaired if regulatory authorities or rating agencies take negative actions against us. If a combination of these factors were to occur, our internal sources of liquidity may prove to be insufficient and, in such case, we may not be able to successfully obtain additional financing on favorable terms. If funds are unavailable to us on reasonable terms when we need them, we may be unable to meet our risk-based capital requirements, train and support our employees, support Territory Partners, maintain the competitiveness of our technology, pursue business opportunities, service our existing debt, pay veterinary invoices or acquire new members, any of which could have an adverse effect on our business, operating results and financial condition.

If our security measures are breached and unauthorized access is obtained to our data, including our members' data, we may lose our competitive advantage, our systems may be perceived as not being secure and we may incur third-party liability.

Our data repository contains proprietary information that we believe gives us a competitive advantage, including data on veterinary invoices received and other data with respect to members, Territory Partners, veterinarians and other third parties. We also collect and utilize demographic and other information from and about our members when they visit our website, call our contact center and apply for enrollment. Further, we use tracking technologies, including "cookies," to help us manage and track our members' interactions and deliver relevant advice and advertising. Security breaches could expose us to a risk of loss of our data and/or disclosure of this data, either publicly or to a third party who could use the information to gain a competitive advantage. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. In the event of a loss of our systems or data, we could experience increased costs, delays, legal liability and reputational harm, which in turn may harm our financial condition, damage our brand and result in the loss of members. Such a disclosure also could lead to litigation and possible liability.

In the course of operating our business, we store and/or transmit our members' confidential information, including credit card and bank account numbers and other private information. Because the methods used to obtain unauthorized access to private information change frequently and may be difficult to detect for long periods of time, security breaches would expose us to a risk of loss of this information, litigation and possible liability. Our payment services are similarly susceptible to credit card and other payment fraud schemes, including unauthorized use of credit cards, debit cards or bank account information, identity theft or merchant fraud.

If our security measures are breached as a result of third-party action, employee error, malfeasance or otherwise, and, as a result, someone obtains unauthorized access to our data, including data of our members, our reputation may be damaged, our business may suffer and we could incur significant liability. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques or implement adequate preventative measures. If an actual or perceived breach of our security occurs, the public perception of the effectiveness of our security measures could be harmed.

In addition, cyber-attacks or acts of terrorism could cause disruptions in our business or the economy as a whole. Our servers and systems may also be vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems, which could lead to interruptions, delays, loss of critical data or the unauthorized disclosure of confidential member data. We currently have limited disaster recovery capability, and our business interruption insurance may be insufficient to compensate us for losses that may occur. Such disruptions could negatively impact our ability to run our business, which could have an adverse effect on our operating results and financial condition.

We are subject to a number of risks related to accepting automatic fund transfers and credit card and debit card payments.

We accept payments of subscription fees from our members through automatic fund transfers and payments via credit and debit card and mobile payment applications. For payments via credit and debit card and mobile payment applications, we pay interchange and other fees, which may increase over time. An increase in the number of members who utilize credit and debit cards and mobile apps to pay their subscription fees or related credit and debit card fees would reduce our margins and could require us to increase subscription fees, which could cause us to lose members and revenue, or suffer an increase in our operating expenses, either of which could adversely affect our operating results.

If we, or any of our processing vendors or banks have problems with our billing software, or if the billing software malfunctions, it could have an adverse effect on our member satisfaction and could cause one or more of the major credit card companies or banks to disallow our continued use of their payment products. In addition, if our billing software fails to work properly and, as a result, we do not automatically charge our members' credit cards on a timely basis or at all, or a bank withdraws the incorrect amount or fails to timely transfer the correct amount to us, we could lose revenue and harm our member experience, which could adversely affect our business and operating results. Moreover, a vendor could fail to process payments, or could process payments in the wrong amounts, which could result in us failing to collect premiums, could result in increased cancellations and could adversely affect our reputation.

We are also subject to payment card association operating rules, certification requirements and rules governing electronic funds transfers, including the Payment Card Industry Data Security Standard (PCI DSS), a security standard applicable to companies that collect, store or transmit certain data regarding credit and debit cards, holders and transactions. We are currently compliant with PCI DSS in North America but our compliance efforts are ongoing with respect to acquired businesses. We may not be fully or materially compliant with PCI DSS, or other payment card operating rules in the future. Any failure to comply with the PCI DSS in the future may violate payment card association operating rules, federal and state laws and regulations, and the terms of our contracts with payment processors and merchant banks. Such failure to comply may subject us to fines, penalties, damages and civil liability, and may result in the loss of our ability to accept credit and debit card payments. In addition, there is no guarantee that PCI DSS compliance will prevent illegal or improper use of our payment systems or the theft, loss or misuse of data pertaining to credit and debit cards, credit and debit card holders and credit and debit card transactions.

If we fail to adequately control fraudulent payment processing, we may face civil liability, diminished public perception of our security measures and significantly higher credit card-related costs, each of which could adversely affect our business, operating results and financial condition.

If we are unable to maintain our chargeback rate at acceptable levels, our credit card fees for chargeback transactions, or our fees for many or all categories of credit and debit card transactions, credit card companies and debit card issuers may increase our fees or terminate their relationship with us. Any increases in our credit card and debit card fees could adversely affect our operating results, particularly if we elect not to raise our subscription fees. The termination of our ability to process payments on any major credit or debit card would significantly impair our ability to operate our business.

We have limited experience owning an office building and may face unexpected costs.

In August 2018, we purchased our headquarters office building in Seattle, Washington, USA. Prior to this purchase, we had no experience owning an office building. It is difficult to predict all costs associated with maintaining the building and ensuring it is suitable for our use and that of other tenants and maintain compliance with all environmental and other regulations applicable to ownership of real estate. Following our transition to hybrid work arrangements, we have far fewer people working in our headquarters office, resulting in decreased utilization of our space. Failure to attract and retain tenants for our unused space will result in our not receiving rental income and could also cause a reduction in the value of the building. Tenants may also negotiate tenant improvements, requiring capital expenditures that may adversely impact our financial position. In addition, we may identify structural defects or other conditions, or we may determine that remodeling or renovations are necessary given our business operations and objectives. Managing tenants, maintaining the building, and otherwise facing the costs and responsibilities of being the owner of a building may be a distraction from our core business and cause our performance to suffer.

Environmental, social, and governance (ESG) issues may result in reputational harm and liability.

Companies across all industries are experiencing increased scrutiny and litigation related to their ESG practices, positions, and reporting. Investors, customers, regulators, employees, and other stakeholders have focused increasingly on ESG issues, including, among other things, climate change and greenhouse gas emissions, human and civil rights, and diversity, equity, and inclusion matters. Expectations surrounding appropriate corporate behavior in these areas are continually evolving and often reflect opposing viewpoints. Positions we may take (or choose not to take) on ESG issues may be unpopular with some of our current or potential employees, partners, or customers, which may in the future impact our ability to attract or retain employees, partners, or customers. Further, actions taken by our customers or partners, including through the use or misuse of our products, may result in reputational harm or possible liability to us.

Our disclosures on ESG matters, and any standards we may set for ourselves or a failure to meet these standards, may influence our reputation and the value of our brand. For example, we have elected to share publicly certain information about our ESG initiatives and information, and our commitment to the recruitment, engagement, and retention of a diverse board and workforce. In addition, California recently adopted two new climate-related bills, which require companies doing business in California that meet certain revenue thresholds to publicly disclose certain greenhouse gas emissions data and climate-related financial risk reports, and compliance with such requirements could require significant effort and resources. The SEC has also proposed disclosure requirements regarding, among other ESG topics, the impact our business has on the environment. Our business may face increased scrutiny related to these activities and our related disclosures, including from the investment community, and our failure to achieve progress or manage the dynamic public sentiment and legal landscape in these areas on a timely basis, or at all, could adversely affect our reputation, business, and financial performance.

Failure to adequately protect our intellectual property could substantially harm our business and operating results.

We rely on a combination of intellectual property rights, including trade secrets, patents, copyrights, trademarks and domain names, as well as contractual restrictions, to establish and protect our patented proprietary software and our intellectual property. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our digital content, pricing analytics, technology, software, branding and functionality, or obtain and use information that we consider proprietary. Moreover, policing our proprietary rights is difficult and may not always be effective. As we continue to expand internationally, we may need to enforce our rights under the laws of countries that do not protect proprietary rights to as great an extent as do the laws of the United States, which may be expensive and divert management's attention away from other operations.

Our proprietary software is protected by patents. These patents may not be sufficient to maintain effective product exclusivity because patent rights are limited in time and do not always provide effective protection. Furthermore, our efforts to enforce or protect our patent rights may be ineffective, could result in substantial costs and diversion of resources, could result in the invalidation of our patent rights, and could substantially harm our operating results. Even where our patents rights are enforced, legal remedies available for harm caused to us by infringing products may be inadequate to make us whole. Further, our successful assertion of our patent against one competing product is not necessarily predictive of our future success or failure in asserting the same patent against a second competing product. In addition, patents have a limited lifespan. In the United States, the natural expiration of a patent is generally 20 years after it is filed. Various extensions may be available. However, the life of a patent, and the protection it affords, is limited. Once the patent life has expired for our software, our competitors will be able to use our patented technology.

We seek to control access to our proprietary technology, software and documentation by entering into confidentiality and invention assignment agreements with our employees and partners, confidentiality agreements or license agreements with third parties, such as service providers, vendors, individuals and entities that may be exploring a business relationship with us, and terms of use with third parties, such as veterinary hospitals desiring to use our technology, software and documentation. These agreements may not prevent disclosure of intellectual property, trade secrets and/or other confidential information, and may not provide an adequate remedy in the event of misappropriation of trade secrets or any unauthorized disclosure of trade secrets and other confidential information. In addition, others may independently discover trade secrets and confidential information and, in such cases, we may not be able to assert any trade secret rights against such parties. Costly and time-consuming litigation could be necessary to enforce and determine the scope of our intellectual property rights and related confidentiality, license and nondisclosure provisions, and failure to obtain or maintain trade secret protection, or our competitors being able to obtain our trade secrets or to independently develop technology similar to ours or competing technologies, could adversely affect our competitive business position.

Litigation or proceedings before the U.S. Patent and Trademark Office or other governmental authorities and administrative bodies in the United States and abroad may be necessary in the future to enforce our intellectual property rights, to protect our domain names and to determine the validity and scope of the proprietary rights of others. Our efforts to enforce or protect our proprietary rights may be ineffective, could result in substantial costs and diversion of resources and could substantially harm our operating results.

Assertions by third parties of infringement or other violation by us of their intellectual property rights could result in significant costs and substantially harm our business and operating results.

Third parties have in the past and may in the future claim that our services or technologies, including our proprietary software, infringe or otherwise violate their intellectual property rights. We may be subject to legal proceedings and claims, including claims of alleged infringement by us of the intellectual property rights of third parties. Any dispute or litigation regarding intellectual property could be expensive and time consuming, regardless of the merits of any claim, and could divert our management and key personnel from our operations.

If we were to discover or be notified that our services or our proprietary software potentially infringe or otherwise violate the intellectual property rights of others, we may need to obtain licenses from these parties in order to avoid infringement. We may not be able to obtain the necessary licenses on acceptable terms, or at all, and any such license may substantially restrict our use of the intellectual property. Moreover, if we are sued for infringement and lose the lawsuit, we could be required to pay substantial damages or be enjoined from offering the infringing services. Any of the foregoing could cause us to incur significant costs and prevent us from selling or properly administering subscriptions or performing under our other contractual relationships.

The outcome of litigation or regulatory proceedings could subject us to significant monetary damages, restrict our ability to conduct our business, harm our reputation and otherwise negatively impact our business.

From time to time, we have been, and in the future may become, subject to litigation, claims and regulatory proceedings and inquiries, including market conduct examinations and investigations by state insurance regulatory agencies and threatened or filed lawsuits by, among others, government agencies, employees, competitors, shareholders, current or former members, or business partners.

We cannot predict the outcome of these actions or proceedings, and the cost of defending such actions or proceedings could be material. Further, defending such actions or proceedings could divert our management and key personnel from our business operations. If we are found liable in any action or proceeding, we may have to pay substantial damages or fines, which may have a material adverse effect on our business, operating results, financial condition and prospects. More critically, an adverse result from a proceeding could require us to change the way we conduct our business, including our marketing and sales practices, and such a result may have a greater adverse effect on our business than monetary damages or fines. There may also be negative publicity associated with litigation or regulatory proceedings that could harm our reputation or decrease acceptance of our services. These claims may be costly to defend and may result in assessment of damages, adverse tax consequences and harm to our reputation.

Our current and future indebtedness could limit our ability to expand our business or respond to changes, and we may be unable to generate sufficient cash flow to satisfy any of our debt service obligations.

In March 2022, we entered into a credit agreement with Piper Sandler Finance, LLC, as administrative agent, that provides us with up to $150.0 million of credit (the Credit Facility). As of December 31, 2023, we issued term loans totaling $135.0 million under the Credit Facility. Substantial indebtedness, and the fact that a substantial portion of our cash flow from operating activities could be needed to make payments on this indebtedness, could have adverse consequences, including the following:

- reducing the availability of our cash flow for our operations, capital expenditures, future business opportunities and other purposes;

- limiting our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate, which could place us at a competitive disadvantage compared to our competitors that may have less debt;

- limiting our ability to borrow additional funds; and

- increasing our vulnerability to general adverse economic and industry conditions.

Our ability to borrow any funds needed to operate and expand our business will depend in part on our ability to generate cash. If our business does not generate sufficient cash flow from operating activities or if future borrowings, under our Credit Facility or otherwise, are not available to us in amounts sufficient to enable us to fund our liquidity needs, our operating results, financial condition and ability to expand our business and meet our risk-based capital requirements may be adversely affected.

Covenants in our Credit Facility may restrict our operations, and if we do not effectively manage our business to comply with these covenants, our financial condition could be adversely affected.

Our Credit Facility contains various restrictive covenants, including limitations on our ability to incur other indebtedness or liens, make investments, and merge with or acquire other entities. Our Credit Facility also contains certain financial covenants, including minimum revenue and liquidity thresholds. Our ability to meet these restrictive covenants can be affected by events beyond our control. We are also obligated to pay interest under the Credit Facility at a floating base rate plus an applicable margin, which rate will increase based on prevailing rates. Our Credit Facility provides that our breach or failure to satisfy various covenants and obligations constitutes an event of default. Upon the occurrence of an event of default, our lenders could elect to declare any future amounts outstanding under our Credit Facility to be immediately due and payable. The Credit Facility is secured by substantially all of our assets and those of our subsidiaries. If we are unable to repay those amounts, our financial condition could be adversely affected.

We may have additional tax liabilities.

We are subject to income tax, premium tax, transaction tax and other taxes in the U.S. and foreign jurisdictions. Judgment is required in determining our provision for income taxes, premium tax, transaction tax and other taxes. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Further, we often make elections for tax purposes which may ultimately not be upheld. Although we believe our tax estimates are reasonable, the final determination of tax audits and any related litigation in the jurisdictions where we are subject to taxation could be materially different from our historical income tax provisions and accruals. The results of an audit or litigation could have a material effect on our consolidated financial statements in the period or periods in which that determination is made.

Our ability to use our net operating loss carryforwards and certain other tax attributes may be limited.

As of December 31, 2023, we had U.S. federal net operating loss carryforwards of approximately $271.6 million that will begin to expire in 2026. Under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended (the Code), if a corporation undergoes an "ownership change," the corporation's ability to use its pre-change net operating loss carryforwards and other pre-change tax attributes, such as research tax credits, to offset its post-change income taxes may be limited. In general, an "ownership change" occurs if there is a cumulative change in our ownership by "5-percent stockholders" that exceeds 50 percentage points over a rolling three-year period. Similar rules may apply under state tax laws. Pursuant to Sections 382 and 383 of the Code, annual use of our net operating loss carryforwards and credit carryforwards may be limited by previous and future ownership changes.

Risks Related to Compliance with Laws and Regulations

Our business is heavily regulated, and if we fail to comply with the numerous applicable laws and regulations our business and operating results could be harmed.

The sale of medical insurance for cats and dogs is heavily regulated. In the United States, insurance is regulated by each state in which we operate, and it is challenging to comply with the requirements of each of these jurisdictions along with the different Canadian federal provincial, and territorial requirements. As we expand internationally, compliance with insurance-related laws, rules and regulations becomes even more difficult and imposes significant costs on our business. Each applicable regulator has broad supervisory power over all insurance-related operations, which can include granting and revoking licenses to transact insurance business, and imposing fines and other penalties.

Due to the complexity, periodic modification and differing interpretations of insurance laws and regulations, we have not always been, and we may not always be, in compliance with them. A regulator's interpretation of existing laws or regulations may change without notice. Failure to comply with insurance laws, regulations and guidelines or other laws and regulations applicable to our business could result in significant liability, additional department of insurance licensing requirements, the revocation of licenses in a particular jurisdiction or our inability to sell insurance products, which could significantly increase our operating expenses, result in the loss of our revenue and otherwise harm our business, operating results and financial condition.

Moreover, because adverse regulatory actions in one jurisdiction may be required to be reported to other jurisdictions, an adverse regulatory action in one jurisdiction could result in penalties and adversely affect our license status or reputation in other jurisdictions. Even if the allegations in any regulatory or other action against us ultimately are determined to be unfounded, we could incur significant time and expense defending against the allegations, and any related negative publicity could harm consumer and third-party confidence in us, which could significantly damage our brand.

In addition, we have received, and may in the future receive, inquiries from regulators regarding our marketing and business practices. These inquires may include investigations regarding a number of our business practices, including the manner in which we market and sell products, the manner in which we write policies for any unaffiliated general agent, and whether any amounts we pay to hospitals or hospital groups (e.g., for electronic claims processing) is appropriate. Any modification of our marketing or business practices in response to regulatory inquiries could harm our business, operating results or financial condition and lead to reputational harm.

New laws may be adopted that may adversely affect our operating results and financial condition.

Existing laws and regulations impose limits on, for instance, our ability to enact price increases for our products, among other things. New laws may be adopted that could further affect our business, for example our ability to effect rate increases, to cancel or not issue existing policies, to use artificial intelligence or machine learning, or to market our products in various ways. Implementing changes in order to comply with new laws or regulations could also be time-consuming and costly.

We may be affected by mandatory participation in plans that could result in contributions from insurance subsidiaries we own.

Certain states have enacted laws that require a property-casualty insurer, which includes a pet insurance company, conducting business in that state to participate in assigned risk plans, reinsurance facilities, joint underwriting associations (JUAs), Fair Access to Insurance Requirements (FAIR) plans and wind pools. In these markets, if the state reinsurance facilities, wind pools, FAIR plans or JUAs recognize a financial deficit, they may in turn have the ability to assess participating insurers, adversely affecting our operating results and financial condition if we are a part of such state reinsurance facilities, wind pools, FAIR plans or JUAs. Additionally, certain jurisdictions require insurers to participate in guaranty funds for impaired or insolvent insurance companies. These funds periodically assess losses against all insurance companies doing business in the jurisdiction. Our operating results and financial condition could be adversely affected by any of these factors.

Regulations that require individuals or entities that sell medical insurance for cats and dogs or process claims to be licensed may be interpreted to apply to our business more broadly than we expect them to, which could require us to modify our business practices, create liabilities, damage our reputation, and harm our business.

Insurance regulations generally require that each individual who sells, solicits or negotiates insurance on our behalf must maintain a valid license in the jurisdiction in which the activity occurs. Regulations also generally prohibit paying an insurance commission to an unlicensed person or entity. Regulations may also require certain individuals who process claims to be licensed. These requirements are subject to a variety of interpretations between jurisdictions. We may not interpret and apply the requirements in the same manner as all applicable regulators, and, even if we have, the requirements or regulatory interpretations of those requirements may change. Regulators have in the past and/or may in the future determine that certain of our personnel or third parties were performing licensable activities without the required license. If such persons were not in fact licensed in any such jurisdiction, we could become subject to conviction for an offense or the imposition of an administrative penalty, and liable for significant penalties. Regulators may also deem payments we make to an unlicensed entity or person to be improper. We would also likely be required to modify our business practices and/or pet acquisition programs, or license the affected individuals, which may be impractical or costly and time-consuming to implement. Any modification of our business or marketing practices in response to regulatory licensing requirements could harm our business, operating results or financial condition.

We are subject to numerous laws and regulations, and compliance with one law or regulation may result in non-compliance with another.

We are subject to numerous laws and regulations that are administered and enforced by a number of different governmental authorities, each of which exercises a degree of interpretive latitude, including, in the United States, state insurance regulators, state securities administrators, state attorneys general and federal agencies including the SEC, Internal Revenue Service and the U.S. Department of Justice. Consequently, we are subject to the risk that compliance with any particular regulator's or enforcement authority's interpretation of a legal issue may not result in compliance with another's interpretation of the same issue, particularly when compliance is judged in hindsight. In addition, there is risk that laws and regulations or any particular regulator's or enforcement authority's interpretation of a legal issue may change over time to our detriment, or that changes in the overall legal environment may, even absent any particular regulator's or enforcement authority's interpretation of a legal issue changing, cause us to change our views regarding the actions we need to take from a legal risk management perspective, thus necessitating changes to our practices that may, in some cases, increase our costs and limit our ability to grow or to improve our results of operations. Further, in some cases, these laws and regulations are designed to protect or benefit the interests of a specific constituency rather than a range of constituencies. For example, state insurance laws and regulations generally are intended to protect or benefit purchasers or users of insurance products, not holders of securities, which generally is the jurisdiction of the SEC. In many respects, these laws and regulations limit our ability to grow or to improve our results of operations.

Failure to comply with federal, state and provincial laws and regulations relating to privacy and security of personal information, and civil liabilities relating to breaches of privacy and security of personal information, could create liabilities for us, damage our reputation and harm our business.

A variety of regulations govern the collection, use, retention, sharing and security of personal information. Claims or allegations that we have violated applicable laws or regulations related to privacy and data security could in the future result in negative publicity and a loss of confidence in us by our members, our participating service providers or team members, and may subject us to fines by credit card companies and the loss of our ability to accept credit and debit card payments. In addition, we have posted privacy policies and practices concerning the collection, use and disclosure of member data on our website. Several Internet companies have incurred penalties for failing to abide by the representations made in their privacy policies and practices. In addition, our use and retention of personal information could lead to civil liability exposure in the event of any disclosure of such information due to hacking, viruses, inadvertent action or other use or disclosure. Several companies have been subject to civil actions, including class actions, relating to this exposure.

We have incurred, and will continue to incur, expenses to comply with privacy and security standards and protocols for personal information imposed by law, regulation, self-regulatory bodies, industry standards and contractual obligations. Such laws, standards and regulations, however, are evolving and subject to potentially differing interpretations, and new privacy laws are frequently enacted. We are unable to predict what additional legislation, standards or regulation in the area of privacy and security of personal information could be enacted or its effect on our operations and business.

Law and regulations of the Internet, email and texting could adversely affect our business.

Many laws governing general commerce on the Internet remain unsettled and it may take years to fully determine whether and how existing laws such as those governing insurance, intellectual property, privacy and taxation apply to the Internet. In addition, the growth and development of the market for electronic commerce and Internet-related advertisements and transactions may prompt calls for more stringent consumer protection laws that may impose additional burdens on companies conducting business and selling subscriptions over the Internet. Any new laws or regulations or new interpretations of existing laws or regulations relating to the Internet could harm our business and we could be forced to incur substantial costs in order to comply with them, which would harm our business, operating results and financial condition.

Additionally, we use phone solicitation, email, and texting to market our services to potential members and/or as a means of communicating with our existing members. The laws and regulations governing the use of phone solicitation, email, and texting continue to evolve, and the growth and development of the market for commerce over the Internet may lead to the adoption of additional legislation. Failure to comply with existing or new laws regarding phone solicitation, text or electronic communications with members could lead to significant damages. We have incurred, and will continue to incur, expenses in our efforts to comply with electronic messaging laws. If new laws or regulations are adopted, or existing laws and regulations are interpreted, to impose additional restrictions on our ability to send email to our members or potential members, we may not be able to communicate with them in a cost-effective manner. In addition to legal restrictions on the use of email for commercial purposes, Internet and email service providers and others attempt to block the transmission of unsolicited email, commonly known as "spam." Many service providers have relationships with organizations whose purpose it is to detect and notify the Internet and email service providers of entities that the organization believes are sending unsolicited email. If an Internet or email service provider identifies messaging and email from us as "spam" as a result of reports from these organizations or otherwise, we could be placed on a restricted list that will block our emails to members or potential members. If we are restricted or unable to communicate by phone, text or email with our members and potential members as a result of legislation, blockage or otherwise, our business, operating results and financial condition would be harmed.

Our segregated account in Bermuda, WICL segregated account AX, could be adversely impacted by regulatory compliance of an unaffiliated third party.

Wyndham Insurance Company (SAC) Limited (WICL) is a class 3 insurer regulated by the Bermuda Monetary Authority (BMA). WICL's ability to continue operations and pay dividends could impact the ability of our segregated account to do the same. WICL's failure to meet regulatory requirements set forth by the BMA could result in our inability to transact business with WICL segregated account AX. Further, WICL could be limited from allowing dividends to be paid out of segregated account AX in the event of adverse regulatory actions.

Our accounting is becoming more complex, and relies upon estimates or judgments relating to our critical accounting policies. If our accounting is erroneous or based on assumptions that change or prove to be incorrect, our operating results could fall below the expectations of securities analysts and investors, resulting in a decline in our stock price.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes, and also to comply with many complex requirements and standards. We devote substantial resources to compliance with accounting requirements and we base our estimates on our best judgment, historical experience, information derived from third parties, and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. However, various factors are causing our accounting to become complex, such as our investments in strategic opportunities and our expansion into foreign markets. The ongoing evolution of our business, international expansion, and entry into complementary businesses, such as pet food, may compound these complexities. Our operating results may be adversely affected if we make accounting errors or our judgments prove to be wrong, assumptions change or actual circumstances differ from those in our assumptions, which could cause our operating results to fall below the expectations of securities analysts and investors or guidance we may have provided, resulting in a decline in our stock price and potential legal claims. Significant judgments, assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, reserve for veterinary invoices, business combinations, and income taxes.

Risks Related to Ownership of Our Common Stock

Our actual operating results may differ significantly from our guidance.

From time to time we have released, and may continue to release, guidance in quarterly earnings conference call, quarterly earnings releases, or otherwise, regarding our future performance that represents our management's estimates as of the date of release. This guidance, which includes forward-looking statements, has been and will be based on projections prepared by our management. These projections are not prepared with a view toward compliance with published guidelines of the American Institute of Certified Public Accountants, and neither our independent registered public accounting firm nor any other independent expert or outside party compiles or examines the projections. Accordingly, no such person expresses any opinion or any other form of assurance with respect to the projections. In addition, from time to time we have provided, and may continue to provide, information regarding how we think about the drivers of and our method of calculating our intrinsic value, including related statements regarding discounted cash flows and underlying assumptions (such as pet enrollment, revenue per pet, lifetime values of a pet, pet acquisition costs, and other costs and expenses).

These statements are based upon a number of assumptions and estimates that, while presented with numerical specificity, are inherently subject to significant business, economic and competitive risks and uncertainties, many of which are beyond our control, including those described in these "Risk Factors" and elsewhere in this report. When we state possible outcomes as high and low ranges, these are intended to provide a sensitivity analysis as variables are changed but are not intended to imply that actual results could not fall outside of the suggested ranges.

The principal reason that we release guidance and other information regarding our view of the drivers and calculation method of our intrinsic value is to provide a basis for our management to discuss our business and outlook with analysts and investors.

Guidance is necessarily speculative in nature, and it can be expected that some or all of the assumptions underlying these statements will not materialize or will vary significantly from actual results. Accordingly, these statements are only estimates of what management believes is reasonable as of the date of release. Actual results may vary and the variations may be material. In light of the foregoing, we urge investors not to rely upon our guidance or other information regarding our view of the drivers and calculation method of our intrinsic value in making an investment decision regarding our common stock. In addition, we do not accept any responsibility for any projections or reports published by any such third parties, and we urge you not to place undue reliance on those statements.

Any failure to successfully implement our operating strategy or the occurrence of any of the events or circumstances set forth in this report, or the other reports we file from time to time, could result in the actual operating results being different from our guidance, and the differences may be adverse and material.

Future securities issuances could result in significant dilution to our stockholders and impair the market price of our common stock.

Future issuances of shares of our common stock, or the perception that these sales may occur, could depress the market price of our common stock and result in dilution to existing holders of our common stock. Acquisitions, strategic investments, partnerships, or alliances could also result in dilutive issuances of equity securities. In addition, we may issue options, restricted stock units, or other stock-based awards to those providing services to us, and to the extent outstanding or future options are exercised or restricted stock units or other stock-based awards are settled for shares of our common stock, there will be further dilution. These equity incentives are generally granted under our 2014 Equity Incentive Plan, which provides for automatic annual increases in the number of shares or our common stock available for issuance under the plan equal to 4% of our issued and outstanding shares of common stock, or any lesser number determined by our board of directors. Our board of directors most recently approved a 4% increase in 2022. The amount of dilution could be substantial depending upon the size of our future issuances of securities or exercises or settlement of stock-based awards. Furthermore, we may issue additional equity securities that could have rights senior to those of our common stock, such as pursuant to the "blank check" preferred stock contained in our certificate of incorporation. As a result, purchasers of our common stock bear the risk that future issuances of debt or equity securities may reduce the value of and dilute their ownership interest.

If securities or industry analysts do not publish research, or publish inaccurate or unfavorable research, about our business, our stock price and trading volume could decline.

The trading market for our common stock depends in part on the research and reports that securities or industry analysts publish about us or our business. If one or more of the securities or industry analysts who publish research about us or our business downgrade our stock or publish inaccurate or unfavorable evaluations of our company or our stock, the price of our stock could decline. If one or more of these analysts cease coverage of our company, our stock may lose visibility in the market, which in turn could cause our stock price to decline.

The market price of our common stock has been and is likely to continue to be volatile, and you may be unable to sell your shares at or above the price at which you purchased them.

The market price of our common stock has been and is likely to continue to fluctuate widely. Factors affecting the market price of our common stock include:

- variations in our operating results, earnings per share, cash flows from operating activities, and key operating metrics, and how those results compare to analyst expectations;
- forward-looking guidance that we provide to the public and industry and financial analysts related to future revenue and results of operations, and any change in that guidance or our failure to achieve the results reflected in that guidance;
- the net increases in the number of members, either independently or as compared with published expectations of industry, financial or other analysts that cover our company;
- changes to our subscription, strategic alliances, acquisitions or significant agreements by us or by our competitors;
- recruitment or departure of key personnel;
- factors relating to our other business segment;
- issuance of common stock or other securities to certain partners;

- the economy as a whole and market conditions in our industry;
- trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding common stock;
- publications and public statements by financial analysts and other finance industry professionals and activists;
- the number of shares of our stock trading on a regular basis; and
- any other factors discussed in these risk factors.

In addition, if the market for stock in our industry or the stock market in general experiences uneven investor confidence, the market price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. Some companies that have experienced volatility in the trading price of their stock have been the subject of securities class action litigation. If we are the subject of such litigation, it could result in substantial costs and a diversion of our management's attention and resources.

We do not intend to pay dividends on our common stock and, therefore, any returns will be limited to the value of our stock.

We have never declared or paid any cash dividends on our common stock. Other than potential repurchases of our common stock, we currently intend to retain all available funds and any future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. APIC's ability to pay dividends is limited by New York state insurance laws, and WICL Segregated Account AX's ability to pay dividends is limited by our agreements with WICL as well as WICL's regulatory requirements. Any return to stockholders will therefore be limited to the increase, if any, of our stock price.

Our directors and principal stockholders own a significant percentage of our stock and will be able to exert significant control over matters subject to stockholder approval.

Our directors, five percent or greater stockholders and their respective affiliates beneficially hold a significant amount of our outstanding voting stock. Therefore, these stockholders have the ability to influence us through this ownership position. These stockholders may be able to determine all matters requiring stockholder approval. For example, these stockholders may be able to control elections of directors, amendments of our organizational documents, or approval of any merger, sale of assets, or other major corporate transaction. This may prevent or discourage unsolicited acquisition proposals or offers for our common stock that you or other stockholders may feel are in your or their best interest as one of our stockholders.

Provisions in our restated certificate of incorporation, restated bylaws and Delaware law might discourage, delay or prevent a change in control of our company or changes in our management and, therefore, depress the market price of our common stock.

Our restated certificate of incorporation and restated bylaws contain provisions that could depress the market price of our common stock by acting to discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions, among other things:

- permit the CEO to also serve as the chair of the board of directors;
- permit only the board of directors to establish the number of directors and fill vacancies on the board;
- provide that directors may only be removed "for cause" and only with the approval of two-thirds of our stockholders;
- require super-majority voting to amend some provisions in our restated certificate of incorporation and restated bylaws;
- authorize the issuance of "blank check" preferred stock that our board could use to implement a stockholder rights plan (also known as a "poison pill");
- eliminate the ability of our stockholders to call special meetings of stockholders;
- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
- prohibit cumulative voting; and
- establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at annual stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. Section 203 imposes certain restrictions on mergers, business combinations and other transactions between us and holders of 15% or more of our common stock. Moreover, applicable insurance laws require that any person or entity acquiring direct or indirect control of an insurer obtain prior regulatory approval, which may impede potential acquisitions.

We have an Employee Severance and Change in Control Plan that applies to each employee of our company. This plan provides certain benefits to our employees in the event there is a change in control of our company and an employee is terminated under certain conditions. Potential acquirers may determine that the possible payments and acceleration of equity under this plan make an acquisition of our company unattractive.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

As part of its oversight of our company, our board of directors is involved in overseeing our risk management program. Cybersecurity is an important component of overall enterprise risk management ("ERM"). Our cybersecurity processes are fully integrated into our ERM program and are based on recognized frameworks established by the National Institute of Standards and Technology, the International Organization for Standardization and industry standards and regulations, including the NYDFS Cybersecurity Regulation and PCI DSS. We address cybersecurity risks through an approach that focuses on preserving the confidentiality, integrity, and availability of our assets, including the information we collect and store, by identifying, preventing, and mitigating cybersecurity threats and effectively responding to cybersecurity incidents as they occur.

Risk Management and Strategy

Our cybersecurity risk management program focuses on the following key areas:

- **Technical Safeguards.** We utilize technical safeguards that are designed to protect our assets from cybersecurity threats. These safeguards include firewalls, intrusion prevention and detection systems, Managed Detection and Response, antimalware and access controls solutions, which we evaluate and improve through security assessments and threat intelligence.

- **Incident Response and Recovery Planning.** We have established and maintained incident response and recovery plans that address how we respond to cybersecurity incidents, and we test and evaluate these plans on a regular basis.

- **Third-Party Risk Management.** We maintain a risk-based approach to identifying and overseeing cybersecurity risks presented by third parties, including software and services vendors, Territory Partners and other external users of our systems and those of third parties that could adversely impact our business in the event of a cybersecurity incident.

- **Education.** We provide regular, mandatory training for all team members regarding general security concepts, cybersecurity, and physical threats. The training is designed to equip team members to identify and properly respond to a variety of cybersecurity threats and risks, as well as to communicate our processes.

- **Governance.** We maintain a management Risk Committee that assists with our ERM function. We also utilize a virtual Chief Information Security Officer ("vCISO") and other members of senior management and our IT team to support our risk management program. Our board of directors receives regular reports regarding our ERM function to support its oversight responsibilities, and we ensure our business units receive appropriate updates that may impact operations.

- **Collaboration.** Our processes are designed to identify, prevent, and mitigate cybersecurity threats and incidents and provide for prompt escalation when appropriate. This approach is cross-functional, drawing on the skills and experiences of our diverse team, and it is designed to allow management to make timely decisions regarding public disclosure and business matters.

We periodically assess and test our cybersecurity processes. These efforts include a wide range of activities, such as audits, assessments, tabletop exercises, threat modeling and vulnerability testing focused on evaluating the effectiveness of our cybersecurity measures and planning. We regularly engage independent third parties to assess our cybersecurity measures, including audits and reviews of our information security control environment and operating effectiveness. The results of such assessments are reported to management's Risk Committee and to our board of directors. We adjust our cybersecurity documentation, processes, and practices as necessary based on the information provided by these assessments, audits, and reviews.

Governance

Our board of directors, in coordination with our internal Risk Committee, oversees our ERM function, including the management of risks arising from cybersecurity threats. Our board of directors receives regular updates on cybersecurity matters from management's Risk Committee and from the Information Security Committee, which is comprised of Information Technology and Security leadership and oversees operational aspects of our cybersecurity program. Those updates to our board of directors address a wide range of topics that may include information on recent developments, evolving standards, vulnerability assessments, third-party and independent reviews, the threat environment, and information security considerations with respect to our partners and third parties. Our board of directors and management's Risk Committee also receive prompt information regarding any cybersecurity incident that meets established reporting thresholds and ongoing updates on any such incident until it has been addressed. Our Information Security Committee and vCISO annually report on the status of our cybersecurity program and meet with our board of directors to discuss our approach to cybersecurity and risk management.

Our Information Security Committee and vCISO, in coordination with management's Risk Committee, work collaboratively to implement a program designed to protect our assets from cybersecurity threats and to promptly respond to any cybersecurity incidents in accordance with our incident response and recovery plans. To facilitate the success of our cybersecurity risk management program, we deploy multidisciplinary teams to address cybersecurity threats and to respond to cybersecurity incidents. Through ongoing communications with these teams, our Information Security Committee monitors the prevention, detection, mitigation, and remediation of cybersecurity threats and incidents in real-time and report such threats and incidents to management's Risk Committee when appropriate.

Our vCISO has served in various information technology, security, and privacy roles for over 25 years, including as the Chief Information Security Officer for several large public companies. Our vCISO holds undergraduate and graduate degrees in business administration and law, including specialties in information systems management and legal risk and compliance. Additionally, he has attained professional certifications in information security, auditing and assessment, and threat intelligence.

Cybersecurity threats, including those related to previous cybersecurity incidents, have not materially affected and are not reasonably likely to affect us, our business strategy, operations, or financial condition.

Item 2. Properties

Our principal executive offices are located at 6100 4th Avenue South, Seattle, Washington. We purchased the building in August 2018 and occupy 120,124 square feet.

Item 3. Legal Proceedings

Information with respect to this item may be found in Note 9 of Item 8, "Financial Statements and Supplementary Data", under the caption, "Legal Proceedings" which information is incorporated herein by reference.

Item 4. Mine Safety Disclosures

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities

Recent Sales of Unregistered Securities

Pursuant to a marketing agreement between us and a strategic distributor, we agreed to issue shares of our common stock to the distributor as partial consideration for sales made through the distributor's marketing channels of white-label pet insurance and wellness products that we create and administer under the agreement. The number of shares we issue is determined quarterly, based on a percentage of revenue from such product sales divided by the volume weighted average price per share for the preceding quarter or, if lower, for the three months ended December 5, 2021. The shares we issue are subject to various restrictions, including a minimum holding period of two years and customary transfer restrictions for shares acquired in a private placement. During the quarter ended December 31, 2023, we issued 2,000 shares of our common stock to the distributor in respect of product sales that occurred in the quarter ended September 30, 2023. We offered and sold these shares in reliance upon the exemption from the registration set forth under Section 4(a)(2) of the Securities Act, and the regulations promulgated thereunder relating to sales by an issuer not involving any public offering, and in reliance on similar exemptions under applicable state laws.

Market for our Common Stock

Our common stock began trading on the New York Stock Exchange (NYSE) under the symbol "TRUP" on July 18, 2014. Prior to that time, there was no public market for our common stock. On June 17, 2016, we voluntarily transferred the listing of our common stock from the NYSE to the NASDAQ Global Market of the NASDAQ Stock Market LLC (NASDAQ) where our common stock continues to be traded under the symbol "TRUP".

Dividend Policy

We have never declared or paid cash dividends on our common stock. Other than potential repurchases of our common stock, we currently intend to retain all available funds and any future earnings for the development, operation and expansion of our business and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any further determination to pay dividends on our common stock will be at the discretion of our board of directors, subject to applicable laws, and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors considers relevant.

Holders of Record

As of February 19, 2024, there were 29 registered stockholders of record of our common stock. The actual number of stockholders is greater than this number of record holders, and includes stockholders who are beneficial owners, whose shares are held of record by banks, brokers, and other financial institutions.

Securities Authorized for Issuance under Equity Compensation Plans

The information called for by this item is incorporated by reference to our Proxy Statement for the Annual Meeting of Stockholders to be held in 2024. See Part III, Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters."

Stock Performance Graph

The following shall not be deemed "filed" for purposes of Section 18 of the Exchange Act, or incorporated by reference into any of our other filings under the Exchange Act or the Securities Act, except to the extent we specifically incorporate it by reference into such filing.

This chart compares the stockholder return on an investment of $100 over the five years from December 31, 2018 through December 31, 2023 for (1) our common stock, (2) the S&P Small Cap 600 Index, (3) the NASDAQ-100 Technology Sector Index, and (4) the Russell 2000 Index. All values assume the reinvestment of any dividends; however, no dividends have been declared on our common stock to date. The stockholder return on the following graph is not necessarily indicative of future performance.

Comparison of Cumulative Total Return
Among Trupanion, S&P Small Cap 600 Index, NASDAQ-100 Technology Sector Index, and Russell 2000 Index



	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022	12/31/2023
Trupanion Inc.	$ 100.00	$ 146.22	$ 476.17	$ 525.18	$ 189.06	$ 121.36
S&P Small Cap 600 Index	$ 100.00	$ 120.86	$ 132.43	$ 165.89	$ 137.00	$ 156.02
NASDAQ-100 Technology Sector Index	$ 100.00	$ 147.71	$ 204.70	$ 259.92	$ 156.13	$ 260.26
Russell 2000 Index	$ 100.00	$ 124.38	$ 147.61	$ 167.82	$ 131.64	$ 151.51

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Please read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and related notes included under Part II, Item 8 of this Annual Report on Form 10-K.

This section of this Form 10-K generally discusses 2023 and 2022 items and year-to-year comparisons between 2023 and 2022. Discussions of 2021 items and year-to-year comparisons between 2022 and 2021 that are not included in this Form 10-K can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2022.

Overview

We provide medical insurance for cats and dogs in the United States, Canada, Continental Europe, and Australia. Through our data-driven, vertically-integrated approach, we develop and offer high value medical insurance products, priced specifically for each pet's unique characteristics and coverage level. Our growing and loyal membership base provides us with highly predictable and recurring revenue.

We operate in two business segments: subscription business and other business. We generate revenue in our subscription business segment primarily by subscription fees from direct-to-consumer products. We operate our subscription business segment similar to other subscription-based businesses, with a focus on achieving a target margin prior to our new pet acquisition expense and acquiring as many pets as possible at our targeted average estimated internal rate of return. Within our subscription business, we also provide "Powered by Trupanion" pet insurance product offerings marketed by third parties, and, in Canada, low and medium ARPU products marketed under the brand names Furkin and PHI Direct. We provide a full suite of services and support for these products and they are designed to align with the target margin profile of our subscription business segment. Within our subscription business segment we also offer products in Continental Europe, which are currently underwritten using third-party underwriters.

Our other business segment is comprised of revenue from other product offerings, with third parties with whom we generally have a business-to-business relationship. This business segment has a different margin profile than our subscription segment and includes revenue from writing policies on behalf of third parties and revenue from other products and insurance software solutions. This segment of our business is not part of our core business strategy and generally has a lower margin. Over time it is reasonable to expect changes to this segment which may impact the revenue contribution due to a partner or partners rolling off to new underwriters.

We generate leads for our subscription business segment from a diverse set of member acquisition channels, which we then convert into members through our contact center, website and other direct-to-consumer activities. These channels include leads from third-parties such as veterinarians and referrals from existing members. Veterinary hospitals represent our largest referral source. We engage our "Territory Partners" to have face-to-face visits with veterinarians and their staff. Territory Partners are dedicated to cultivating direct veterinary relationships and building awareness of the benefits of high quality medical insurance to veterinarians and their clients. Veterinarians then educate pet owners, who visit our website or call our contact center to learn more about, and potentially enroll in, Trupanion. We also receive a significant number of new leads from existing members adding pets and referring their friends and family members. Our direct-to-consumer acquisition channels serve as important resources for pet owner education and drive new member leads and conversion. We monitor average pet acquisition cost to evaluate the efficiency in acquiring new members and measure effectiveness based on our targeted return on investment.

Key Operating Metrics

The following tables set forth total pets enrolled and key operating metrics for our subscription business for the years ended December 31, 2023, 2022 and 2021, and for each of the last eight fiscal quarters.

	Year Ended December 31,		
	2023	**2022**	**2021**
Total Business:			
Total pets enrolled (at period end)	1,714,473	1,537,573	1,176,778
Subscription Business:			
Total subscription pets enrolled (at period end)	991,426	869,862	704,333
Monthly average revenue per pet	$ 65.26	$ 63.82	$ 63.56
Lifetime value of a pet, including fixed expenses	$ 419	$ 641	$ 717
Average pet acquisition cost (PAC)	$ 228	$ 289	$ 287
Average monthly retention	98.49 %	98.69 %	98.74 %

	Three Months Ended							
	Dec. 31, 2023	**Sept. 30, 2023**	**Jun. 30, 2023**	**Mar. 31, 2023**	**Dec. 31, 2022**	**Sept. 30, 2022**	**Jun. 30, 2022**	**Mar. 31, 2022**
Total Business:								
Total pets enrolled (at period end)	1,714,473	1,712,177	1,679,659	1,616,865	1,537,573	1,439,605	1,348,145	1,267,253
Subscription Business:								
Total subscription pets enrolled (at period end)	991,426	969,322	943,958	906,369	869,862	808,077	770,318	736,691
Monthly average revenue per pet	$ 67.07	$ 65.82	$ 64.41	$ 63.58	$ 63.11	$ 63.80	$ 64.26	$ 64.21
Lifetime value of a pet, including fixed expenses	$ 419	$ 428	$ 470	$ 541	$ 641	$ 673	$ 713	$ 730
Average pet acquisition cost (PAC)	$ 217	$ 212	$ 236	$ 247	$ 283	$ 268	$ 309	$ 301
Average monthly retention	98.49 %	98.55 %	98.61 %	98.65 %	98.69 %	98.71 %	98.74 %	98.75 %

Total pets enrolled and total subscription pets enrolled include pet enrollments in European markets, where policies are currently underwritten by third parties and Trupanion is acting as an insurance broker. Per pet metrics, however, exclude these European policies, as their revenue is currently earned from commissions, as opposed to the gross underwriting premiums earned by the remainder of our subscription business.

Total pets enrolled. Total pets enrolled reflects the number of subscription pets or pets enrolled in one of the insurance products offered in our other business segment at the end of each period presented. We monitor total pets enrolled because it provides an indication of the growth of our consolidated business.

Total subscription pets enrolled. Total subscription pets enrolled reflects the number of pets in active memberships at the end of each period presented. We monitor total subscription pets enrolled because it provides an indication of the growth of our subscription business.

Monthly average revenue per pet. Monthly average revenue per pet is calculated as amounts billed in a given period for subscriptions divided by the total number of subscription pet months in the period. Total subscription pet months in a period represents the sum of all subscription pets enrolled for each month during the period. We monitor monthly average revenue per pet because it is an indicator of the per pet unit economics of our subscription business.

Lifetime value of a pet, including fixed expenses. Lifetime value of a pet, including fixed expenses, is calculated based on subscription revenue less cost of revenue from our subscription business segment for the 12 months prior to the period end date excluding stock-based compensation expense related to cost of revenue from our subscription business segment, sign-up fee revenue and the change in deferred revenue between periods. This amount is also reduced by the fixed expenses related to our subscription business, which are the pro-rata portion of general and administrative and technology and development expenses, less stock-based compensation, based on revenues. This amount, on a per pet basis, is multiplied by the implied average subscriber life in months. Implied average subscriber life in months is calculated as the quotient obtained by dividing one by one minus the average monthly retention rate. We monitor lifetime value of a pet, including fixed expenses, to estimate the value we might expect from new pets over their implied average subscriber life in months, if they behave like the average pet in that respective period. When evaluating the amount of pet acquisition expenses we may want to incur to attract new pet enrollments, we refer to the lifetime value of a pet, including fixed expenses, as well as our estimated internal rate of return calculation for an average pet, which also includes an estimated surplus capital charge, to inform the amount of acquisition spend in relation to the estimated payback period.

Average pet acquisition cost. Average pet acquisition cost (PAC) is calculated as net acquisition cost divided by the total number of new subscription pets enrolled in that period. Net acquisition cost, a non-GAAP financial measure, is calculated in a reporting period as new pet acquisition expense, excluding stock-based compensation expense, other business segment expense, offset by sign-up fee revenue. We exclude stock-based compensation expense because the amount varies from period to period based on number of awards issued and market-based valuation inputs. We offset sign-up fee revenue because it is a one-time charge to new members collected at the time of enrollment used to partially offset initial setup costs, which are included in new pet acquisition expenses. We exclude other business segment pet acquisition expense because that does not relate to subscription enrollments. We monitor average pet acquisition cost to evaluate the efficiency in acquiring new members and measure effectiveness based on our targeted return on investment.

Average monthly retention. Average monthly retention is measured as the monthly retention rate of enrolled subscription pets for each applicable period averaged over the 12 months prior to the period end date. As such, our average monthly retention rate as of December 31, 2023 is an average of each month's retention from January 1, 2023 through December 31, 2023. We calculate monthly retention as the number of pets that remain after subtracting all pets that cancel during a month, including pets that enroll and cancel within that month, divided by the total pets enrolled at the beginning of that month. We monitor average monthly retention because it provides a measure of member satisfaction and allows us to calculate the implied average subscriber life in months.

Non-GAAP Financial Measures

In addition to our results determined in accordance with U.S. GAAP, we believe the following non-GAAP financial measures are useful in evaluating our operating performance. We use the following non-GAAP financial information to evaluate our ongoing operations and for internal planning and forecasting purposes. We believe that these non-GAAP financial measures, when taken collectively, may be helpful to investors in providing consistency and comparability with past financial performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation, or as a substitute for, the directly comparable financial measures prepared in accordance with GAAP.

We calculate these non-GAAP financial measures by excluding certain non-cash or non-recurring expenses. We exclude non-recurring transactions and restructuring expenses as they are not indicative of our operating performance. We exclude stock-based compensation as it is non-cash in nature. Although stock-based compensation expenses are expected to remain recurring expenses for the foreseeable future, we believe excluding them allows investors to make meaningful comparisons between our recurring core business operating results and those of other companies. We define non-GAAP development expenses as operating expenses incurred to develop new products and offerings that are pre-revenue. We define non-GAAP fixed expenses as the total of technology and development expense and general and administrative expense, less stock-based compensation expense, non-recurring transaction and restructuring expense, and development expenses related to exploring and developing new products and offerings that generally are in the pre-revenue stage or not at scale.

The following tables present the reconciliation of our non-GAAP financial measures from corresponding GAAP measures for the periods presented (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Veterinary invoice expense	$ 831,055	$ 649,737	$ 486,062
Less:			
Stock-based compensation expense[1]	(3,450)	(4,054)	(4,538)
Other business cost of paying veterinary invoices	(287,858)	(212,857)	(129,614)
Subscription cost of paying veterinary invoices (non-GAAP)	$ 539,747	$ 432,826	$ 351,910
% of subscription revenue	75.7 %	72.5 %	71.1 %
Other cost of revenue	$ 146,534	$ 133,257	$ 108,583
Less:			
Stock-based compensation expense[1]	(1,544)	(2,232)	(2,610)
Other business variable expenses	(75,756)	(72,453)	(57,367)
Subscription variable expenses (non-GAAP)	$ 69,234	$ 58,572	$ 48,606
% of subscription revenue	9.7 %	9.8 %	9.8 %
Technology and development expense	$ 21,403	$ 25,133	$ 16,866
General and administrative expense	60,207	39,379	31,893
Less:			
Stock-based compensation expense[1]	(19,869)	(17,135)	(11,918)
Non-recurring transaction or restructuring expenses [2]	(4,175)	(372)	(82)
Development expenses[3]	(5,100)	(7,789)	(3,719)
Fixed expenses (non-GAAP)	$ 52,466	$ 39,216	$ 33,040
% of total revenue	4.7 %	4.3 %	4.7 %
New pet acquisition expense	$ 77,372	$ 89,500	$ 78,647
Less:			
Stock-based compensation expense[1]	(7,000)	(9,116)	(9,160)
Other business pet acquisition expense	(200)	(541)	(499)
Subscription acquisition cost (non-GAAP)	$ 70,172	$ 79,843	$ 68,988
% of subscription revenue	9.8 %	13.3 %	13.9 %

[1]Trupanion employees may elect to take restricted stock units in lieu of cash payment for their bonuses. We account for such expense as stock-based compensation in accordance with GAAP, but we do not include it in any non-GAAP adjustments. Stock-based compensation associated with bonuses was approximately $1.3 million for the year ended December 31, 2023.

[2]Consists of business acquisition transaction expenses, severance and legal costs due to certain executive departures, and a $3.8 million non-recurring settlement of accounts receivable in the first quarter of 2023 related to uncollected premiums in connection with the transition of underwriting a third-party business to other insurers.

[3]As we enter the next phase of our growth, we expect to invest in initiatives that are pre-revenue, including adding new products and international expansion. These development expenses are costs related to product exploration and development that are pre-revenue and historically have been insignificant.

	Three Months Ended							
	Dec. 31, 2023	Sept. 30, 2023	Jun. 30, 2023	Mar. 31, 2023	Dec. 31, 2022	Sept. 30, 2022	Jun. 30, 2022	Mar. 31, 2022
Veterinary invoice expense	$217,739	$212,441	$206,738	$194,137	$176,083	$171,112	$157,616	$144,926
Less:								
Stock-based compensation expense[1]	(885)	(870)	(856)	(839)	(899)	(960)	(1,022)	(1,173)
Other business cost of paying veterinary invoices	(77,572)	(72,694)	(72,443)	(65,149)	(59,946)	(58,197)	(50,378)	(44,336)
Subscription cost of paying veterinary invoices (non-GAAP)	$139,282	$138,877	$133,439	$128,149	$115,238	$111,955	$106,216	$99,417
% of subscription revenue	72.7 %	75.9 %	77.0 %	77.6 %	72.7 %	73.5 %	72.8 %	71.1 %
Other cost of revenue	$38,054	$38,179	$34,455	$35,846	$36,277	$32,589	$33,212	$31,179
Less:								
Stock-based compensation expense[1]	(386)	(282)	(428)	(448)	(414)	(433)	(754)	(631)
Other business variable expenses	(19,301)	(20,482)	(17,230)	(18,743)	(20,591)	(17,346)	(18,010)	(16,506)
Subscription variable expenses (non-GAAP)	$18,367	$17,415	$16,797	$16,655	$15,272	$14,810	$14,448	$14,042
% of subscription revenue	9.6 %	9.5 %	9.7 %	10.1 %	9.6 %	9.7 %	9.9 %	10.0 %
Technology and development expense	$5,969	$5,302	$5,232	$4,900	$6,955	$6,553	$6,396	$5,229
General and administrative expense	13,390	12,664	13,136	21,017	10,472	10,314	9,227	9,366
Less:								
Stock-based compensation expense[1]	(3,797)	(3,754)	(3,497)	(8,821)	(5,019)	(4,805)	(4,085)	(3,226)
Non-recurring transaction or restructuring expenses [2]	—	(8)	(65)	(4,102)	(193)	(179)	—	—
Development expenses[3]	(1,683)	(1,594)	(925)	(898)	(2,084)	(2,435)	(2,012)	(1,258)
Fixed expenses (non-GAAP)	$13,879	$12,610	$13,881	$12,096	$10,131	$9,448	$9,526	$10,111
% of total revenue	4.7 %	4.4 %	5.1 %	4.7 %	4.1 %	4.0 %	4.3 %	4.9 %
New pet acquisition expense	$17,189	$17,772	$20,769	$21,642	$22,457	$22,434	$22,982	$21,627
Less:								
Stock-based compensation expense[1]	(1,567)	(1,679)	(1,722)	(2,032)	(2,079)	(2,108)	(2,601)	(2,328)
Other business pet acquisition expense	(77)	(10)	(62)	(51)	(65)	(181)	(186)	(109)
Subscription acquisition cost (non-GAAP)	$15,545	$16,083	$18,985	$19,559	$20,313	$20,145	$20,195	$19,190
% of subscription revenue	8.1 %	8.8 %	11.0 %	11.8 %	12.5 %	13.2 %	13.9 %	13.7 %

[1]Trupanion employees may elect to take restricted stock units in lieu of cash payment for their bonuses. We account for such expense as stock-based compensation in accordance with GAAP, but we do not include it in any non-GAAP adjustments. Stock-based compensation associated with bonuses was approximately $0.7 million for the three months ended December 31, 2023.

[2]Consists of business acquisition transaction expenses, severance and legal costs due to certain executive departures, and a $3.8 million non-recurring settlement of accounts receivable in the first quarter of 2023 related to uncollected premiums in connection with the transition of underwriting a third-party business to other insurers.

[3]As we enter the next phase of our growth, we expect to invest in initiatives that are pre-revenue, including adding new products and international expansion. These development expenses are costs related to product exploration and development that are pre-revenue and historically have been insignificant.

When determining our PAC, we calculate net acquisition cost for a more comparable metric across periods. Net acquisition cost, a non-GAAP financial measure, is calculated in a reporting period as GAAP new pet acquisition expense, excluding stock-based compensation expense, other business segment expense, and pet acquisition expense for commission-based policies, offset by sign-up fee revenue. We exclude stock-based compensation expense because the amount varies from period to period based on the number of awards issued and market-based valuation inputs. We exclude other business segment pet acquisition expense because it does not relate to subscription enrollments. We exclude pet acquisition expense for commission-based policies because the revenue of these products is earned from commissions from a third party underwriter, as opposed to the gross underwriting premiums earned by the remainder of our subscription business. We offset sign-up fee revenue because it is a one-time charge to new members collected at the time of enrollment used to partially offset initial setup costs, which are included in new pet acquisition expenses.

The following tables reconcile GAAP new pet acquisition expense to non-GAAP net acquisition cost (in thousands) for the years ended December 31, 2023, 2022, and 2021, and for each of the last eight fiscal quarters:

	Year Ended December 31,		
	2023	2022	2021
New pet acquisition expense	$ 77,372	$ 89,500	$ 78,647
Net of sign-up fee revenue	(4,527)	(4,984)	(4,954)
Excluding:			
Stock-based compensation expense	(7,000)	(9,116)	(9,160)
Other business pet acquisition expense	(200)	(541)	(499)
Pet acquisition expense for commission-based policies	(3,443)	(443)	—
Net acquisition cost	$ 62,202	$ 74,416	$ 64,034

	Three Months Ended							
	Dec. 31, 2023	Sept. 30, 2023	Jun. 30, 2023	Mar. 31, 2023	Dec. 31, 2022	Sept. 30, 2022	Jun. 30, 2022	Mar. 31, 2022
New pet acquisition expense	$ 17,189	$ 17,772	$ 20,769	$ 21,642	$ 22,457	$ 22,434	$ 22,982	$ 21,627
Net of sign-up fee revenue	(1,035)	(1,084)	(1,189)	(1,219)	(1,191)	(1,339)	(1,252)	(1,202)
Excluding:								
Stock-based compensation expense	(1,567)	(1,679)	(1,722)	(2,032)	(2,079)	(2,108)	(2,601)	(2,328)
Other business pet acquisition expense	(77)	(10)	(62)	(51)	(65)	(181)	(186)	(109)
Pet acquisition expense for commission-based policies	(802)	(826)	(888)	(927)	(443)	—	—	—
Net acquisition cost	$ 13,708	$ 14,173	$ 16,908	$ 17,413	$ 18,679	$ 18,806	$ 18,943	$ 17,988

Components of Operating Results

General

We operate in two business segments: subscription business and other business. We generate revenue in our subscription business segment primarily by subscription fees from direct-to-consumer products. We operate our subscription business segment similar to other subscription-based businesses, with a focus on achieving a target margin prior to our pet acquisition expense and acquiring as many pets as possible at our targeted average estimated internal rate of return. Within our subscription business, we also provide "Powered by Trupanion" pet insurance product offerings marketed by third parties and, in Canada, low and medium ARPU products marketed under the brand names Furkin and PHI Direct. We provide a full suite of services and support for these products and they are designed to align with the target margin profile of our subscription business segment. Within our subscription business segment we also offer products in Continental Europe, which are currently underwritten using third-party underwriters.

Our other business segment is comprised of revenue from other product offerings with third parties with whom we generally have a business-to-business relationship. This business segment has different margin profile than our subscription segment and includes revenue from writing policies on behalf of third parties and revenue from other products and insurance software solutions.

Revenue

We generate revenue in our subscription business segment primarily from subscription fees for our pet medical insurance. Fees are paid at the beginning of each subscription period. In most cases, our members authorize us to directly charge their credit card, debit card or bank account through automatic funds transfer. Subscription revenue is recognized on a pro rata basis over the enrollment term. Membership may be canceled at any time without penalty, and we issue a refund for the unused portion of the canceled membership. We also generate a portion of our subscription business segment revenue through commissions earned in our European markets, where policies are currently underwritten by third parties and Trupanion is acting as an insurance broker.

We generate revenue in our other business segment primarily from writing policies on behalf of third parties where we do not undertake the direct consumer marketing. This segment also includes revenue from other products and insurance software solutions that have a different margin profile from our subscription business.

Cost of Revenue

Cost of revenue in each of our segments is comprised of the following:

Veterinary invoice expense

Veterinary invoice expense includes our costs to review and pay veterinary invoices, administer the payments, and provide member services, and other operating expenses directly or indirectly related to this process. We also accrue for veterinary invoices that have been incurred but not yet received and for the estimated internal costs of processing those invoices. This also includes amounts paid by unaffiliated general agents on our behalf, and an estimate of amounts incurred and not yet paid for our other business segment.

Other cost of revenue

Other cost of revenue for the subscription business segment includes direct and indirect member service expenses, Territory Partner renewal fees, payment processing fees and premium tax expenses. Other cost of revenue for the other business segment includes the commissions we pay to unaffiliated general agents, costs to administer the programs in the other business segment and premium taxes on the sales in this segment.

Operating Expenses

Our operating expenses are classified into four categories: technology and development, general and administrative, new pet acquisition expense, and depreciation and amortization. For each category, except depreciation and amortization, the largest component is personnel costs, which include salaries, employee benefit costs, bonuses and stock-based compensation expense.

Technology and development

Technology and development expenses primarily consist of personnel costs and related expenses for our technology staff, which includes information technology development and infrastructure support, including third-party services. It also includes expenses associated with development in new geographies and new products and offerings.

General and administrative

General and administrative expenses consist primarily of personnel costs and related expenses for our finance, actuarial, human resources, regulatory, legal and general management functions, as well as facilities and professional services.

New pet acquisition expense

New pet acquisition expenses primarily consist of costs, including personnel costs, to educate veterinarians and consumers about the benefits of Trupanion, to generate leads and to convert leads into enrolled pets, as well as print, online and promotional advertising costs.

Depreciation and amortization

Depreciation and amortization expenses consist of depreciation of property, equipment, and software developed for internal use, as well as amortization of finite-lived intangible assets.

Gain (loss) from investment in joint venture

Gain (loss) from investment in joint venture consists of the share of income and losses from our equity method investment in a joint venture, as well as income and expenses associated with administrative services provided to the joint venture.

Stock-based compensation

Stock-based compensation is included in the cost and expense line items above. Stock-based compensation will vary depending on corporate performance and terms of the awards under our equity incentive plan. For example, when we have delivered strong performance, stock-based compensation may increase as a result of incentive-based awards under our equity incentive plan.

Factors Affecting Our Performance

Average monthly retention. Our performance depends on our ability to continue to retain our existing and newly enrolled pets and is impacted by our ability to provide a best-in-class value and member experience. Our ability to retain enrolled pets depends on a number of factors, including the actual and perceived value of our services and the quality of our member experience, the ease and transparency of the process for reviewing and paying veterinary invoices for our members, the rate of veterinary inflation and of our pricing adjustments, and the competitive environment. In addition, other initiatives across our business may temporarily impact retention and make it difficult for us to improve or maintain this metric. For example, if the number of new pets enrolled increases at a faster rate than our historical experience, our average monthly retention rate could be adversely impacted, as our retention rate is generally lower during the first year of member enrollment.

Investment in pet acquisition. We have made and may continue to make significant investments to grow our member base. Our net acquisition cost and the number of new members we enroll depends on a number of factors, including the amount we have available and we elect to invest in pet acquisition activities in any particular period in the aggregate and by channel, the frequency of existing members adding a pet or referring their friends or family, the effectiveness of our sales execution and marketing initiatives, changes in costs of media, the mix of our pet acquisition expenditures and the competitive environment. Our average pet acquisition cost has in the past significantly varied, and in the future may significantly vary, from period to period based upon specific marketing initiatives and estimated rates of return on pet acquisition spend. We also regularly test new member acquisition channels and marketing initiatives, which may be more expensive than our traditional marketing channels and may increase our average acquisition costs. We continually assess our pet acquisition activities by monitoring the estimated return on PAC spend both on a detailed level by acquisition channel and in the aggregate.

Timing of price adjustments. Our subscription business's cost-plus model depends on our ability to estimate our operating costs and expenses, including veterinary invoice expenses, and to adjust our pricing to achieve our target returns. We regularly reevaluate and adjust the price of our subscriptions, with a goal of achieving our targeted payout ratio, subject to the review and approval of regulators where applicable. This makes it important for us to accurately estimate our costs and to promptly implement pricing adjustments, which generally roll onto our book of insured pets over the succeeding twelve months following any applicable regulatory approval. As a result, we may have timing mismatches during which our pricing does not reflect our current expense profile. In periods of rapid increases in veterinary invoice expenses, including periods of significant inflation, this timing mismatch may have a significant impact on our margin profile.

Timing of initiatives. Over time, we plan to implement new initiatives to improve our member experience, make modifications to our subscription plan, introduce new coverage plans, pursue pet food or other adjacent opportunities, improve our technology, increase the number of veterinary hospitals using our patented direct pay software, and find other ways to maintain a strong value proposition for our members. The implementation of such initiatives could impact our expense profile and result in us incurring expenses that may not always directly coincide with revenue increases, resulting in fluctuations in revenue and profitability in our subscription business segment.

Mix of sales. The relative mix of our business by geography, pet age, species, breed, and other factors impacts the monthly average revenue per pet we receive. For example, prices from our plans could vary depending on the relative cost of veterinary care in different countries or areas or whether the pet is a dog or a cat. As our mix of business between products and geographies changes, our metrics, such as our monthly average revenue per pet, and our exposure to foreign exchange fluctuations will be impacted. We expect our international business, additional product offerings and "Powered by Trupanion" plans to grow and, in turn, we expect these effects to increase.

Other business segment. Our other business segment primarily includes other product offerings that have been, materially different from those in our subscription business segment. We expect this difference to continue. In addition, we expect the growth rate of this segment to be materially different from our subscription business segment. We do not undertake marketing efforts for and are not the primary interface with the customers of the third parties for whom we write other business segment policies. Our relationships in our other business segment are generally subject to termination provisions and are non-exclusive. Accordingly, we have limited influence on the volume of business of this segment. Loss of an entire program via contract termination could result in the associated policies and revenue being lost over a period of 12 to 18 months, which could have a material impact on our results of operations. In some cases, we have structured exclusive relationships, but those relationships have been and may continue to be subject to limitations on the number of enrolled pets as to which we will write policies for the third party. We may enter into additional relationships in this segment in the future, if we believe they will be beneficial, which could impact our operating results.

Results of Operations

The following tables set forth our results of operations for the periods presented both in absolute dollars and as a percentage of total revenue for those periods. The period-to-period comparison of financial results is not necessarily indicative of future results.

		Year Ended December 31,				
		2023		**2022**		**2021**
		(in thousands)				
Revenue:						
Subscription business	$	712,906	$	596,610	$	494,862
Other business		395,699		308,569		204,129
Total revenue		1,108,605		905,179		698,991
Cost of revenue:						
Subscription business[1]		613,686		497,684		407,664
Other business		363,903		285,310		186,981
Total cost of revenue		977,589		782,994		594,645
Operating expenses:						
Technology and development[1]		21,403		25,133		16,866
General and administrative[1]		60,207		39,379		31,893
New pet acquisition expense[1]		77,372		89,500		78,647
Depreciation and amortization		12,474		10,921		11,965
Total operating expenses		171,456		164,933		139,371
Gain (loss) from investment in joint venture		(219)		(253)		(171)
Operating loss		(40,659)		(43,001)		(35,196)
Interest expense		12,077		4,267		10
Other expense (income), net		(7,701)		(3,072)		14
Loss before income taxes		(45,035)		(44,196)		(35,220)
Income tax expense (benefit)		(342)		476		310
Net loss	$	(44,693)	$	(44,672)	$	(35,530)

[1] Includes stock-based compensation expense as follows:

		Year Ended December 31,				
		2023		**2022**		**2021**
		(in thousands)				
Cost of revenue	$	5,279	$	6,484	$	7,148
Technology and development		2,846		4,742		3,056
General and administrative		17,717		12,831		8,862
New pet acquisition expense		7,319		9,336		9,160
Total stock-based compensation expense	$	33,161	$	33,393	$	28,226

	Year Ended December 31,		
	2023	**2022**	**2021**
	(as a percentage of revenue)		
Revenue	100 %	100 %	100 %
Cost of revenue	88	87	85
Operating expenses:			
Technology and development	2	3	2
General and administrative	5	4	5
New pet acquisition expense	7	10	11
Depreciation and amortization	1	1	2
Total operating expenses	15	18	20
Gain (loss) from investment in joint venture	—	—	—
Operating loss	(4)	(5)	(5)
Interest expense	1	—	—
Other expense (income), net	(1)	—	—
Loss before income taxes	(4)	(5)	(5)
Income tax expense (benefit)	—	—	—
Net loss	(4)%	(5)%	(5)%

Stock-based compensation expense:	Year Ended December 31,		
	2023	**2022**	**2021**
	(as a percentage of revenue)		
Cost of revenue	— %	1 %	1 %
Technology and development	—	1	—
General and administrative	2	1	1
New pet acquisition expense	1	1	1
Total stock-based compensation expense	3 %	4 %	4 %

	Year Ended December 31,		
	2023	**2022**	**2021**
	(as a percentage of subscription revenue)		
Subscription business revenue	100 %	100 %	100 %
Subscription business cost of revenue	86	83	82

Comparison of the years ended December 31, 2023, 2022, and 2021

Revenue

	Year Ended December 31,			% Change	
	2023	**2022**	**2021**	**2023 vs. 2022**	**2022 vs. 2021**
	(in thousands, except percentages, pet and per pet data)				
Revenue:					
Subscription business	$ 712,906	$ 596,610	$ 494,862	19%	21%
Other business	395,699	308,569	204,129	28	51
Total revenue	$ 1,108,605	$ 905,179	$ 698,991	22	29
Percentage of Revenue by Segment:					
Subscription business	64 %	66 %	71 %		
Other business	36	34	29		
Total revenue	100 %	100 %	100 %		
Total pets enrolled (at period end)	1,714,473	1,537,573	1,176,778	12	31
Total subscription pets enrolled (at period end)	991,426	869,862	704,333	14	24
Monthly average revenue per pet	$ 65.26	$ 63.82	$ 63.56	2	—
Average monthly retention	98.49 %	98.69 %	98.74 %		

Year ended December 31, 2023 compared to year ended December 31, 2022. Total revenue increased by $203.4 million, or 22%, to $1,108.6 million for the year ended December 31, 2023. Revenue from our subscription business segment increased by $116.3 million, or 19%, to $712.9 million for the year ended December 31, 2023. This increase was primarily driven by a 17% increase in total subscription pet months (the sum of pets enrolled for each month during a period) for policies underwritten by Trupanion and a 2% increase in monthly average revenue per pet. Revenue from our other business segment increased by $87.1 million to $395.7 million, or 28%, for the year ended December 31, 2023. This increase was primarily driven by a 24% increase in pet months and a 5% increase in monthly average revenue per pet in this segment.

Cost of Revenue

	Year Ended December 31,			% Change	
	2023	2022	2021	2023 vs. 2022	2022 vs. 2021
	(in thousands, except percentages, pet and per pet data)				
Cost of Revenue:					
Subscription business:					
Veterinary invoice expense	$ 543,196	$ 436,880	$ 356,448	24%	23%
Other cost of revenue	70,490	60,804	51,216	16	19
Total cost of revenue	613,686	497,684	407,664	23	22
Other business:					
Veterinary invoice expense	287,859	212,857	129,614	35	64
Other cost of revenue	76,044	72,453	57,367	5	26
Total cost of revenue	363,903	285,310	186,981	28	53
Percentage of Revenue by Segment:					
Subscription business:					
Veterinary invoice expense	76 %	73 %	72 %		
Other cost of revenue	10	10	10		
Total cost of revenue	86	83	82		
Other business:					
Veterinary invoice expense	73	69	63		
Other cost of revenue	19	23	28		
Total cost of revenue	92	92	92		
Total pets enrolled (at period end)	1,714,473	1,537,573	1,176,778	12	31
Total subscription pets enrolled (at period end)	991,426	869,862	704,333	14	24
Monthly average revenue per pet	$ 65.26	$ 63.82	$ 63.56	2	—

Year ended December 31, 2023 compared to year ended December 31, 2022. Total cost of revenue for our subscription business segment increased $116.0 million, or 23%, to $613.7 million for the year ended December 31, 2023.

This increase was driven by a $106.3 million, or 24%, increase in veterinary invoice expense and a $9.7 million, or 16%, increase in other cost of revenue. The 24% increase in veterinary invoice expense was driven by a 17% increase in total subscription pet months for policies underwritten by Trupanion and a 7% increase in veterinary invoice expense per pet. The 16% increase in other cost of revenue was primarily driven by general increases in costs attributable to growth in our membership, in line with revenue growth in this segment. Subscription business cost of revenue increased from 83% to 86% of revenue year-over-year.

Total cost of revenue for our other business segment increased by $78.6 million, or 28%, to $363.9 million for the year ended December 31, 2023. The increase was primarily driven by a $75.0 million, or 35%, increase in veterinary invoice expense and a $3.6 million, or 5%, increase in other cost of revenue. The 35% increase in veterinary invoice expense was primarily driven by a 24% increase in pet months in this segment and a 9% increase in veterinary invoice expense per pet. The 5% increase in other cost of revenue was primarily driven by general increases in premium-based expenses. Cost of revenue for the other business segment remained at a constant 92% of revenue year-over-year.

Technology and Development Expenses

	Year Ended December 31,			% Change	
	2023	**2022**	**2021**	**2023 vs. 2022**	**2022 vs. 2021**
	(in thousands, except percentages)				
Technology and development	$ 21,403	$ 25,133	$ 16,866	(15)%	49%
Percentage of total revenue	2 %	3 %	2 %		

Year ended December 31, 2023 compared to year ended December 31, 2022. Technology and development expenses decreased by $3.7 million, or 15%, to $21.4 million for the year ended December 31, 2023. This decrease was primarily due to a decrease of $5.0 million in development expense as several initiatives that were pre-revenue in the prior year were launched and have begun generating revenue. Expenses associated with these initiatives are now recorded within the income statement based on the underlying nature of the expense. This decrease was partially offset by a $1.1 million increase in general compensation and other employee-related expenses and a $0.9 million increase in IT system hosting expenses. Technology and development expenses decreased from 3% to 2% of total revenue year over year

General and Administrative Expenses

	Year Ended December 31,			% Change	
	2023	**2022**	**2021**	**2023 vs. 2022**	**2022 vs. 2021**
	(in thousands, except percentages)				
General and administrative	$ 60,207	$ 39,379	$ 31,893	53%	23%
Percentage of total revenue	5 %	4 %	5 %		

Year ended December 31, 2023 compared to year ended December 31, 2022. General and administrative expenses increased by $20.8 million, or 53%, to $60.2 million for the year ended December 31, 2023. The increase in expense was primarily due to a $4.8 million increase in stock-based compensation related to charges after certain executive departures and a $3.8 million increase related to the negotiated settlement of uncollected premiums in connection with the transition of underwriting a third-party business to other insurers. Additionally, there was a $6.4 million increase in general compensation and other employee-related expenses, a $2.2 million increase in professional services and consulting expenses, a $1.4 million increase in year-over-year expenses related to a full year of Smart Paws and Pet Expert operations in 2023, and a $0.9 million increase in licensing and regulatory fees. General and administrative expenses increased from 4% to 5% of total revenue year over year, partially due to certain non-recurring expenses.

New Pet Acquisition Expense

	Year Ended December 31,			% Change	
	2023	**2022**	**2021**	**2023 vs. 2022**	**2022 vs. 2021**
	(in thousands, except pet and per pet data)				
New pet acquisition expense	$ 77,372	$ 89,500	$ 78,647	(14)%	14%
Percentage of total revenue	7 %	10 %	11 %		
Subscription Business:					
Total subscription pets enrolled (at period end)	991,426	869,862	704,333	14	24
Average pet acquisition cost (PAC)	$ 228	$ 289	$ 287	(21)	1

Year ended December 31, 2023 compared to year ended December 31, 2022. New pet acquisition expense decreased by $12.1 million, or 14%, to $77.4 million for the year ended December 31, 2023. This decrease was attributable to a decrease in expenses to generate leads and conversion, as we focused on growth in our more efficient channels. New pet acquisition expense as a percentage of revenue was 7% for the year ended December 31, 2023 compared to 10% in the same period last year, as we were able to stay disciplined with our discretionary pet acquisition spend, while still managing to grow total enrolled subscription pets, excluding those related to managing general agent policies, by 13%.

Depreciation and Amortization

	Year Ended December 31,			% Change	
	2023	**2022**	**2021**	**2023 vs. 2022**	**2022 vs. 2021**
	(in thousands, except percentages)				
Depreciation and amortization	$ 12,474	$ 10,921	$ 11,965	14%	(9)%
Percentage of total revenue	1 %	1 %	2 %		

Year ended December 31, 2023 compared to year ended December 31, 2022. Depreciation and amortization expense increased by $1.6 million, or 14%, to $12.5 million for the year ended December 31, 2023 primarily driven by the amortization of acquired intangibles.

Total Other Expense (Income), Net

	Year Ended December 31,			% Change	
	2023	**2022**	**2021**	**2023 vs. 2022**	**2022 vs. 2021**
	(in thousands, except percentages)				
Interest expense	$ 12,077	$ 4,267	$ 10	183%	42,570%
Other expense (income), net	(7,701)	(3,072)	14	151	(22,043)
Total other (income) expense, net	$ 4,376	$ 1,195	$ 24	266%	4,879%
Percentage of total revenue	— %	— %	— %		

Year ended December 31, 2023 compared to year ended December 31, 2022. Total other expense (income), net increased by $3.2 million to $4.4 million for the year ended December 31, 2023 primarily due to an increase in interest expense incurred on the Credit Facility, which was partially offset by an increase in interest earned on our investment portfolio.

Stock-Based Compensation

Year ended December 31, 2023 compared to year ended December 31, 2022. Stock-based compensation is included in the cost and expense line items in the consolidated statements of operations, discussed above. Stock-based compensation expense in total was $33.2 million for the year ended December 31, 2023, down from $33.4 million in the prior year period. The amount of stock-based compensation recognized largely reflects the timing and vesting of our annual performance grants, calculated according to our equity incentive plan.

Quarterly Results of Operations

The following tables contain selected quarterly financial information for the years ended December 31, 2023 and 2022. The unaudited quarterly information has been prepared on a basis consistent with the audited consolidated financial statements and includes all adjustments that we consider necessary for a fair presentation of the information shown. These quarterly operating results for any fiscal quarter are not necessarily indicative of the operating results for any full fiscal year or future period.

Consolidated Statements of Operations Data:	Three Months Ended							
	Dec. 31, 2023	Sept. 30, 2023	Jun. 30, 2023	Mar. 31, 2023	Dec. 31, 2022	Sept. 30, 2022	Jun. 30, 2022	Mar. 31, 2022
	(in thousands)							
Revenue:								
Subscription business	$ 191,537	$ 182,906	$ 173,253	$ 165,210	$ 158,562	$ 152,401	$ 145,808	$ 139,839
Other business	104,320	102,947	97,313	91,119	87,447	81,359	73,603	66,160
Total revenue	295,857	285,853	270,566	256,329	246,009	233,760	219,411	205,999
Cost of revenue:								
Subscription business[(1)]	158,631	157,444	151,520	146,091	131,823	128,158	122,440	115,263
Other business	97,162	93,176	89,673	83,892	80,537	75,543	68,388	60,842
Total cost of revenue	255,793	250,620	241,193	229,983	212,360	203,701	190,828	176,105
Operating expenses:								
Technology and development[(1)]	5,969	5,302	5,232	4,900	6,955	6,553	6,396	5,229
General and administrative[(1)]	13,390	12,664	13,136	21,017	10,472	10,314	9,227	9,366
New pet acquisition expense[(1)]	17,189	17,772	20,769	21,642	22,457	22,434	22,982	21,627
Depreciation and amortization	3,029	2,990	3,253	3,202	2,897	2,600	2,707	2,717
Total operating expenses	39,577	38,728	42,390	50,761	42,781	41,901	41,312	38,939
Gain (loss) from investment in joint venture	(79)	4	(73)	(71)	(85)	(57)	(42)	(69)
Operating income (loss)	408	(3,491)	(13,090)	(24,486)	(9,217)	(11,899)	(12,771)	(9,114)
Interest expense	3,697	3,053	2,940	2,387	1,587	1,408	1,193	79
Other expense (income), net	(1,256)	(2,465)	(2,078)	(1,902)	(1,504)	(889)	(365)	(314)
Income (loss) before income taxes	(2,033)	(4,079)	(13,952)	(24,971)	(9,300)	(12,418)	(13,599)	(8,879)
Income tax expense (benefit)	130	(43)	(238)	(191)	(15)	496	19	(24)
Net income (loss)	$ (2,163)	$ (4,036)	$ (13,714)	$ (24,780)	$ (9,285)	$ (12,914)	$ (13,618)	$ (8,855)

[(1)] Includes stock-based compensation expense as follows (in thousands):

	Three Months Ended							
	Dec. 31, 2023	Sept. 30, 2023	Jun. 30, 2023	Mar. 31, 2023	Dec. 31, 2022	Sept. 30, 2022	Jun. 30, 2022	Mar. 31, 2022
	(in thousands)							
Cost of revenue	$ 1,478	$ 1,176	$ 1,307	$ 1,318	$ 1,346	$ 1,472	$ 1,830	$ 1,836
Technology and development	861	650	627	708	1,549	1,184	1,101	908
General and administrative	3,269	3,281	2,948	8,219	3,550	3,792	3,066	2,423
New pet acquisition expense	1,693	1,785	1,755	2,086	2,122	2,195	2,637	2,382
Total stock-based compensation expense	$ 7,301	$ 6,892	$ 6,637	$ 12,331	$ 8,567	$ 8,643	$ 8,634	$ 7,549

	Three Months Ended							
	Dec. 31, 2023	Sept. 30, 2023	Jun. 30, 2023	Mar. 31, 2023	Dec. 31, 2022	Sept. 30, 2022	Jun. 30, 2022	Mar. 31, 2022
Other Financial and Operational Data:								
Total Business:								
Total pets enrolled (at period end)	1,714,473	1,712,177	1,679,659	1,616,865	1,537,573	1,439,605	1,348,145	1,267,253
Subscription Business:								
Total subscription pets enrolled (at period end)	991,426	969,322	943,958	906,369	869,862	808,077	770,318	736,691
Monthly average revenue per pet	$ 67.07	$ 65.82	$ 64.41	$ 63.58	$ 63.11	$ 63.80	$ 64.26	$ 64.21
Lifetime value of a pet, including fixed expenses	$ 419	$ 428	$ 470	$ 541	$ 641	$ 673	$ 713	$ 730
Average pet acquisition cost (PAC)	$ 217	$ 212	$ 236	$ 247	$ 283	$ 268	$ 309	$ 301
Average monthly retention	98.49 %	98.55 %	98.61 %	98.65 %	98.69 %	98.71 %	98.74 %	98.75 %

	Three Months Ended							
	Dec. 31, 2023	Sept. 30, 2023	Jun. 30, 2023	Mar. 31, 2023	Dec. 31, 2022	Sept. 30, 2022	Jun. 30, 2022	Mar. 31, 2022
	(as a percentage of revenue)							
Revenue	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %
Cost of revenue	86	88	89	90	86	87	87	85
Operating expenses:								
Technology and development	2	2	2	2	3	3	3	3
General and administrative	5	4	5	8	4	4	4	7
New pet acquisition expense	6	6	8	8	9	10	10	10
Depreciation and amortization	1	1	1	1	1	1	1	1
Total operating expenses	13	14	16	20	17	18	19	19
Gain (loss) from investment in joint venture	—	—	—	—	—	—	—	—
Operating income (loss)	—	(1)	(5)	(10)	(4)	(5)	(6)	(4)
Interest expense	1	1	1	1	1	1	1	—
Other expense (income), net	—	(1)	(1)	(1)	(1)	—	—	—
Income (loss) before income taxes	(1)	(1)	(5)	(10)	(4)	(5)	(6)	(4)
Income tax expense (benefit)	—	—	—	—	—	—	—	—
Net income (loss)	(1)%	(1)%	(5)%	(10)%	(4)%	(6)%	(6)%	(4)%

	Three Months Ended							
	Dec. 31, 2023	Sept. 30, 2023	Jun. 30, 2023	Mar. 31, 2023	Dec. 31, 2022	Sept. 30, 2022	Jun. 30, 2022	Mar. 31, 2022
	(as a percentage of subscription revenue)							
Subscription business revenue	100 %	100 %	100 %	100 %	100 %	100 %	100 %	100 %
Subscription business cost of revenue	83	86	87	88	83	84	84	82

Liquidity and Capital Resources

The following table summarizes our cash flows for the periods indicated (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Net cash provided by (used in) operating activities	$ 18,638	$ (8,000)	$ 7,458
Net cash provided by (used in) investing activities	7,639	(67,516)	(51,913)
Net cash provided by (used in) financing activities	59,126	60,743	(1,125)
Effect of foreign exchange rates on cash, cash equivalents, and restricted cash, net	424	(1,459)	252
Net change in cash, cash equivalents, and restricted cash	$ 85,827	$ (16,232)	$ (45,328)

Our primary requirements for liquidity are paying veterinary invoices, funding operations and capital requirements, investing in new member acquisition, investing in enhancements to our member experience, and servicing debt. We have certain contractual obligations in the normal course of business, including obligations and commitments relating to our Credit Facility, non-cancellable vendor purchase agreements, as well as future payments of veterinary invoices. Refer to Note 10, Reserve for Veterinary Invoices, included in Item 8 of Part II of this 10-K, for further details on anticipated cash outflows.

Most recently, our primary sources of liquidity have been cash provided by operations and available borrowings from our Credit Facility. We believe these sources are sufficient to fund our operations and capital requirements for the next 12 months. As we continue to grow and consider strategic opportunities, however, we may explore additional financing to fund our operations and growth or to meet capital requirements. Financing could include equity, equity-linked, or debt financing. Additional financing may not be available to us on acceptable terms, or at all. As our capital surplus grows relative to the rate of growth of our business, we may also generate cash, via dividends or other methods, from one or more of our underwriting entities.

As of December 31, 2023, we had $277.2 million in cash, cash equivalents and short-term investments, of which $230.6 million was held by our insurance entities. Outside of insurance entities, we held $46.6 million in cash, cash equivalents and short-term investments with an additional $15.0 million available under our Credit Facility. Our insurance entities maintained $241.3 million of capital surplus, which was $64.1 million in excess of the estimated risk-based capital requirement of $177.2 million. The ability to distribute any portion of this estimated $64.1 million excess to our parent company, and the timing of any distribution, may be subject to regulatory limitations.

In April 2021, our board of directors approved a share repurchase program, pursuant to which we may, between May 2021 and May 2026, repurchase outstanding shares of our common stock. While our board of directors has approved the program, any repurchase activity is subject to quarterly assessment and board approval, based on various factors including available cash, our stock price relative to our estimated intrinsic value, forecasted operating results, and available opportunities to deploy capital. We repurchased no shares under this program during the year ended December 31, 2023.

Operating Cash Flows

Net cash provided by operating activities was $18.6 million for the year ended December 31, 2023 compared to $8.0 million net cash used by operating activities for the year ended December 31, 2022. This increase was primarily driven by an increase in cash collections from members, a decrease in acquisition costs, and timing differences in other working capital activities. Cash increases from working-capital were primarily driven by an increase in our reserve for veterinary invoices. Changes in accounts receivable and deferred revenue were primarily related to annual policies with monthly payment terms within our other business segment.

Investing Cash Flows

Net cash provided by investing activities was $7.6 million for the year ended December 31, 2023, primarily consisting of $24.3 million in sales and maturities of investment securities, net of purchases, offset by $18.3 million of capital expenditures primarily related to the development of internal-use software focused on member experience, claims processing, and internal policy management improvements. Net cash used by investing activities was $67.5 million for the year ended December 31, 2022, primarily consisting of $33.8 million in purchases of investment securities, net of sales and maturities, $17.1 million of capital expenditures primarily related to the development of internal-use software, and $15.0 million in net cash paid for business acquisitions.

Financing Cash Flows

Net cash provided by financing activities was $59.1 million for the year ended December 31, 2023, primarily consisting of $60.1 million in proceeds from the Credit Facility, partially offset by $1.7 million in repayments on the Credit Facility. Net cash provided by financing activities was $60.7 million for the year ended December 31, 2022, primarily consisting of $69.1 million in proceeds from the Credit Facility, partially offset by $5.8 million in repurchases of common stock.

Long-Term Debt

Our Credit Facility provides us with up to $150.0 million of credit. As of December 31, 2023, we issued term loans totaling $135.0 million under the Credit Facility. The Credit Facility is secured by substantially all of our assets and those of our subsidiaries. Refer to Note 11, Debt, included in Item 8 of this report, for further details.

Regulation

As of December 31, 2023, our insurance entities collectively held $101.0 million in cash and cash equivalents, to be used for operating expenses of our insurance entities, $129.6 million in short-term investments and $268.0 million in other current assets. Most of the assets in our insurance entities are subject to certain capital and dividend rules and regulations prescribed by jurisdictions in which they are authorized to operate.

American Pet Insurance Company (APIC)

The majority of our investments are held by our insurance entities to satisfy risk-based capital requirements of the National Association of Insurance Commissioners (NAIC). The NAIC requirements provide a method for analyzing the minimum amount of risk-based capital (statutory capital and surplus plus other adjustments) appropriate for an insurance company to support its overall business operations, taking into account the risk characteristics of the company's assets, liabilities and certain other items. An insurance company found to have insufficient statutory capital based on its risk-based capital ratio may be subject to varying levels of additional regulatory oversight depending on the level of capital inadequacy. APIC must hold certain capital amounts in order to comply with the statutory regulations and, therefore, we cannot use these amounts for general operating purposes without regulatory approval. As our business grows, the amount of capital we are required to maintain to satisfy our risk-based capital requirements also generally will increase, though risk-based capital requirements also take our overall rate of growth into consideration. Recently, our other business segment growth has slowed and, currently, we expect that to continue, which would reduce our capital requirements. APIC was required to maintain at least $137.6 million and $142.4 million of risk-based capital as of December 31, 2023 and 2022, respectively. APIC maintained $199.6 million and $162.2 million of risk-based capital surplus as of December 31, 2023 and 2022, respectively. The increase of capital surplus at APIC during the year was primarily due to retained earnings from APIC's underwriting profit and a capital contribution of $3.8 million, partially offset by an ordinary dividend of $7.6 million distributed to the parent entity in December 2023.

ZPIC Insurance Company (ZPIC), QPIC Insurance Company (QPIC), and GPIC Insurance Company (GPIC)

In 2021, we established two new wholly-owned insurance subsidiaries, ZPIC and QPIC, domiciled in Missouri and Nebraska, respectively, and in 2023 we established a new wholly-owned insurance subsidiary, GPIC, domiciled in Canada. We have funded required statutory capital to each of these new subsidiaries. As of December 31, 2023, neither ZPIC, QPIC nor GPIC have begun underwriting any insurance policies, accordingly, each of these entities are currently overcapitalized relative to traditional risk-based capital requirements. We formed these insurance subsidiaries to provide us flexibility as to the insurance entity we use to market and write policies.

Wyndham Insurance Company (SAC) Limited (WICL) Segregated Account AX

WICL Segregated Account AX was established by WICL, with Trupanion, Inc. as the shareholder, to enter into a reinsurance agreement with Omega General Insurance Company. All of the assets and liabilities of WICL Segregated Account AX are legally segregated from other assets and liabilities within WICL, and all shares of the segregated account are owned by Trupanion, Inc. In February 2023, our parent entity received a dividend of $7.3 million from WICL Segregated Account AX as allowed under our agreements with WICL. As required by the Office of the Superintendent of Financial Institutions regulations related to our reinsurance agreement with Omega General Insurance Company, we are required to maintain a Canadian Trust account with the greater of CAD $2.0 million or 120% of unearned Canadian premium plus 20% of outstanding Canadian claims, including all incurred but not reported claims. As of December 31, 2023, the account held CAD $15.7 million.

Though we are not directly regulated by the Bermuda Monetary Authority (BMA), WICL's regulation and compliance impacts us as it could have an adverse impact on the ability of WICL Segregated Account AX to pay dividends. WICL is regulated by the BMA under the Insurance Act of 1978 (Insurance Act) and the Segregated Accounts Company Act of 2000. The Insurance Act imposes on Bermuda insurance companies, solvency and liquidity standards, certain restrictions on the declaration and payment of dividends and distributions, certain restrictions on the reduction of statutory capital, and auditing and reporting requirements, and grants the BMA powers to supervise and, in certain circumstances, to investigate and intervene in the affairs of insurance companies. Under the Insurance Act, WICL, as a class 3 insurer, is required to maintain available statutory capital and surplus at a level equal to or in excess of a prescribed minimum established by reference to net written premiums and loss reserves.

Under the Bermuda Companies Act 1981, as amended, a Bermuda company may not declare or pay a dividend or make a distribution out of contributed surplus if there are reasonable grounds for believing that: (a) the company is, or would after the payment be, unable to pay its liabilities as they become due; or (b) the realizable value of the company's assets would thereby be less than its liabilities. The Segregated Accounts Company Act of 2000 further requires that dividends out of a segregated account can only be paid to the extent that the cell remains solvent and the value of its assets remain greater than the aggregate of its liabilities and its issued share capital and share premium accounts.

Critical Accounting Policies and Significant Estimates

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated financial statements, as well as the reported revenue and expenses during the reporting periods.

Critical accounting policies and estimates are those that we consider the most important to the portrayal of our financial condition and results of operations because they require our most difficult, subjective or complex judgments, often as a result of the need to make estimates about the effect of matters that are inherently uncertain. Generally, we base our estimates on historical experience and on various other factors that we believe to be reasonable under the circumstances. Actual results may differ from these estimates.

Reserve for Veterinary Invoices

We use the chain-ladder method and other actuarial methods to estimate reserves for veterinary invoices for our subscription business and for the majority of our other business segment. Paid loss development factors are estimated based on historical paid loss triangles. The reserve represents our estimate of the future amount we will pay for veterinary invoices that are dated as of, or prior to, our balance sheet date. The reserve also includes our estimate of related internal processing costs. To determine the accrual, we make assumptions based on our historical experience, including the number of veterinary invoices we expect to receive, the average cost of those veterinary invoices, the length of time between the date of the veterinary invoice and the date we receive it, and our expected cost to process and administer the payments. As of each balance sheet date, we reevaluate our reserve and adjust the estimate for new information.

As of December 31, 2023, our reserve for veterinary invoices was $63.2 million, consisting of $61.0 million for the amount we expect to pay in the future for veterinary invoices dated between January 1, 2023 and December 31, 2023, inclusive of related processing costs, and a reserve of $2.2 million for invoices dated prior to January 1, 2023. We believe the reserve amount as of December 31, 2023 is adequate, and we do not believe that there are any reasonably likely changes in the facts or circumstances underlying key assumptions that would result in the reserve balance being insufficient in an amount that would have a material impact on our reported results, financial position or liquidity. The ultimate liability, however, may be in excess of or less than the amount we have reserved.

For the year ended December 31, 2023, we paid $44.7 million for veterinary invoices dated on or before December 31, 2022, including related processing costs. Our reserve estimate for these expenses was $43.7 million as of December 31, 2022. As of December 31, 2023, we had unfavorable development on veterinary invoice reserves of $3.3 million for the year ended December 31, 2022.

Income Taxes

We determine our deferred tax assets and liabilities based on the differences between the financial reporting and tax basis of assets and liabilities. The deferred tax assets and liabilities are measured using the enacted tax rates that will be in effect when the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that the deferred tax asset will not be recovered. We apply judgment in the determination of the consolidated financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Although we believe our assumptions, judgments and estimates are reasonable, changes in tax laws or our interpretation of tax laws and the resolution of any tax audits could significantly impact the amounts provided for income taxes in our consolidated financial statements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risks

Market risk is the risk of loss arising from adverse changes in market rates and prices, such as interest rates (inclusive of credit spreads) and other relevant market rate or price changes. Market risk is directly influenced by the volatility and liquidity in the markets in which the related underlying assets are traded. The following is a discussion of our primary market risk exposures and how those exposures are managed as of December 31, 2023. Our market risk sensitive instruments are primarily entered into for purposes other than trading.

Interest Rate Risk

The primary market risks to our investment portfolio are interest rate risk and credit risk associated with investments in fixed maturity securities. The objective of our investment activities is to maintain principal and the majority of our investments are short-term in nature. For additional information regarding our investments, refer to Note 6, Investments, included in Item 8 of this report.

Additionally, we are exposed to interest rate risk as a result of our debt and our investment activities. Our Credit Facility bears interest at a floating base rate plus an applicable margin. As of December 31, 2023, our aggregate outstanding indebtedness was $128.9 million. A 100 basis points of hypothetical interest rate increase would increase our annual interest expense by $1.3 million. Our fixed maturities portfolio is also exposed to interest rate risk. Changes in interest rates have a direct impact on the market valuation of these securities. Certain securities are held in an unrealized loss position, but we do not intend to sell and believe we will not be required to sell any of these securities held in an unrealized loss position before their anticipated recovery. We manage interest rate risk by investing in securities with relatively short durations. A 100 basis points of hypothetical interest rate increase would not have a material effect on the fair value of our investments.

Foreign Currency Exchange Risk

We generate approximately 15% of our revenue in Canada. As our operations in Canada or the United States grow on an absolute basis and/or relative to one another, our results of operations and cash flows will be subject to fluctuations due to changes in foreign currency exchange rates. A 10% change in the Canadian currency exchange rate could have a material impact on our consolidated financial condition or results of operations. A hypothetical change of this magnitude would have increased or decreased our total revenues by approximately $16.8 million, total expenses by approximately $16.2 million, and have a net impact of $0.6 million of income or loss for the year ended December 31, 2023. To date, we have not entered into any material foreign currency hedging contracts although we may do so in the future. Other foreign currency risk in European currencies is currently immaterial.

Item 8. Financial Statements and Supplementary Data

Trupanion, Inc.
Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Trupanion, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Trupanion, Inc. (the Company) as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 26, 2024 expressed an adverse opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Reserve for Veterinary Invoices

Description of the Matter The Company's reserve for veterinary invoices totaled $63.2 million as of December 31, 2023. As discussed in Note 1 and Note 10 to the financial statements, the Company's reserve for veterinary invoices is based on an actuarial analysis of the Company's historical experience where the Company makes assumptions to estimate the amount the Company will pay for veterinary invoices that haven't been processed or received but that are dated as of, or prior to, its balance sheet date. The estimate of veterinary invoice reserves is subject to a number of variables, including historical trends involving payment patterns and amounts.

Auditing the Company's reserve for veterinary invoices is complex and required the involvement of our actuarial specialists due to the sensitivity of the estimated reserve to management's assumptions. Estimating the ultimate cost to settle the veterinary invoice reserve is subjective due to the possibility that the actual veterinary invoice payments may not be comparable to historical trends experienced by the Company.

How We Addressed the Matter in Our Audit To evaluate the reserve for veterinary invoices, our audit procedures included, among others, testing the completeness and accuracy of the historical veterinary paid invoice data used in management's actuarial projections. We involved our actuarial specialists to assist in our evaluation of management's methodologies and assumptions used in the calculation of the reserve and compared the Company's recorded reserve to a range of reasonable estimates developed independently by our actuarial specialists.

/s/ Ernst & Young LLP

We have served as the Company's auditor since 2012.

Seattle, Washington
February 26, 2024

Trupanion, Inc.
Consolidated Statements of Operations
(in thousands, except share data)

	Year Ended December 31,		
	2023	2022	2021
Revenue	$ 1,108,605	$ 905,179	$ 698,991
Cost of revenue:			
Veterinary invoice expense[1]	831,055	649,737	486,062
Other cost of revenue[1]	146,534	133,257	108,583
Total cost of revenue	977,589	782,994	594,645
Operating expenses:			
Technology and development[1]	21,403	25,133	16,866
General and administrative[1]	60,207	39,379	31,893
New pet acquisition expense[1]	77,372	89,500	78,647
Depreciation and amortization	12,474	10,921	11,965
Total operating expenses	171,456	164,933	139,371
Gain (loss) from investment in joint venture	(219)	(253)	(171)
Operating loss	(40,659)	(43,001)	(35,196)
Interest expense	12,077	4,267	10
Other expense (income), net	(7,701)	(3,072)	14
Loss before income taxes	(45,035)	(44,196)	(35,220)
Income tax expense (benefit)	(342)	476	310
Net loss	$ (44,693)	$ (44,672)	$ (35,530)
Net loss per share:			
Basic and diluted	$ (1.08)	$ (1.10)	$ (0.89)
Weighted average shares of common stock outstanding:			
Basic and diluted	41,436,882	40,765,355	40,137,505

[1]Includes stock-based compensation expense as follows:

Veterinary invoice expense	$ 3,667	$ 4,145	$ 4,538
Other cost of revenue	1,612	2,339	2,610
Technology and development	2,846	4,742	3,056
General and administrative	17,717	12,831	8,862
New pet acquisition expense	7,319	9,336	9,160

Trupanion, Inc.
Consolidated Statements of Comprehensive Loss
(in thousands)

	Year Ended December 31,					
	2023		**2022**		**2021**	
Net loss	$	(44,693)	$	(44,672)	$	(35,530)
Other comprehensive income (loss):						
Foreign currency translation adjustments		2,712		(4,412)		(496)
Net unrealized gain (loss) on available-for-sale debt securities		3,992		(4,966)		502
Other comprehensive income (loss), net of taxes		6,704		(9,378)		6
Comprehensive income (loss)	$	(37,989)	$	(54,050)	$	(35,524)

Trupanion, Inc.
Consolidated Balance Sheets
(in thousands, except share data)

		December 31,		
		2023		**2022**
Assets				
Current assets:				
Cash and cash equivalents	$	147,501	$	65,605
Short-term investments		129,667		156,804
Accounts and other receivables, net of allowance for credit loss of $1,085 at December 31, 2023 and $540 at December 31, 2022		267,899		232,439
Prepaid expenses and other assets		17,022		14,248
Total current assets		562,089		469,096
Restricted cash		22,963		19,032
Long-term investments		12,866		7,841
Property, equipment, and internal-use software, net		103,650		90,701
Intangible assets, net		18,745		24,031
Other long-term assets		18,922		18,943
Goodwill		43,713		41,983
Total assets	$	782,948	$	671,627
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable	$	10,505	$	9,471
Accrued liabilities and other current liabilities		34,052		32,616
Reserve for veterinary invoices		63,238		43,734
Deferred revenue		235,329		202,692
Long-term debt - current portion		1,350		1,103
Total current liabilities		344,474		289,616
Long-term debt		127,580		68,354
Deferred tax liabilities		2,685		3,392
Other liabilities		4,487		4,968
Total liabilities		479,226		366,330
Stockholders' equity:				
Common stock: $0.00001 par value per share, 100,000,000 shares authorized; 42,887,052 and 41,858,866 shares issued and outstanding at December 31, 2023 and 42,041,344 and 41,013,158 shares issued and outstanding at December 31, 2022		—		—
Preferred stock: $0.00001 par value per share, 10,000,000 shares authorized; no shares issued and outstanding		—		—
Additional paid-in capital		536,108		499,694
Accumulated other comprehensive income (loss)		403		(6,301)
Accumulated deficit		(216,255)		(171,562)
Treasury stock, at cost: 1,028,186 shares at December 31, 2023 and 2022		(16,534)		(16,534)
Total stockholders' equity		303,722		305,297
Total liabilities and stockholders' equity	$	782,948	$	671,627

Trupanion, Inc.
Consolidated Statements of Stockholders' Equity
(in thousands, except share amounts)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total Stockholders' Equity
	Shares	Amount					
Balance at January 1, 2021	39,450,807 $	— $	439,007 $	(91,360) $	3,071 $	(10,779) $	339,939
Issuance of common stock in connection with the Company's equity award programs, net of tax withholdings	1,024,378	—	(1,117)	—	—	—	(1,117)
Stock-based compensation expense	—	—	28,902	—	—	—	28,902
Other comprehensive income (loss)	—	—	—	—	6	—	6
Net loss	—	—	—	(35,530)	—	—	(35,530)
Balance at December 31, 2021	40,475,185	—	466,792	(126,890)	3,077	(10,779)	332,200
Issuance of common stock in connection with the Company's equity award programs, net of tax withholdings	632,994	—	(2,124)	—	—	—	(2,124)
Stock-based compensation expense	—	—	35,026	—	—	—	35,026
Repurchases of common stock	(95,021)	—	—	—	—	(5,755)	(5,755)
Other comprehensive income (loss)	—	—	—	—	(9,378)	—	(9,378)
Net loss	—	—	—	(44,672)	—	—	(44,672)
Balance at December 31, 2022	41,013,158	—	499,694	(171,562)	(6,301)	(16,534)	305,297
Issuance of common stock in connection with the Company's equity award programs, net of tax withholdings	845,708	—	1,118	—	—	—	1,118
Stock-based compensation expense	—	—	35,296	—	—	—	35,296
Other comprehensive income (loss)	—	—	—	—	6,704	—	6,704
Net loss	—	—	—	(44,693)	—	—	(44,693)
Balance at December 31, 2023	41,858,866 $	— $	536,108 $	(216,255) $	403 $	(16,534) $	303,722

Trupanion, Inc.
Consolidated Statements of Cash Flows
(in thousands)

| | Year Ended December 31, | | |
	2023	2022	2021
Operating activities			
Net loss	$ (44,693)	$ (44,672)	$ (35,530)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:			
Depreciation and amortization	12,474	10,921	11,965
Stock-based compensation expense	33,161	33,393	28,226
Other, net	1,347	1,051	(1,927)
Changes in operating assets and liabilities:			
Accounts and other receivables	(35,440)	(66,982)	(66,170)
Prepaid expenses and other assets	(1,907)	(5,227)	(3,055)
Accounts payable, accrued liabilities, and other liabilities	1,644	3,136	8,796
Reserve for veterinary invoices	19,485	4,227	10,768
Deferred revenue	32,567	56,153	54,385
Net cash provided by (used in) operating activities	18,638	(8,000)	7,458
Investing activities			
Purchases of investment securities	(165,936)	(273,006)	(95,672)
Maturities and sales of investment securities	190,270	239,210	57,869
Cash paid in business acquisition, net of cash acquired	—	(15,034)	—
Purchases of property, equipment, and internal-use software	(18,280)	(17,088)	(12,355)
Other	1,585	(1,598)	(1,755)
Net cash provided by (used in) investing activities	7,639	(67,516)	(51,913)
Financing activities			
Proceeds from debt financing, net of financing fees	60,102	69,138	—
Repayment of debt financing	(1,717)	(571)	—
Repurchases of common stock	—	(5,755)	—
Proceeds from exercise of stock options	2,655	2,290	3,607
Shares withheld to satisfy tax withholding	(1,536)	(4,359)	(4,732)
Other	(378)	—	—
Net cash provided by (used in) financing activities	59,126	60,743	(1,125)
Effect of foreign exchange rate changes on cash, cash equivalents, and restricted cash, net	424	(1,459)	252
Net change in cash, cash equivalents, and restricted cash	85,827	(16,232)	(45,328)
Cash, cash equivalents, and restricted cash at beginning of period	84,637	100,869	146,197
Cash, cash equivalents, and restricted cash at end of period	$ 170,464	$ 84,637	$ 100,869
Supplemental disclosures			
Income taxes paid (refund)	$ 611	$ 2,498	$ 282
Interest paid	12,100	3,353	16
Noncash investing and financing activities:			
Purchases of property, equipment, and internal-use software included in accounts payable and accrued liabilities	887	1,324	729

1. Nature of Operations and Summary of Significant Accounting Policies

Description of Business

Trupanion, Inc. (collectively with its wholly-owned subsidiaries, the "Company") provides medical insurance for cats and dogs in the United States, Canada, Continental Europe, and Australia. The Company's data-driven, vertically-integrated approach enables the Company to provide pet owners with products that the Company believes are the highest value medical insurance, priced specifically for each pet's unique characteristics.

Basis of Presentation

The consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") and include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from such estimates.

Cash, Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At times, cash on deposit may be in excess of the applicable federal deposit insurance corporation limits.

The Company considers any cash account not held in trust for a third party that is contractually restricted to withdrawal or use to be restricted cash. The Company is required to maintain certain restricted cash balances to comply with insurance company regulations. As of December 31, 2023, the Company was in compliance with all requirements.

Accounts and Other Receivables

Accounts and other receivables are comprised of trade receivables and other miscellaneous receivables and are carried at their estimated collectible amounts. Trade receivables are primarily related to the Company's other business segment where the Company generates revenue from underwriting policies through unaffiliated general agents. These policies are typically annual policies, with monthly payment terms through the end of the twelve-month period. The Company had $249.8 million and $220.8 million accounts receivable associated with underwriting these policies as of December 31, 2023 and 2022, respectively. During the year ended December 31, 2023, the Company incurred a non-recurring $3.8 million settlement of accounts receivable due to uncollected premiums in connection with the transition of underwriting a third-party business to other insurers.

Deferred Acquisition Costs

The Company incurs certain costs, including premium taxes, enrollment-based bonuses, and referral fees that directly relate to the successful acquisition of new or renewal customer contracts. These costs are deferred and are included in prepaid expenses and other assets on the consolidated balance sheet and amortized over the related policy term to the applicable financial statement line item, either new pet acquisition expense or other cost of revenue. Deferred acquisition costs as of December 31, 2023 and 2022 were $7.4 million and $6.0 million, respectively. Amortized deferred acquisition costs classified within new pet acquisition expense amounted to $6.0 million, $4.9 million, and $4.7 million and amortized deferred acquisition costs classified within other cost of revenue amounted to $45.6 million, $33.9 million, and $30.5 million, for the years ended December 31, 2023, 2022, and 2021, respectively.

Investments

The Company invests in investment grade fixed maturity securities of varying maturities. Available-for-sale securities are reported at fair value with unrealized gains and losses included in accumulated other comprehensive income (loss). Held-to-maturity securities are reported at amortized cost. Premiums or discounts on fixed maturity securities are amortized or accreted over the life of the security and included in interest income. There were $0.3 million in realized gains and $0.9 million in realized losses on sales of fixed maturity securities during the year ended December 31, 2023, and no realized gains or losses on sales of fixed maturity securities during the years ended December 31, 2022 and 2021.

Each reporting period, the Company evaluates whether declines in fair value of its investments below carrying value are the result of expected credit losses. This evaluation includes the Company's ability and intent to hold these investments until recovery of carrying value occurs, including an evaluation of all available information relevant to the collectability of the security, including past events, current conditions, and reasonable and supportable forecasts. Expected credit losses are recorded as an allowance through other expense (income), net on the Company's consolidated statements of operations.

Fair Value of Financial Instruments

The Company is required to disclose information on all assets and liabilities reported at fair value that enables an assessment of the inputs used in determining the reported fair values. The fair value hierarchy prioritizes valuation inputs based on the observable nature of those inputs. The fair value hierarchy applies only to the valuation inputs used in determining the reported fair value of the investments and is not a measure of the investment credit quality. The hierarchy defines three levels of valuation inputs:

> Level 1 - Quoted prices in active markets for identical assets or liabilities

> Level 2 - Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly

> Level 3 - Unobservable inputs that reflect the Company's own assumptions about the assumptions market participants would use in pricing the asset or liability

The Company's financial instruments, in addition to those presented in Note 8, Fair Value, include cash and cash equivalents, accounts receivable, accounts payable, and accrued liabilities. The carrying amounts of accounts receivable, accounts payable, and accrued liabilities approximate fair value because of the short-term nature of these instruments.

Property, Equipment, and Internal-Use Software

Property, equipment, and internal-use software primarily consists of building, land and land improvements, office equipment, internal-use software related to the Company's website, and internal support systems. Internal-use software is capitalized during the application development stage of the project. Property and equipment is recorded at cost and depreciated using the straight-line method over the estimated useful life of the respective asset:

Land	Not depreciable
Land improvements	10 years
Building	39 years
Software	3 to 5 years
Office equipment	3 to 5 years

Goodwill and Intangible Assets

Goodwill and indefinite-lived intangible assets are not amortized. The Company reviews these assets for impairment at least annually or if indicators of potential impairment exist. Acquired finite-lived intangibles are amortized on a straight-line basis over the estimated useful lives of the assets. The Company has recognized no impairment loss on goodwill and indefinite-lived intangible assets for the years ended December 31, 2023, 2022, and 2021.

Asset Impairment

Long-lived assets, including property, equipment, internal-use software, and finite-lived intangible assets, are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Should an impairment exist, the impairment loss would be measured as the amount the asset's carrying value exceeds its fair value. The Company has recognized no impairment loss on long-lived assets, including property, equipment, internal-use software, and finite-lived intangible assets for the years ended December 31, 2023, 2022, and 2021.

Reserve for Veterinary Invoices

Reserve for veterinary invoices is an estimate of the future amount the Company will pay for veterinary invoices that are dated as of, or prior to, its balance sheet date. The reserve also includes the Company's estimate of related internal processing costs. To determine the accrual, the Company makes assumptions based on its historical experience, including the number of veterinary invoices it expects to receive, the average cost of those veterinary invoices, the length of time between the date of the veterinary invoice and the date the Company receives it, the member's chosen deductible, and the Company's expected cost to process and administer the payments. As of each balance sheet date, the Company reevaluates its reserve and adjusts the estimate for new information.

Deferred Revenue

Deferred revenue is primarily related to the Company's other business segment where the Company generates revenue from underwriting policies through unaffiliated general agents. These policies are typically annual policies for which revenue is recognized pro-rata over the twelve-month policy period. Deferred revenue also consists of subscription fees received or billed in advance of the subscription services within the Company's subscription business.

Revenue Recognition

The Company generates revenue primarily from subscription fees and through underwriting policies for unaffiliated general agents. For the year ended December 31, 2023, premiums from policies sourced by general agents accounted for 34% of our total revenue, and one general agent sourced members whose premiums accounted for over 10% of our total revenue. Revenue is recognized pro-rata over the terms of the customer contracts.

Veterinary Invoice Expense

Veterinary invoice expense includes the Company's costs to review and pay veterinary invoices, administer the payments, and provide member services, and other operating expenses directly or indirectly related to this process. The Company also accrues for veterinary invoices that have been incurred but not yet received or paid and the estimated cost of processing these invoices. Veterinary invoice expense also includes amounts paid by unaffiliated general agents on our behalf, and an estimate of amounts incurred and not yet paid for the other business segment.

Other Cost of Revenue

Other cost of revenue for the subscription business segment includes direct and indirect member service expenses, Territory Partner renewal fees, credit card transaction fees and premium tax expenses. Other cost of revenue for the other business segment includes the commissions the Company pays to unaffiliated general agents and costs to administer the programs in the other business segment.

Technology and Development

Technology and development expenses primarily consist of personnel costs and related expenses for the Company's technology staff, which includes information technology development and infrastructure support and third-party services. It also includes expenses associated with development of new products and offerings.

General and Administrative

General and administrative expenses consist primarily of personnel costs and related expenses for the Company's finance, actuarial, human resources, legal, regulatory, and general management functions, as well as facilities and professional services.

New Pet Acquisition Expense

New pet acquisition expense primarily consists of costs, including employee compensation, to educate veterinarians and consumers about the benefits of Trupanion, to generate leads and to convert leads into enrolled pets, as well as print, online and promotional advertising costs.

Other Expense (Income), Net

Other income, net, was $7.7 million, $3.1 million, and nil, including interest income of $9.0 million, $3.0 million, and $0.3 million offset by credit losses of $1.7 million, nil, and nil for the years ended December 31, 2023, 2022, and 2021, respectively.

Advertising

Advertising costs are expensed as incurred, with the exception of television advertisements, which are expensed the first time each advertisement is aired. Advertising costs amounted to $16.9 million, $25.5 million and $23.6 million, in the years ended December 31, 2023, 2022 and 2021, respectively.

Stock-Based Compensation

Compensation expense related to stock-based transactions, including employee and non-employee stock option awards, restricted stock awards, and restricted stock units, is measured and recognized in the financial statements based on fair value. The fair value of restricted stock awards and restricted stock units is the common stock price as of the measurement date. The fair value of stock options is estimated on the measurement date using the Black-Scholes option-pricing model that requires management to apply judgment and make estimates, including:

- *Expected volatility* —The Company estimates the expected volatility based on the historical volatility of a representative group of publicly traded companies with similar characteristics to the Company, and its own historical volatility;
- *Expected term for awards granted to employees* —The Company has based its expected term for awards issued to employees on the simplified method, as permitted by the SEC Staff Accounting Bulletin Topic 14, Share-Based Payment;
- *Risk-free interest rate*—The risk-free interest rate is based on the yields of U.S. Treasury securities with maturities similar to the expected term of the options; and
- *Expected dividend yield*—The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. Consequently, the Company uses an expected dividend yield of zero.

Stock-based compensation expense for stock options, restricted stock awards, and restricted stock units is recognized on a straight-line basis over the requisite service period, which is generally the vesting period of the respective award. The Company recognizes forfeitures when they occur.

Income Taxes

The Company uses the asset and liability approach for accounting and reporting income taxes. Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases, operating loss, and tax credit carryforwards.

Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect of a tax rate change is recognized in the period that includes the enactment date. Valuation allowances are provided for when it is considered more likely than not that deferred tax assets will not be realized.

The Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than a 50% likelihood of being realized. Penalties and interest are classified as a component of income taxes.

Foreign Currency Translation

The Company's consolidated financial statements are reported in U.S. dollars. Assets and liabilities denominated in foreign currencies were translated to U.S. dollars, the reporting currency, at the exchange rates in effect on the balance sheet date. Revenue and expenses denominated in foreign currencies were translated to U.S. dollars using a weighted average rate for the relevant reporting period. Cumulative translation adjustments of $(0.1) million, $(2.8) million, and $1.6 million were recorded in accumulated other comprehensive loss (income) as of December 31, 2023, 2022, and 2021, respectively.

Reclassifications

Certain reclassifications have been made to prior-year amounts to conform to current-year reporting classifications. These reclassifications had no impact on net earnings, total assets, total liabilities, or total shareholders' equity.

Insurance Operations

Effective January 1, 2015, the Company formed a segregated account in Bermuda as part of Wyndham Insurance Company (SAC) Limited (WICL) and entered into a revised fronting and reinsurance arrangement with Omega General Insurance Company (Omega) to include its newly formed segregated account. The Company maintains all risk with the business written in Canada and consolidates the entity in its financial statements. Dividends are allowed subject to the Segregated Accounts Company Act of 2000, which allows for dividends only to the extent that the entity remains solvent and the value of its assets remain greater than the aggregate of its liabilities and its issued share capital and share premium accounts.

For the Company's Canadian business, all plans are written by Omega and the risk is assumed by the Company through a fronting and reinsurance agreement. Premiums are recognized and earned pro rata over the terms of the related customer contracts. Revenue recognized from the agreement in 2023, 2022, and 2021 was $167.6 million, $135.9 million and $112.0 million, respectively, and deferred revenue relating to this arrangement at December 31, 2023 and 2022 was $9.5 million and $6.4 million, respectively. Reinsurance revenue was 15%, 15%, and 16% of total revenue in 2023, 2022, and 2021, respectively. Cash designated for the purpose of paying claims related to this reinsurance agreement was $11.2 million and $7.2 million at December 31, 2023 and 2022, respectively. In addition, as required by the Office of the Superintendent of Financial Institutions regulations related to the Company's reinsurance agreement with Omega, the Company is required to fund a Canadian Trust account with the greater of CAD $2.0 million or 120% of unearned Canadian premium plus 20% of outstanding Canadian claims, including all incurred but not reported claims. As of December 31, 2023, the account balance was CAD $15.7 million and the Company was in compliance with all requirements.

The Company has not transferred any risk to third-party reinsurers.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of cash and cash equivalents, investments, and debt. The Company manages its risk by investing cash equivalents and investment securities in money market instruments and securities of the U.S. government, U.S. government agencies and high-credit-quality issuers of debt securities.

Recent Accounting Pronouncements

In November 2023, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2023-07 related to improving segment disclosures. This ASU enhances disclosures about significant segment expenses, allows for multiple measures of a segment's profit or loss, and requires additional disclosures about the Chief Operating Decision Maker. The ASU is effective for annual periods beginning after December 15, 2023, including interim periods within that reporting period, with early adoption permitted. As of year-end, the Company is still evaluating the impact on its consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09 which improves and expands upon the income tax disclosures, primarily related to the rate reconciliation and income taxes paid information. The ASU is effective for annual periods beginning after December 15, 2024, including interim periods within that reporting period, with early adoption permitted. As of year-end, the Company is still evaluating the impact on its consolidated financial statements.

2. Net Loss per Share

Basic net loss per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share is calculated using the weighted average number of shares of common stock plus, when dilutive, potential shares of common stock outstanding using the treasury-stock method. Potential shares of common stock outstanding include stock options, unvested restricted stock awards and restricted stock units.

The following potentially dilutive equity securities were not included in the diluted earnings per share of common stock calculation because they would have had an antidilutive effect:

	As of December 31,		
	2023	2022	2021
Stock options	408,970	629,650	807,205
Restricted stock awards and restricted stock units	714,382	1,112,552	1,087,627

3. Business Combinations

PetExpert

On November 16, 2022, the Company acquired 100% of voting equity interest in Royal Blue s.r.o., the parent company of PetExpert, a veterinary-centric, managing general agent for pet insurance with operations in the Czech Republic, Slovakia, and Belgium for approximately $12.3 million in net cash. The acquisition provides the Company with a foothold in Europe, allowing for expansion within different countries within the region. Additionally, the acquired technology from PetExpert focuses on the pet space and, along with the acquired personnel, is intended to enable the Company to improve its back-end software to help facilitate growth opportunities. The Company incurred $0.2 million of acquisition-related costs that were recorded in general and administrative expenses.

The acquisition is recorded using the purchase method of accounting in accordance with Accounting Standards Codification (ASC) 805, *Business Combinations*, which requires that the assets acquired and liabilities assumed to be recorded at their respective fair values at the acquisition date. The excess of the purchase price over the estimated fair values of the net tangible and intangible assets acquired is recorded as goodwill. The application of the purchase method of accounting resulted in the recognition of intangible assets, the estimated fair values of which involved a discounted cash flow model and certain assumptions and estimates, including but not limited to, revenue growth rates and margins, attrition rates, and discount rates. These estimates are inherently uncertain and unanticipated events and circumstances may occur which could affect the accuracy or validity of estimates used in purchase accounting. The purchase price allocation recorded in a business combination may change during the measurement period, which is a period not to exceed one year from the date of acquisition, as additional information about conditions existing at the acquisition date becomes available.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the acquisition date (in thousands):

	November 16, 2022
Current assets, net of cash acquired	$ 295
Property and equipment and other long-term assets	27
Amortizable intangible assets	5,121
Goodwill	9,541
Current liabilities and short-term loan	(1,677)
Deferred tax liability and other liabilities	(1,056)
Total consideration transferred, net of cash acquired	$ 12,251

The Company acquired intangible assets which included developed technologies and customer relationships with an estimated useful life of 5.0 years. The goodwill recognized is attributable primarily to going concern value such as assembled workforce, future technology development, future customers, and expected synergies from incorporating the operations into the Company's portfolio. It has been assigned to the subscription business segment. None of the goodwill associated with this acquisition is expected to be deductible for income tax purposes.

As of the acquisition date, the Company assumed a credit agreement entered into by PetExpert in 2021 that provides for a revolving line of credit. This line of credit was due and paid in full in May 2023.

Smart Paws

On August 31, 2022, the Company completed an acquisition of 100% of the equity of Smart Paws GmbH (Smart Paws), a managing general agent for pet insurance with operations in Germany and Switzerland, for approximately $2.8 million in net cash. The acquisition of Smart Paws provides the Company with a foothold in Europe, allowing for expansion within different countries within the region. The Company incurred $0.1 million of acquisition related costs that were included in general and administrative expenses during the year ended December 31, 2022.

The Company acquired a definite-lived intangible asset valued at $1.1 million with an estimated useful life of 5.0 years. Goodwill of $2.6 million was recognized as a result of the acquisition and attributable primarily to going concern value such as assembled workforce, future customers, and expected synergies from incorporating the operations into the Company's portfolio. None of the goodwill associated with this acquisition is expected to be deductible for income tax purposes.

The results of PetExpert and Smart Paws operations have been included in the consolidated financial statements since the acquisition date, but were immaterial to the Company's consolidated financial statements.

4. Property, Equipment, and Internal-Use Software, Net

Property, equipment, and internal-use software, net consisted of the following (in thousands):

	December 31,	
	2023	2022
Land and improvements	$ 15,911	$ 15,911
Building and improvements	48,974	48,963
Software	40,097	34,779
Office equipment and other	6,129	6,814
Construction in progress	34,627	21,415
Property, equipment and internal-use software, at cost	145,738	127,882
Less: Accumulated depreciation	(42,088)	(37,181)
Property and equipment, net	$ 103,650	$ 90,701

Depreciation expense related to property, equipment, and internal-use software was $6.7 million, $6.1 million and $7.1 million for the years ended December 31, 2023, 2022 and 2021, respectively.

5. Goodwill and Intangible Assets

Goodwill arises from business acquisitions in which the purchase price exceeds the fair value of tangible and intangible assets acquired less assumed liabilities.

The following is a summary of goodwill by reportable segment for the years ended December 31, 2023 and 2022 (in thousands):

	Subscription Business	Other Business	Total
Balance as of January 1, 2022	$ 32,709	$ —	$ 32,709
Acquisitions	12,159	—	12,159
Effects of foreign currency	(2,885)	—	(2,885)
Balance as of December 31, 2022	41,983	—	41,983
Effects of foreign currency	1,730	—	1,730
Balance as of December 31, 2023	$ 43,713	$ —	$ 43,713

The following table presents the detail of intangible assets other than goodwill for the periods presented (in thousands):

	Gross Carrying Value		Accumulated Amortization		Net Carrying Value		Weighted Average Useful Life Remaining as of December 31, 2023
December 31, 2023:							
Licenses	$	4,773	$	—	$	4,773	N/A
Leases		848		(848)		—	—
Trade name		1,294		(412)		882	6.8
Developed technologies		17,278		(9,023)		8,255	2.6
Customer relationships		8,379		(4,855)		3,524	2.1
Patents, trademarks, and other		2,459		(1,148)		1,311	5.0
Total Intangibles	$	35,031	$	(16,286)	$	18,745	2.8
December 31, 2022:							
Licenses	$	4,773	$	—	$	4,773	
Leases		2,959		(2,866)		93	
Trade name		1,228		(266)		962	
Developed technologies		16,770		(5,164)		11,606	
Customer relationships		7,980		(3,001)		4,979	
Patents, trademarks, and other		2,768		(1,150)		1,618	
Total Intangibles	$	36,478	$	(12,447)	$	24,031	

The Company acquired an insurance company in 2007, which originally included licenses in 23 states. These licenses were valued at $4.8 million. The Company is currently licensed in all 50 states, the District of Columbia and Puerto Rico. Insurance licenses are renewed annually upon payment of various fees assessed by the issuing state. Renewal costs are expensed as incurred. Insurance licenses are considered an indefinite-lived intangible asset given the planned renewal of the certificates of authority and applicable licenses for the foreseeable future.

Amortization expense associated with intangible assets was $5.7 million, $4.8 million, and $4.9 million for the years ended December 31, 2023, 2022, and 2021, respectively.

As of December 31, 2023, expected amortization expense relating to purchased intangible assets for each of the next five years and thereafter is as follows (in thousands):

Year ending December 31:		
2024	$	5,345
2025		4,556
2026		1,482
2027		1,311
2028		164
Thereafter		443
Total	$	13,301

6. Investments

Available-for sale securities are classified as short-term versus long-term investments based on whether they represent the investment of funds available for current operations. All available-for-sale securities are considered short-term in nature, with the exception of certain long-term investments that are being held for statutory requirements. Held-to-maturity securities are classified as short-term versus long-term investments based on the effective maturity dates. The amortized cost, gross unrealized holding gains and losses, and estimates of fair value of long-term and short-term investments by major security type and class of security were as follows as of December 31, 2023 and 2022 (in thousands):

	Amortized Cost		Gross Unrealized Holding Gains		Gross Unrealized Holding Losses		Fair Value	
As of December 31, 2023								
Long-term investments:								
Available-for-sale investments								
Foreign deposits	$	11,869	$	—	$	—	$	11,869
	$	11,869	$	—	$	—	$	11,869
Held-to-maturity investments								
U.S. treasury securities	$	997	$	8	$	—	$	1,005
	$	997	$	8	$	—	$	1,005
Short-term investments:								
Available-for-sale investments								
U.S. treasury securities	$	44,425	$	326	$	(64)	$	44,687
Mortgage-backed securities and collateralized mortgage obligations		10,460		69		(75)		10,454
Other asset-backed securities		12,422		67		(53)		12,436
Corporate bonds		36,404		332		(123)		36,613
	$	103,711	$	794	$	(315)	$	104,190
Held-to-maturity investments								
U.S. Treasury securities	$	13,179	$	21	$	(15)	$	13,185
Certificates of deposit		12,298		—		—		12,298
	$	25,477	$	21	$	(15)	$	25,483

	Amortized Cost		Gross Unrealized Holding Gains		Gross Unrealized Holding Losses		Fair Value	
As of December 31, 2022								
Long-term investments:								
Available-for-sale investments								
Foreign deposits	$	7,683	$	—	$	—	$	7,683
	$	7,683	$	—	$	—	$	7,683
Held-to-maturity investments								
U.S. treasury securities	$	158	$	—	$	(4)	$	154
	$	158	$	—	$	(4)	$	154
Short-term investments:								
Available-for-sale investments								
U.S. treasury securities	$	42,833	$	17	$	(203)	$	42,647
Mortgage-backed securities and collateralized mortgage obligations		8,015		8		(105)		7,918
Other asset-backed securities		11,286		8		(85)		11,209
Municipal bond		1,000		—		(6)		994
Corporate bonds		37,793		95		(357)		37,531
	$	100,927	$	128	$	(756)	$	100,299
Held-to-maturity investments								
U.S. Treasury securities	$	12,059	$	—	$	(58)	$	12,001
Certificates of deposit		3,254		—		—		3,254
U.S. government funds		41,192		—		—		41,192
	$	56,505	$	—	$	(58)	$	56,447

Maturities of investments classified as available-for-sale and held-to-maturity were as follows (in thousands):

| | December 31, 2023 | | | |
	Amortized Cost		Fair Value	
Available-for-sale:				
Due under one year	$	2,420	$	2,408
Due after one year through five years		90,278		90,761
	$	92,698	$	93,169
Available-for-sale collateralized:				
Mortgage-backed securities and collateralized mortgage obligations	$	10,460	$	10,454
Other asset-backed securities		12,422		12,436
	$	22,882	$	22,890
Held-to-maturity:				
Due under one year	$	25,477	$	25,483
Due after one year through five years		997		1,005
	$	26,474	$	26,488

The Company does not expect any credit losses from its held-to-maturity investments, considering the composition of the investment portfolio and the credit loss history of these investments. For available-for-sale investments, the Company determined that there were unrealized losses of $0.3 million and $0.8 million for the years ended December 31, 2023 and 2022, respectively. As of December 31, 2023, $18.9 million in available-for-sale investments have been in a loss position for more than twelve months, with total unrealized losses of $0.2 million. As of December 31, 2023, $25.9 million available-for-sale investments have been in a loss position for less than twelve months, with total unrealized losses of $0.1 million. As of December 31, 2022, no available-for-sale investments had been in a loss position for more than twelve months. As of December 31, 2022, $76.3 million available-for-sale investments had been in a loss position for less than twelve months, with total unrealized losses of $0.8 million. These losses relate to interest rate changes. The Company does not expect any credit losses from its available-for-sale investments, considering the composition of the investment portfolio and the credit rating of these investments. For those securities, the Company determined it is not likely to, and does not intend to, sell prior to a potential recovery.

Proceeds from the sales of fixed maturities classified as available-for-sale were $114.7 million and $43.0 million during the years ended December 31, 2023 and 2022, respectively.

7. Other Investments

Preferred Stock Investment

The Company has invested $7.0 million in the preferred stock of a variable interest entity, Baystride, Inc., a U.S.-based privately held corporation operating in the pet food industry. The Company does not have power over the activities that most significantly impact the economic performance of the entity and is, therefore, not the primary beneficiary. The Company has the option to purchase all of the outstanding common stock issued by the entity in August 2027 at an amount approximating its expected fair value. The preferred stock investment in the entity is redeemable, and therefore, is accounted for as an available-for-sale debt security, and measured at fair value at each balance sheet date — see Note 8.

Additionally, the Company has extended a $7.0 million revolving line of credit to the variable interest entity to fund its inventory purchases, which will increase annually by $2.0 million until the note's maturity in 2027. Borrowing amounts are subject to limitations based on Baystride's forecasted revenues and inventory balances. The Company's investment and amounts loaned under the line of credit are recorded in other long-term assets on its consolidated balance sheet. The outstanding loan balance under the line of credit, including accrued interest, was $4.0 million and $6.3 million as of December 31, 2023 and 2022, respectively. The Company has also entered into a series of agreements to provide ancillary services to, and receive reimbursement from, the variable interest entity at cost. The Company provided $0.4 million and $0.8 million of these services for the years ended December 31, 2023 and 2022, respectively.

Allowance for Credit Loss

The Company regularly evaluates its investments for expected credit losses. The Company considers past events, current conditions, and reasonable and supportable forecasts in estimating an allowance for credit losses. Additionally, the Company considers the ultimate collection of cash flows from its investments and whether the Company has the intent to sell, or if it is more likely than not the Company would be required to sell the security prior to recovery of its amortized cost. Such evaluations are revised as conditions change and new information becomes available. Based on these considerations, the Company has established an allowance for credit losses related to its investment in the preferred stock of a variable interest entity. The following table presents a rollforward of the allowance for credit losses for this investment.

Balance as of January 1, 2022	$	—
(Addition to) allowance for credit losses		—
Balance as of December 31, 2022		—
(Addition to) allowance for credit losses		(1,674)
Balance as of December 31, 2023	$	(1,674)

Investment in Joint Venture

In September 2018, the Company acquired a non-controlling equity interest in a joint venture in Australia, whereby it has committed to licensing certain intellectual property and contributing up to $2.2 million AUD upon the achievement of specific operational milestones over a period of at least four years from the agreement execution date. As of December 31, 2023, the Company has contributed $1.3 million AUD. This equity investment is accounted for using the equity method and is classified in other long-term assets on the Company's consolidated balance sheet. The Company's share of income and losses from this equity method investment is included in gain (loss) from investment in joint venture on its consolidated statement of operations. Also included in this line item are income and expenses associated with administrative services provided to the joint venture.

8. Fair Value

Fair Value Disclosures

The following table summarizes, by major security type, the Company's assets that are measured at fair value on a recurring basis, and placement within the fair value hierarchy (in thousands):

| | As of December 31, 2023 | | | |
	Fair Value	Level 1	Level 2	Level 3
Assets				
Money market funds	$ 67,360	$ 67,360	$ —	$ —
Fixed maturities:				
Mortgage-backed securities and collateralized mortgage obligations	10,454	—	10,454	—
Other asset-backed securities	12,436	—	12,436	—
Corporate bonds	36,613	—	36,613	—
Foreign deposits	11,869	11,869	—	—
U.S. Treasury securities	44,687	—	44,687	—
Preferred stock investment	5,326	—	—	5,326
Total	$ 188,745	$ 79,229	$ 104,190	$ 5,326

| | As of December 31, 2022 | | | |
	Fair Value	Level 1	Level 2	Level 3
Assets				
Money market funds	$ 1,633	$ 1,633	$ —	$ —
Fixed maturities:				
Mortgage-backed securities and collateralized	7,918	—	7,918	—
Other asset-backed securities	11,209	—	11,209	—
Corporate bonds	37,531	—	37,531	—
Foreign deposits	7,683	7,683	—	—
Municipal bond	994	—	994	—
U.S. Treasury securities	42,647	—	42,647	—
Preferred stock investment	4,115	—	—	4,115
Total	$ 113,730	$ 9,316	$ 100,299	$ 4,115

The Company measures the fair value of money market funds and foreign deposits, classified as Level 1, based on quoted prices in active markets for identical assets. The Company's fixed maturity investments classified as either Level 1 or Level 2 in the above tables are priced exclusively by external sources, including pricing vendors, dealers/market makers, and exchange-quoted prices. The fair value of the Company's fixed maturity investments classified as Level 2 is based on either recent trades in inactive markets or quoted market prices of similar instruments and other significant inputs derived from or corroborated by observable market data. Held-to-maturity investments are carried at amortized cost and the fair value and changes in unrealized gains (losses) are disclosed in Note 6, Investments. The fair value of these investments is determined in the same manner as available-for-sale securities and are considered either a Level 1 or Level 2 measurement.

The Company's preferred stock investment (see Note 7) is accounted for as an available-for-sale debt security, and measured at fair value at each balance sheet date. The estimated fair value of the preferred stock investment is a Level 3 measurement, and is based on certain unobservable inputs such as the value of the underlying enterprise, volatility, time to liquidity, and market interest rates. An increase or decrease in any of these unobservable inputs would result in a change in the fair value measurement. The estimated fair value was $5.3 million and $4.1 million as of December 31, 2023 and 2022, respectively, and is recorded in other long-term assets on the Company's consolidated balance sheet.

The Company recognizes transfers between levels of the fair value hierarchy on the date of the event or change in circumstances that caused the transfer. There were no transfers between levels for the years ended December 31, 2023 and 2022.

The following table presents the change in fair value of the Company's investment carried at fair value and classified as Level 3 as of December 31, 2023 (in thousands):

	Preferred Stock Investment
Balance as of January 1, 2021	$ 7,949
Unrealized gain included in other comprehensive income (loss)	493
Balance as of December 31, 2021	$ 8,442
Unrealized loss included in other comprehensive income (loss)	(4,327)
Balance as of December 31, 2022	$ 4,115
Reversal of cumulative unrealized loss included in other comprehensive income (loss)	2,885
Credit loss included in earnings	(1,674)
Balance as of December 31, 2023	$ 5,326

Fair Value Disclosures - Other Assets and Liabilities

The Company's other long-term assets balance also included notes receivable of $6.8 million and $9.3 million as of December 31, 2023 and 2022, respectively, recorded at their estimated collectible amount. The Company estimates that the carrying value of the notes receivable approximates the fair value. The estimated fair value represents a Level 3 measurement within the fair value hierarchy, and is based on market interest rates and the assessed creditworthiness of the third party.

The Company estimates the fair value of long-term debt based upon rates currently available to the Company for debt with similar terms and remaining maturities. This is a Level 3 measurement. Based upon the terms of the debt, the carrying amount of long-term debt approximated fair value at December 31, 2023.

9. Commitments and Contingencies

Legal Proceedings

From time to time the Company is or may become subject to various legal proceedings arising in the ordinary course of business, including proceedings against members, other entities or regulatory bodies. Estimated liabilities are recorded when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. At this time, the Company does not believe any such matters to be material individually or in the aggregate. These views are subject to change following the outcome of future events or the results of future developments.

10. Reserve for Veterinary Invoices

The reserve for veterinary invoices is an estimate of the future amount the Company will pay for veterinary invoices that haven't been processed or received but that are dated as of, or prior to, its balance sheet date. The reserve also includes the Company's estimate of related internal processing costs. The reserve estimate involves actuarial projections, and is based on management's assessment of facts and circumstances currently known, and assumptions about anticipated patterns. The Company uses generally accepted actuarial methodologies, such as paid loss development methods, in estimating the amount of the reserve for veterinary invoices. The reserve is made for each of the Company's segments, subscription and other business, and is continually refined as the Company receives and pays veterinary invoices. Changes in management's assumptions and estimates may have a relatively large impact to the reserve and associated expense.

Reserve for veterinary invoices

Summarized below are the changes in the total liability for the Company's subscription business segment (in thousands):

Subscription		Year Ended December 31,				
		2023		**2022**		**2021**
Reserve at beginning of year	$	21,543	$	22,407	$	19,925
Veterinary invoices during the period related to:						
Current year		540,396		439,679		357,859
Prior years		2,800		(2,799)		(1,411)
Total veterinary invoice expense		543,196		436,880		356,448
Amounts paid during the period related to:						
Current year		506,294		414,778		333,182
Prior years		23,001		18,739		16,109
Total paid		529,295		433,517		349,291
Non-cash expenses		3,896		4,227		4,675
Reserve at end of period	$	31,548	$	21,543	$	22,407

The Company had unfavorable development on veterinary invoice reserves for the subscription business segment of $2.8 million for the year ended December 31, 2023, favorable development on veterinary invoice reserves of $2.8 million for the year ended December 31, 2022, and favorable development on veterinary invoice reserves of $1.4 million for the year ended December 31, 2021, all of which were the result of ongoing analysis of recent payment trends.

Summarized below are the changes in total liability for the Company's other business segment (in thousands):

Other Business		Year Ended December 31,				
		2023		**2022**		**2021**
Reserve at beginning of year	$	22,191	$	17,264	$	9,004
Veterinary invoices during the period related to:						
Current year		287,361		211,729		129,826
Prior years		498		1,128		(212)
Total veterinary invoice expense		287,859		212,857		129,614
Amounts paid during the period related to:						
Current year		256,616		190,031		112,574
Prior years		21,744		17,899		8,780
Total paid		278,360		207,930		121,354
Non-cash expenses		—		—		—
Reserve at end of period	$	31,690	$	22,191	$	17,264

The Company had unfavorable development on veterinary invoice reserves for the other business segment of $0.5 million for the year ended December 31, 2023, unfavorable development on veterinary invoice reserves of $1.1 million for the year ended December 31, 2022, and favorable development on veterinary invoice reserves of $0.2 million for the year ended December 31, 2021, all of which were the result of ongoing analysis of recent payment trends.

Reserve for veterinary invoices, by year of occurrence

In the following tables, the cumulative number of veterinary invoices represents the total number received as of December 31, 2023, by year the veterinary invoice relates to, referred to as the year of occurrence. If a pet is injured or becomes ill, multiple trips to the veterinarian may result in several invoices. Each of these veterinary invoices is included in the cumulative number, regardless of whether the veterinary invoice was paid. Information for years 2020 through 2022 is provided as required supplementary information. Amounts in these tables are presented on a constant currency basis to remove the impact of changes in the foreign currency exchange rate on development. The cumulative expenses as of the end of each year are revalued using the currency exchange rate as of December 31, 2023.

The following table summarizes the development of veterinary invoice expense, on a constant currency basis, for the Company's subscription business segment by year of occurrence (in thousands, except for cumulative number of veterinary invoices data):

	Cumulative veterinary invoice expenses				Reserve	Cumulative number of veterinary invoices
	As of December 31,				As of December 31,	
Subscription	2020	2021	2022	2023	2023	2023
Year of Occurrence	*(unaudited)*	*(unaudited)*	*(unaudited)*			
2020	$ 279,236	$ 278,325	$ 277,839	$ 278,342	$ —	1,205,693
2021		$ 354,083	$ 351,797	$ 352,320	$ —	1,482,674
2022			$ 438,148	$ 439,448	$ 1,342	1,775,110
2023				$ 542,362	$ 30,206	1,981,465
				$1,612,472	$ 31,548	

The following table summarizes the development of veterinary invoice expense, on a constant currency basis, for the Company's other business segment by year of occurrence (in thousands, except for cumulative number of veterinary invoices data):

	Cumulative veterinary invoice expenses				Reserve	Cumulative number of veterinary invoices
	As of December 31,				As of December 31,	
Other Business	2020	2021	2022	2023	2023	2023
Year of Occurrence	*(unaudited)*	*(unaudited)*	*(unaudited)*			
2020	$ 72,289	$ 72,026	$ 72,255	$ 72,352	$ —	536,416
2021		$ 129,814	$ 130,650	$ 130,577	$ —	906,658
2022			$ 211,724	$ 212,163	$ 945	1,289,524
2023				$ 287,365	$ 30,745	1,414,664
				$ 702,457	$ 31,690	

Cumulative paid veterinary invoice expense

In the following tables, amounts are by the year the veterinary invoice relates to, referred to as the year of occurrence. Amounts in these tables are presented on a constant currency basis to remove the impact of changes in the foreign currency exchange rate. The cumulative amounts paid as of the end of each year are revalued using the currency exchange rate as of December 31, 2023. Information for years 2020 through 2022 is provided as required supplementary information.

The following table summarizes the amounts paid for veterinary invoices, inclusive of related internal processing costs and reported on a constant currency basis, for the subscription segment (in thousands):

	Year Ended December 31,			
Subscription	2020	2021	2022	2023
Year of Occurrence	*(unaudited)*	*(unaudited)*	*(unaudited)*	
2020	$ 261,780	$ 276,589	$ 277,839	$ 278,342
2021		$ 334,187	$ 350,925	$ 352,320
2022			$ 417,419	$ 438,106
2023				$ 512,156
				$ 1,580,924
			Total amounts unpaid and recorded as a liability	$ 31,548

The following table summarizes the amounts paid for veterinary invoices, inclusive of related internal processing costs and reported on a constant currency basis, for the other business segment (in thousands):

Other Business	Year Ended December 31,			
	2020	**2021**	**2022**	**2023**
Year of Occurrence	*(unaudited)*	*(unaudited)*	*(unaudited)*	
2020	$ 63,362	$ 72,013	$ 72,255	$ 72,352
2021		$ 112,562	$ 130,157	$ 130,577
2022			$ 190,026	$ 211,218
2023				$ 256,620
				$ 670,767
Total amounts unpaid and recorded as a liability				$ 31,690

11. Debt

On March 25, 2022, the Company entered into a credit agreement with Piper Sandler Finance, LLC, acting as the administrative agent, that provides the Company with $150.0 million in credit (the Credit Facility) consisting of:

    (a) an initial term loan in an aggregate principal amount of $60.0 million (Initial Term Loan), which was funded at closing;

    (b) commitments for delayed draw term loans in an aggregate principal amount not in excess of $75.0 million (Delayed Draw Term Loans, and together with the Initial Term Loan, the Term Loans), which may be drawn from time to time until September 25, 2023. On December 29, 2022, February 17, 2023, and September 21, 2023, the Company borrowed Delayed Draw Term loans of $15.0 million, $35.0 million, and $25.0 million, respectively; and

    (c) commitments for revolving loans in an aggregate principal amount at any time outstanding not in excess of $15.0 million (Revolving Loans), which may be drawn at any time prior to March 25, 2027.

The Credit Facility bears interest at a floating base rate plus an applicable margin. The stated interest rate as of December 31, 2023 was approximately 10.5% for the original $60.0 million term loan and for the aggregate $75.0 million term loans. The Company incurred total debt issuance cost of approximately $5.9 million, which is reported in the consolidated balance sheet as a direct reduction from the carrying amount of the Credit Facility, and is amortized as interest expense over the term of five years.

The Credit Facility is secured by substantially all assets of the Company and its subsidiaries. Proceeds from the Credit Facility may be used for permitted acquisitions and investments, working capital and other general corporate purposes. The Credit Agreement contains financial and other covenants. As of December 31, 2023, the Company was in compliance with all financial and other covenants.

To the extent not previously paid, the Initial Term Loan is due and payable on March 25, 2027, the Delayed Draw Term Loans are due and payable on the earlier of the five-year anniversary of their initial funding or March 25, 2028, and Revolving Loans are due and payable on March 25, 2027. The Company must repay 0.25% of any then-outstanding Term Loans, together with accrued and unpaid interest, on a quarterly basis.

Future principal payments on outstanding borrowings as of December 31, 2023 are as follows (in thousands):

Year Ending December 31,	December 31, 2023
2024	$ 1,350
2025	1,350
2026	1,350
2027	72,113
2028	57,125
Thereafter	—
Total	$ 133,288

12. Stock-Based Compensation

Stock-based compensation expense includes stock options and restricted stock units granted to employees and other service providers and has been reported in the Company's consolidated statements of operations depending on the function performed by the employee or other service provider. Stock-based compensation expense recognized in each category of the consolidated statements of operations for the years ended December 31, 2023, 2022 and 2021 was as follows (in thousands):

	Year Ended December 31,					
	2023		**2022**		**2021**	
Veterinary invoice expense	$	3,667	$	4,145	$	4,538
Other cost of revenue		1,612		2,339		2,610
Technology and development		2,846		4,742		3,056
General and administrative		17,717		12,831		8,862
New pet acquisition expense		7,319		9,336		9,160
Total expensed stock-based compensation		33,161		33,393		28,226
Capitalized stock-based compensation		2,135		1,633		676
Total stock-based compensation	$	35,296	$	35,026	$	28,902

As of December 31, 2023, the Company had 714,382 unvested restricted stock units. Stock-based compensation expense of $44.6 million related to unvested restricted stock units are expected to be recognized over a weighted average period of approximately 2.4 years.

In March 2023, two executives terminated employment with the Company and one executive signed a separation agreement effective June 1, 2023. In conjunction with these departures, the Company accelerated the vesting of certain RSUs as of the termination date and extended the purchase date of certain vested options from 90 to 365 days. These award modifications resulted in the recognition of $4.8 million share-based compensation expense during the year ended December 31, 2023.

Stock Options

The grant date fair value of stock option awards are estimated on the date of grant using the Black-Scholes option-pricing model. The Company did not grant any new stock options during the years ended December 31, 2023, 2022, and 2021.

The following table presents information regarding stock options granted, exercised and forfeited for the periods presented:

	Number of Options	Weighted Average Exercise Price per Share		Aggregate Intrinsic Value (in thousands)	
Outstanding as of January 1, 2021	1,459,290	$	9.93	$	160,200
Granted	—		—		—
Exercised	(647,164)		5.59		58,200
Forfeited	(4,921)		13.66		—
Outstanding as of December 31, 2021	807,205		13.39		95,765
Granted	—		—		—
Exercised	(174,721)		12.82		10,931
Forfeited	(2,834)		18.87		—
Outstanding as of December 31, 2022	629,650		13.53		21,410
Granted	—		—		—
Exercised	(213,848)		12.47		3,720
Forfeited	(6,832)		12.80		—
Outstanding as of December 31, 2023	408,970		14.09		6,715
Exercisable at December 31, 2023	408,970	$	14.09	$	6,715

As of December 31, 2023, stock options outstanding and stock options exercisable had a weighted average remaining contractual life of 2.5 years.

The fair value of options vested were as follows for the years ended December 31, 2023, 2022, and 2021. The Company didn't grant any stock options in these three years.

	Fair Value of Options Vested (in thousands)	
Year:		
2021	$	313
2022	$	—
2023	$	—

Restricted Stock Awards and Restricted Stock Units

A summary of the Company's restricted stock award and restricted stock unit activity for the years ended December 31, 2023, 2022 and 2021 is as follows:

	Number of Shares	Weighted Average Grant Date Fair Value per Share
Unvested shares as of January 1, 2021	782,755	$ 34.81
Granted	787,730	101.32
Vested	(426,725)	40.10
Forfeited	(56,133)	72.93
Unvested shares as of December 31, 2021	1,087,627	78.94
Granted	623,401	84.11
Vested	(516,077)	72.81
Forfeited	(82,399)	81.91
Unvested shares as of December 31, 2022	1,112,552	84.46
Granted	366,870	26.77
Vested	(669,413)	72.52
Forfeited	(95,627)	79.60
Unvested shares as of December 31, 2023	714,382	$ 66.64

13. Stockholders' Equity

Common Stock and Preferred Stock

As of December 31, 2023, the Company had 100,000,000 shares of common stock authorized and 41,858,866 shares of common stock outstanding. Holders of common stock are entitled to one vote on each matter properly submitted to the stockholders of the Company except those related to matters concerning possible outstanding preferred stock. At December 31, 2023, the Company had 10,000,000 shares of undesignated preferred stock authorized for future issuance and did not have any outstanding shares of preferred stock. The holders of common stock are also entitled to receive dividends as and when declared by the board of directors of the Company (the Board), whenever funds are legally available. These rights are subordinate to the dividend rights of holders of any senior classes of stock outstanding at the time. The Company does not intend to declare or pay any cash dividends in the foreseeable future.

Share Repurchase Program

In April 2021, the Board approved a share repurchase program, pursuant to which the Company may, between May 2021 and May 2026, repurchase outstanding shares of the Company's common stock. The Company repurchased no shares during the year ended December 31, 2023. The Company repurchased 95,021 shares under this program during the year ended December 31, 2022.

14. Accumulated Comprehensive Income (Loss)

A summary of the components of accumulated other comprehensive income (loss) is as follows (in thousands):

	Foreign Currency Translation		Net Unrealized Gain (Loss) on Available-for- Sale Securities		Total	
Balance as of January 1, 2021	$	2,120	$	951	$	3,071
Other comprehensive income (loss)		(496)		502		6
Balance as of December 31, 2021	$	1,624	$	1,453	$	3,077
Other comprehensive income (loss)		(4,412)		(4,966)		(9,378)
Balance as of December 31, 2022	$	(2,788)	$	(3,513)	$	(6,301)
Other comprehensive income (loss)		2,712		3,992		6,704
Balance as of December 31, 2023	$	(76)	$	479	$	403

15. Segments

The Company has two aggregated reporting segments: subscription business and other business. The subscription business segment consists of products that have been created to meet the needs of their distribution channels and have similar target margin profiles. This segment generates revenue primarily from subscription fees related to the Company's direct-to-consumer products. The other business segment generates revenue primarily by underwriting policies on behalf of third parties. The Company does not undertake marketing efforts for these policies and has a business-to-business relationship with these third-parties. The other business segment also includes other products and insurance software solutions that have a different margin profile from the Company's subscription business segment.

The chief operating decision maker reviews revenue and operating income (loss) to evaluate segment performance. Revenue, veterinary invoice expense, other cost of revenue, and new pet acquisition expenses are generally directly attributed to each segment. Other operating expenses, such as technology and development expense, general and administrative expense, and depreciation and amortization, are generally allocated proportionately based on revenue in each segment. Interest and other expenses and income taxes are not allocated to the segments, nor included in the measure of segment profit or loss. The Company does not analyze discrete segment balance sheet information related to long-term assets.

Operating income (loss) of the Company's segments were as follows (in thousands):

	Year Ended December 31,		
	2023	2022	2021
Subscription business:			
Revenue	$ 712,906	$ 596,610	$ 494,862
Veterinary invoice expense	543,196	436,880	356,448
Other cost of revenue	70,490	60,804	51,216
Technology and development	13,765	16,555	11,942
General and administrative	36,256	25,964	22,579
New pet acquisition expense	77,172	88,959	78,148
Depreciation and amortization	8,021	7,205	8,494
Subscription business operating loss	(35,994)	(39,757)	(33,965)
Other business:			
Revenue	395,699	308,569	204,129
Veterinary invoice expense	287,859	212,857	129,614
Other cost of revenue	76,044	72,453	57,367
Technology and development	7,638	8,578	4,924
General and administrative	23,951	13,415	9,314
New pet acquisition expense	200	541	499
Depreciation and amortization	4,453	3,716	3,471
Other business operating loss	(4,446)	(2,991)	(1,060)
Gain (loss) from investment in joint venture	(219)	(253)	(171)
Total operating loss	(40,659)	(43,001)	(35,196)
Interest expense	12,077	4,267	10
Other expense (income), net	(7,701)	(3,072)	14
Loss before income taxes	$ (45,035)	$ (44,196)	$ (35,220)

The following table presents the Company's revenue by geographic region of the member (in thousands):

	Year Ended December 31,		
	2023	2022	2021
United States	$ 935,312	$ 764,349	$ 580,966
Canada and other	173,293	140,830	118,025
Total revenue	$ 1,108,605	$ 905,179	$ 698,991

Substantially all of the Company's long-lived assets were located in the United States as of December 31, 2023 and 2022.

16. Dividend Restrictions and Statutory Surplus

The Company's business operations are conducted through subsidiaries, one of which is an insurance company domiciled in New York, American Pet Insurance Company (APIC), and one of which is a segregated cell business, Wyndham Segregated Account AX, located in Bermuda. In 2022, the Company incorporated a new wholly-owned insurance subsidiary, GPIC Insurance Company (GPIC), domiciled in Canada. In 2021, the Company established two new wholly-owned insurance subsidiaries in the United States, ZPIC Insurance Company (ZPIC) and QPIC Insurance Company (QPIC), domiciled in Missouri and Nebraska, respectively. In addition to general state law restrictions on payments of dividends and other distributions to stockholders applicable to all corporations, insurance companies are subject to further regulations that, among other things, may require such companies to maintain certain levels of equity and restrict the amount of dividends and other distributions that may be paid to their parent corporations.

Applicable regulations generally restrict the ability of the insurance entities to pay dividends to its holding company parent. These restrictions are based in part on the prior year's statutory income and surplus. In the United States, dividends up to specified levels are generally considered ordinary and may be paid without prior approval. Dividends, in larger amounts, known as extraordinary dividends, are subject to approval by the insurer's domiciliary state regulator. An extraordinary dividend or distribution is generally defined as a dividend or distribution that, in the aggregate in any 12-month period, exceeds the lesser of (i) 10% of surplus as of the preceding December 31 or (ii) the insurer's adjusted net investment income for the 12-month period immediately preceding the declaration or distribution of the current dividend increased by the excess, if any, of net investment income over dividends declared or distributed during the period commencing thirty-six months prior to the declaration or distribution of the current dividend and ending twelve months prior thereto, and not including realized capital gains. APIC paid dividends of $7.6 million to the Company during the year ended December 31, 2023. None of the Company's U.S. insurance subsidiaries paid dividends to the Company during the years ended December 31, 2022 and 2021.

The Company's insurance subsidiary in Bermuda is regulated by the Bermuda Monetary Authority. Under the Bermuda Companies Act of 1981, as amended, a Bermuda company may not declare or pay a dividend or make a distribution out of contributed surplus if there are reasonable grounds for believing that: (a) the company is, or would be after the payment, unable to pay its liabilities as they become due; or (b) the realizable value of the company's assets would thereby be less than its liabilities. The Segregated Accounts Company Act of 2000 further requires that dividends out of a segregated account can only be paid to the extent that the cell remains solvent. The value of its assets must remain greater than the aggregate of its liabilities, issued share capital, and share premium accounts. Per our contractual agreements with Wyndham Insurance Company (SAC) Limited, the allowable dividend is equivalent to the positive undistributed profit attributable to the shares. This insurance subsidiary paid the Company a dividend of $7.3 million, $6.9 million, and $5.6 million during the years ended December 31, 2023, 2022 and 2021, respectfully.

The statutory net income for 2023, 2022 and 2021 and statutory capital and surplus at December 31, 2023, 2022 and 2021, for APIC were as follows (in thousands):

| | As of December 31, | | |
	2023	2022	2021
Statutory net income	$ 40,076	$ 35,227	$ 24,409
Statutory capital and surplus	$ 199,613	$ 162,232	$ 124,189

As of December 31, 2023, APIC maintained $199.6 million of statutory capital and surplus which was above the required amount of $137.6 million of statutory capital and surplus to avoid additional regulatory oversight.

During the year ended December 31, 2023, the Company funded $3.8 million, $0.2 million, and CAD $8.5 million of statutory capital to APIC, ZPIC and GPIC, respectively. During the year ended December 31, 2022, the Company funded $8.0 million and $7.8 million of statutory capital to ZPIC and QPIC, respectively. ZPIC, QPIC and GPIC will each be required to maintain a level of surplus as determined by their respective domiciliary regulators. As of December 31, 2023, neither ZPIC, QPIC nor GPIC has begun underwriting any insurance policies.

As of December 31, 2023, the Company had $14.6 million on deposit with various states in which it is licensed to write policies.

17. Income Taxes

Loss before income taxes was as follows for the years ended December 31, 2023, 2022 and 2021 (in thousands):

		Year Ended December 31,				
		2023		2022		2021
United States	$	(41,019)	$	(43,794)	$	(34,052)
Foreign		(4,016)		(402)		(1,168)
	$	(45,035)	$	(44,196)	$	(35,220)

The components of income tax expense (benefit) were as follows (in thousands):

		Year Ended December 31,				
		2023		2022		2021
Current:						
U.S. federal & state	$	(8)	$	82	$	58
Foreign		464		814		2,066
		456		896		2,124
Deferred:						
U.S. federal & state		7		11		(15)
Foreign		(805)		(431)		(1,799)
		(798)		(420)		(1,814)
Income tax expense (benefit)	$	(342)	$	476	$	310

A reconciliation of income tax expense at the statutory federal income tax rate and income taxes as reflected in the financial statements is presented below:

	Year Ended December 31,		
	2023	2022	2021
Federal income taxes at statutory rate	21.0 %	21.0 %	21.0 %
U.S. state income taxes	7.9	3.5	7.5
Equity compensation	(9.2)	2.5	30.4
Change in valuation allowance	(19.1)	(26.7)	(58.4)
Other, net	(0.1)	(1.7)	(1.7)
Credits	0.3	0.3	0.3
Effective income tax rate	0.8 %	(1.1)%	(0.9)%

The principal components of the Company's deferred tax assets and liabilities were as follows (in thousands):

	As of December 31,		
	2023		**2022**
Deferred tax assets:			
Deferred revenue	$ 10,017	$	8,610
Accruals and reserves	2,190		1,860
Net operating loss carryforwards	71,231		63,772
Depreciation and amortization	2,310		1,421
Equity compensation	1,875		3,179
Credits	1,147		997
Other	1,995		1,661
Total deferred tax assets	90,765		81,500
Deferred tax liabilities:			
Deferred costs	(1,549)		(1,322)
Intangible assets	(3,103)		(3,603)
Other	(3,471)		(2,398)
Total deferred tax liabilities	(8,123)		(7,323)
Total deferred taxes	82,642		74,177
Less deferred tax asset valuation allowance	(85,245)		(77,507)
Net deferred tax liability	$ (2,603)	$	(3,330)

At December 31, 2023, the Company had U.S. federal, U.S. state, and foreign net operating loss carryforwards of $71.2 million (tax-effected) and U.S. federal income tax credits of $1.1 million. Use of carryforwards is limited based on the future income of the Company. The federal net operating loss carryforwards will begin to expire in 2026. Foreign net operating loss carryforwards will begin to expire in 2024. U.S. federal income tax credits will begin to expire in 2036. Pursuant to Sections 382 and 383 of the Internal Revenue Code, annual use of the Company's net operating loss carryforwards and credit carryforwards may be limited if the Company experiences an ownership change. As of December 31, 2023, the utilization of approximately $0.5 million of net operating losses are subject to limitation as a result of prior ownership changes; however, subsequent ownership changes may further affect the limitation in future years.

A valuation allowance is required to reduce the deferred tax assets reported if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all the evidence, both positive and negative, the Company has recorded a full valuation allowance against its U.S. Federal, the majority of its U.S. State, and a portion of its foreign deferred tax assets as of December 31, 2023, 2022, and 2021 because the Company's management has determined that it is more likely than not that these assets will not be fully realized.

For the year ended December 31, 2023, the Company recognized a net increase of $7.7 million in valuation allowance against its net deferred tax assets associated with U.S. federal and certain foreign and U.S. state jurisdictions, primarily attributable to current year activity.

The Company is open to examination by the U.S. federal tax jurisdiction for the years ended December 31, 2020 through 2023, and is also open to examination for 2006 and forward with respect to net operating loss carryforwards generated and carried forward from those years in the United States. The Company is subject to taxation in various states and countries, and may be subject to audit or examination by the relevant authorities in respect to those particular jurisdictions primarily for 2018 and thereafter.

For the year ended December 31, 2023, the Company intends to invest substantially all of its foreign subsidiary earnings, as well as its capital in its foreign subsidiaries, indefinitely outside of the U.S. in those jurisdictions in which it would incur significant, additional costs upon repatriation of such amounts. A deferred tax liability related to taxes due upon repatriation to the U.S. has not been recorded.

The Company is booking Global Intangible Low-Taxed Income ("GILTI") on a current basis and is not booking deferred taxes related to GILTI.

The Company accounts for uncertain tax positions based on a two-step process of evaluating recognition and measurement criteria. The first step assesses whether the tax position is more likely than not to be sustained upon examination by the taxing authority, including resolution of any appeals or litigation, on the basis of the technical merits of the position. If the tax position meets the more-likely-than-not criteria, the portion of the tax benefit greater than 50% likely to be realized upon settlement with the relevant taxing authority is recognized in the financial statements. No significant changes in uncertain tax positions are expected in the next twelve months.

A reconciliation of the beginning and ending amount of gross unrecognized tax benefits is as follows (in thousands):

	Year Ended December 31,					
	2023		2022		2021	
Balance, beginning of year	$	151	$	138	$	133
Increases (decreases) to tax positions related to prior periods		(72)		8		—
Increases to tax positions related to the current year		1		5		5
Balance, end of year	$	80	$	151	$	138

18. Employee Benefits

The Company has a 401(k) plan for its U.S. employees. The plan allows employees to contribute a percentage of their pretax earnings annually, subject to limitations imposed by the Internal Revenue Service. The plan also allows the Company to make a matching contribution, subject to certain limitations. As of December 31, 2023, the Company has made no matching contributions to the 401(k) plan.

19. Related Parties

In August 2018, the Company invested $0.3 million in a limited liability entity in exchange for a 17.5% ownership interest. The investee is considered to be a related party, as the Company has the ability to exercise significant influence over the investee. In February 2020, the Company entered into a service agreement with the investee, under which the Company incurred $2.2 million and $3.5 million of expenses for consulting services provided by the investee related to pet acquisition during the years ended December 31, 2023 and 2022, respectively, recorded as new pet acquisition expense on the Company's consolidated statement of operations.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act), as of the end of the period covered by this Annual Report on Form 10-K. Based on such evaluation, our CEO and CFO have concluded that as of December 31, 2023, the disclosure controls and procedures were not effective due to material weaknesses in internal control over financial reporting, described below.

Notwithstanding the identified material weaknesses described below, management does not believe that these material weaknesses had an adverse effect on our reported operating results or financial condition and management has determined that the financial statements and other information included in this report and other periodic filings present fairly in all material respects our financial condition, results of operations, and cash flows at and for the periods presented in accordance with U.S. GAAP.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined under Rule 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. GAAP and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect our transactions and the dispositions of our assets; (2) provide reasonable assurance that our transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. GAAP and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements.

Management has assessed the effectiveness of our internal control over financial reporting as of December 31, 2023, using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework (2013). As a result of this assessment, management concluded that, as of December 31, 2023, its internal control over financial reporting was not effective because management identified material weaknesses in internal control over financial reporting. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

We noted a material weakness related to the design of information technology general controls (ITGCs) in the areas of user access and program change-management over certain information technology (IT) systems related to revenue, veterinary invoice expense, accounts receivable, reserve for veterinary invoices and deferred revenue in our subscription business segment. We believe that these control deficiencies were a result of: (1) risk-assessment processes that were inadequate to identify and assess the scope of IT systems that could impact internal controls over financial reporting; and (2) IT control processes lacking sufficient documentation around the affected systems. Process level controls (business and automated) that are dependent on the affected IT environments were also deemed ineffective.

We also noted a material weakness related to the processing of transactions performed by an unaffiliated general agent related to revenue, veterinary invoice expense, accounts receivable, reserve for veterinary invoices and deferred revenue accounts within our other business segment. The Company had not sufficiently evaluated the design of processes and controls over such transactions, including ITGCs and process level controls.

These material weaknesses did not result in any material misstatements to the financial statements in this Form 10-K, and we have not identified any changes required to our previously issued financial statements.

We have completed substantive procedures for the year ended December 31, 2023. Based on these procedures, management believes that our consolidated financial statements included in this Form 10-K have been prepared in accordance with U.S. GAAP. Our CEO and CFO have certified that, based on their knowledge, the financial statements, and other financial information included in this Form 10-K, fairly present in all material respects our financial condition, results of operations and cash flows as of, and for, the periods presented in this Form 10-K. Ernst & Young LLP has issued an unqualified opinion on our financial statements, which is included in Item 8 of this Form 10-K.

In addition, Ernst & Young LLP has issued a report on our internal control over financial reporting as of December 31, 2023, and its report appears below.

Planned Material Weakness Remediation Activities

Management has been, and intends to continue, implementing measures designed to remediate the control deficiencies contributing to the material weaknesses described above. The remediation actions for the material weakness related to the design of ITGCs in the areas of user access and program change-management over certain information technology include: (1) enhancing our IT compliance oversight function and expanding our team members with experience designing and implementing ITGCs; (2) developing a training program addressing ITGCs and policies, including educating control owners about the principles and requirements of each control, with a focus on those related to user access and change-management over IT systems; (3) developing and maintaining documentation underlying ITGCs to promote knowledge transfer upon IT personnel and function changes; (4) developing enhanced risk assessment procedures and controls related to changes in IT systems; (5) implementing an IT management review and testing plan to monitor ITGCs; and (6) enhanced quarterly reporting on the remediation measures to the Audit Committee of our board of directors. With respect to the material weakness related to the processing of transactions performed by an unaffiliated general agent, we are developing our remediation plan.

A material weakness will not be considered remediated, however, until the applicable controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. Until management has concluded that we have remediated the material weaknesses, we intend to continue completing additional substantive procedures sufficient for management to believe that our consolidated financial statements have been prepared in accordance with U.S. GAAP.

Changes in Internal Control

Except for changes relating to the material weaknesses identified above, there have been no changes in our internal control over financial reporting identified in management's evaluation pursuant to Rules 13a-15(f) or 15d-15(f) of the Exchange Act during the period covered by this Annual Report on Form 10-K that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls and Procedures

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of Trupanion, Inc.

Opinion on Internal Control Over Financial Reporting

We have audited Trupanion, Inc.'s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weaknesses described below on the achievement of the objectives of the control criteria, Trupanion, Inc. (the Company) has not maintained effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment. Management has identified a material weakness related to the design of information technology general controls (ITGCs) in the areas of user access and program change-management over certain information technology (IT) systems and related process controls related to revenue, veterinary invoice expense, accounts receivable, reserve for veterinary invoices and deferred revenue in the subscription business segment. Management has also identified a material weakness related to inadequate design of ITGC and process level controls over the processing of transactions performed by an unaffiliated general agent related to revenue, veterinary invoice expense, accounts receivable, reserve for veterinary invoices and deferred revenue accounts within the other business segment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2023 and 2022, the related consolidated statements of operations, comprehensive loss, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2). These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2023 consolidated financial statements, and this report does not affect our report dated February 26, 2024, which expressed an unqualified opinion thereon.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

Seattle, Washington

February 26, 2024

Item 9B. Other Information

Rule 10b5-1 Plan

During the three months ended December 31, 2023, no director or officer (as defined in Rule 16a-1(f) of the Exchange Act) of the Company adopted or terminated, including by modification, a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this item is incorporated herein by reference to our Proxy Statement with respect to our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the end of the fiscal year covered by this Annual Report.

Item 11. Executive Compensation

Information required by this item is incorporated herein by reference to our Proxy Statement with respect to our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the end of the fiscal year covered by this Annual Report.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this item is incorporated herein by reference to our Proxy Statement with respect to our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the end of the fiscal year covered by this Annual Report.

Item 13. Certain Relationships and Related Transactions and Director Independence

Information required by this item is incorporated herein by reference to our Proxy Statement with respect to our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the end of the fiscal year covered by this Annual Report.

Item 14. Principal Accountant Fees and Services

Information required by this item is incorporated herein by reference to our Proxy Statement with respect to our 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days after the end of the fiscal year covered by this Annual Report.

Item 15. Exhibits, Financial Statement Schedules

(a)(1) Financial Statements

We have filed the financial statements listed in the Index to Financial Statements as a part of this Annual Report on Form 10-K.

(a)(2) Financial Statement Schedules

Schedule I Condensed Financial Information of Registrant

No other financial statement schedules have been provided because the information called for is not required or is shown either in the financial statements or notes thereto.

(a)(3) Exhibits

The following exhibits are filed as part of this Annual Report on Form 10-K or are incorporated herein by reference.

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed/ Furnished Herewith
		Form	File No.	Exhibit	Exhibit Filing Date	
3.1	Amended and Restated Certificate of Incorporation of Trupanion, Inc.	8-K	001-36537	3.1	6/12/2023	
3.2	Amended and Restated Bylaws of Trupanion, Inc.	8-K	001-36537	3.2	6/12/2023	
4.1	Description of Capital Stock					X
4.2	Form of Common Stock Certificate.	S-1	333-196814	4.1	6/16/2014	
10.1+	Form of Indemnity Agreement.	S-1	333-196814	10.1	6/16/2014	
10.2+	2007 Equity Compensation Plan and forms of stock option agreements and exercise notices, restricted stock notice agreement and restricted stock agreement thereunder.	S-1	333-196814	10.2	6/16/2014	
10.3+	2014 Equity Incentive Plan and forms of stock option award agreement, restricted stock agreement and restricted stock unit award agreement thereunder.	S-1	333-196814	10.3	6/16/2014	
10.4+	2014 Employee Stock Purchase Plan.	S-1	333-196814	10.4	6/16/2014	
10.5†	Agency Agreement between Omega General Insurance Company and Trupanion Brokers Ontario, Inc., effective January 1, 2015.	10-K	001-36537	10.13	2/24/2015	
10.6†	Fronting and Administration Agreement between Wyndham Insurance Company (SAC) Limited and Omega General Insurance Company, effective January 1, 2015.	10-K	001-36537	10.14	2/24/2015	
10.7†	Quota Share Reinsurance Agreement between Wyndham Insurance Company (SAC) Limited and Omega General Insurance Company, effective January 1, 2015.	10-K	001-36537	10.15	2/24/2015	
10.8	Quota Share Reinsurance Agreement between Wyndham Insurance Company (SAC) Limited and Omega General Insurance Company, effective July 1, 2020.	10-K	001-36537	10.23	2/14/2020	
10.9	Addendum #11 to Quota Share Reinsurance Agreement between Wyndham Insurance Company (SAC) Limited and Omega General Insurance Company, effective January 1, 2024.					X
10.10	Addendum #1 to Fronting And Administration Agreement between Omega General Insurance Company and Wyndham Insurance Company (Sac) Limited, effective January 1, 2024.					X
10.11+	Compensation Program for Non-Employee Directors of Trupanion, Inc, as amended on April 21, 2023.	10-Q	001-36537	10.1	8/4/2023	

10.12+	Form of Consulting Agreement.	8-K	001-36537	10.1	4/4/2023	
10.13+	Form of Separation Agreement.	8-K	001-36537	10.2	4/4/2023	
10.14+	Trupanion, Inc. Severance and Change in Control Plan effective July 28, 2023.	10-Q	001-36537	10.2	8/4/2023	
10.15+	Offer Letter dated as of August 24, 2023, by and between the Company and Fawwad Qureshi.	8-K	001-36537	10.1	9/6/2023	
10.13	Strategic Alliance Agreement, dated as of October 26, 2020 by and between Trupanion, Inc. and Aflac Incorporated.	8-K	001-36537	10.2	10/29/2020	
10.14	Shareholder Agreement, dated as of October 26, 2020 by and between Trupanion, Inc. and Aflac Incorporated.	8-K	001-36537	10.3	10/29/2020	
10.15†	Credit Agreement, dated as of March 25, 2022, by and among Trupanion, Inc., Piper Sandler Finance, LLC, as administrative agent, and the lenders party thereto.	10-Q	001-36537	10.1	4/29/2022	
21.1	Subsidiaries of the Registrant.					X
23.1	Consent of independent registered public accounting firm.					X
24.1	Power of Attorney (reference is made to the signature page hereto).					X
31.1	Certification of Principal Executive Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
31.2	Certification of Principal Financial Officer, pursuant to Rule 13a-14(a)/15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.					X
32.1*	Certification of Chief Executive Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
32.2*	Certification of Chief Financial Officer, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.					X
97.1	Compensation Clawback Policy					X
101.INS	XBRL Instance Document - the instance does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.					X
101.SCH	Inline XBRL Taxonomy Extension Schema With Embedded LinkBase Documents.					X
104	Cover Page Interactive Data File (formatted in Inline XBRL and contained in Exhibit 101)					X

+   Indicates a management contract or compensatory plan or arrangement.

†   Registrant has omitted portions of the referenced exhibit pursuant to a request for confidential treatment under Rule 24b-2 promulgated under the Exchange Act. The omitted portions of this exhibit have been filed separately with the SEC.

*   This certification is deemed not filed for purpose of section 18 of the Exchange Act or otherwise subject to the liability of that section, nor shall it be deemed incorporated by reference into any filing under the Securities Act or the Exchange Act.

Item 16. Form 10-K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Seattle, state of Washington, on this 26th day of February, 2024.

TRUPANION, INC.

By: /s/ Darryl Rawlings

Darryl Rawlings
Chief Executive Officer and Chairperson of the Board

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Darryl Rawlings, Fawwad Qureshi and Chris Kearns, and each of them, as his or her true and lawful attorneys-in-fact, proxies and agents, each with full power of substitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact, proxies and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact, proxies and agents, or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Date: February 26, 2024	/s/ Darryl Rawlings
	Darryl Rawlings Chief Executive Officer and Chairperson of the Board *(Principal Executive Officer)*
Date: February 26, 2024	/s/ Fawwad Qureshi
	Fawwad Qureshi Chief Financial Officer *(Principal Financial and Accounting Officer)*
Date: February 26, 2024	/s/ Max Broden
	Max Broden Director
Date: February 26, 2024	/s/ Jacqueline Davidson
	Jacqueline Davidson Director
Date: February 26, 2024	/s/ Paulette Dodson
	Paulette Dodson Director
Date: February 26, 2024	/s/ Richard Enthoven
	Richard Enthoven Director
Date: February 26, 2024	/s/ Dan Levitan
	Dan Levitan Director
Date: February 26, 2024	/s/ Murray Low
	Murray Low Director
Date: February 26, 2024	/s/ Betsy McLaughlin
	Betsy McLaughlin Director
Date: February 26, 2024	/s/ Howard Rubin
	Howard Rubin Director

Date: February 26, 2024   /s/ Zay Satchu
                                           Zay Satchu
                                           Director

Schedule I - Condensed Financial Information of Registrant

Trupanion, Inc.
Condensed Statements of Operations and Comprehensive Loss
(Parent Company Only, in thousands)

	Year Ended December 31,		
	2023	**2022**	**2021**
Expenses:			
Veterinary invoice expense	$ 253	$ 4,144	$ 4,538
Other cost of revenue	240	2,340	2,610
Technology and development	1,507	4,930	3,130
General and administrative	5,345	16,346	11,714
New pet acquisition expense	806	9,351	9,177
Depreciation and amortization	494	289	473
Total expenses	8,645	37,400	31,642
Loss from investment in joint venture	(237)	(192)	(33)
Operating loss	(8,882)	(37,592)	(31,675)
Interest expense	11,998	4,255	(2)
Other income, net	(14,442)	(8,047)	(5,755)
Loss before equity in undistributed earnings of subsidiaries	(6,438)	(33,800)	(25,918)
Income tax benefit	15,766	14,544	12,272
Equity (loss) in undistributed earnings of subsidiaries	(54,021)	(25,416)	(21,884)
Net loss	$ (44,693)	$ (44,672)	$ (35,530)
Other comprehensive income (loss), net of taxes:			
Other comprehensive income (loss) of subsidiaries	6,704	(9,378)	6
Other comprehensive income (loss)	6,704	(9,378)	6
Comprehensive loss	$ (37,989)	$ (54,050)	$ (35,524)

Trupanion, Inc.
Condensed Balance Sheets
(Parent Company Only)
(In thousands, except share data)

		December 31,		
		2023		**2022**
Assets				
Current assets:				
Cash and cash equivalents	$	10,994	$	16,052
Accounts and other receivables		1		5,739
Prepaid expenses and other assets		804		697
Total current assets		11,799		22,488
Restricted cash		22,963		19,032
Property and equipment, net		3,981		2,398
Intangible assets, net		5,808		5,710
Other long-term assets		12,540		13,960
Advances to and investments in subsidiaries		377,031		312,559
Total assets	$	434,122	$	376,147
Liabilities and stockholders' equity				
Current liabilities:				
Accounts payable, accrued liabilities, and other current liabilities	$	336	$	484
Long-term debt - current portion		1,350		750
Total current liabilities		1,686		1,234
Long-term debt		127,580		68,354
Deferred tax liabilities		1,106		1,100
Other liabilities		28		162
Total liabilities		130,400		70,850
Stockholders' equity:				
Common stock: $0.00001 par value per share, 100,000,000 shares authorized; 42,887,052 and 41,858,866 shares issued and outstanding at December 31, 2023; 42,041,344 and 41,013,158 shares issued and outstanding at December 31, 2022		—		—
Preferred stock: $0.00001 par value per share, 10,000,000 shares authorized; no shares issued and outstanding		—		—
Additional paid-in capital		536,108		499,694
Accumulated other comprehensive income (loss)		403		(6,301)
Accumulated deficit		(216,255)		(171,562)
Treasury stock, at cost: 1,028,186 shares at December 31, 2023 and 2022		(16,534)		(16,534)
Total stockholders' equity		303,722		305,297
Total liabilities and stockholders' equity	$	434,122	$	376,147

Trupanion, Inc.
Condensed Statements of Cash Flows
(Parent Company Only, in thousands)

		Year Ended December 31,				
		2023		**2022**		**2021**
Operating activities						
Net loss	$	(44,693)	$	(44,672)	$	(35,530)
Adjustments to reconcile net loss to cash provided by (used in) operating activities:						
Loss attributable to investments in subsidiaries		39,184		19,331		17,501
Dividends from subsidiaries		14,837		6,942		5,567
Depreciation and amortization		494		289		473
Stock-based compensation expense		4,575		33,393		28,226
Other, net		4,200		533		(161)
Changes in operating assets and liabilities		6,194		(166)		(1,219)
Net cash provided by operating activities		24,791		15,650		14,857
Investing activities						
Cash paid in business acquisition, net of cash acquired		—		(15,034)		—
Purchases of property and equipment		(172)		(516)		(280)
Advances to and investments in subsidiaries		(87,198)		(71,671)		(71,721)
Other investments		1,586		(1,598)		(1,755)
Net cash used in investing activities		(85,784)		(88,819)		(73,756)
Financing activities						
Proceeds from debt financing, net of financing fees		59,972		69,138		—
Repayments of debt financing		(1,225)		(487)		—
Repurchase of common stock		—		(5,755)		—
Proceeds from exercise of stock options		2,655		2,290		3,607
Taxes paid related to net share settlement of equity awards		(1,536)		(4,359)		(4,732)
Net cash (used in) provided by financing activities		59,866		60,827		(1,125)
Net change in cash, cash equivalents, and restricted cash		(1,127)		(12,342)		(60,024)
Cash, cash equivalents, and restricted cash at beginning of period		35,084		47,426		107,450
Cash, cash equivalents, and restricted cash at end of period	$	33,957	$	35,084	$	47,426

1. Organization and Presentation

The accompanying condensed financial statements present the financial position, results of operations and cash flows for Trupanion, Inc. These condensed unconsolidated financial statements should be read in conjunction with the consolidated financial statements of Trupanion, Inc. and its subsidiaries and the notes thereto (the Consolidated Financial Statements). Investments in subsidiaries are accounted for using the equity method of accounting. Trupanion, Inc. received cash dividends from subsidiaries of $14.9 million, $6.9 million and $5.6 million for the years ended December 31, 2023, 2022 and 2021, respectively. These cash dividends were recorded within Trupanion, Inc.'s other income and were eliminated within the consolidated financial statements of Trupanion, Inc.

The Company has made an immaterial presentation error correction within the Condensed Statements of Cash Flows, reclassifying prior years' dividends from subsidiaries from investing to operating activities. Additional information about Trupanion, Inc.'s accounting policies pertaining to intangible assets, commitments and contingencies, stock-based compensation, stockholders' equity, and income taxes are set forth in Notes 5, 9, 12, 13, and 17, respectively, to the Consolidated Financial Statements.

Compensation expense related to stock-based transactions, including employee and non-employee stock option awards, restricted stock awards, and restricted stock units, is measured and recognized in the financial statements based on fair value. Effective January 1, 2023, we entered into an intercompany agreement with a non-insurance subsidiary whereby stock-based compensation costs are allocated to this entity. For the year ended December 31, 2023, stock-based compensation expenses of $28.3 million were included within equity (loss) in undistributed earnings of subsidiaries within the Condensed Statements of Operations and Comprehensive Loss and in advances to and investments in subsidiaries in the Condensed Balance Sheets. There was no impact to net income as a result of this intercompany agreement.

trupanion™

Medical insurance for the life of your pet.

TRUPANION.COM